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DAT : 12/18/06

NRI Dream up
the future.





Dream up the future.

Annual Report 2006

Year ended 31st March, 2006





Nomura Research Institute, Ltd.


Consulting and Knowledge Services Sales
(billions of yen)
50
40
30
20
10
0
36.8
38.2
43.0
39.7
44.5
02.3
03.3
04.3
05.3
06.3


44.5
15.6%
241.0
84.4%
Breakdown of sales
by segment
(billions of yen / %)
(Year ended 31st March, 2006)


System Solution Services Sales
(billions of yen)
250
200
150
100
50
0
199.7
194.4
195.0
213.2
241.0
02.3
03.3
04.3
05.3
06.3

*Amounts of less than 100 million yen were rounded down.

Topics in Fiscal 2005 (Year ended 31st March, 2006)

27th April, 2005

Review of Executive Compensation System and Abolition of Retirement Allowance Program were Announced

In order to further improve the corporate value of NRI, we conducted a complete review of the executive compensation system. We abolished a retirement allowance program for executives which had undertones of a seniority-based system, and at the same time we instituted a cash compensation system linked to corporate performance as well as introduced a new stock option system that is more strongly tied to stock price in addition to the existing stock option system.

23rd June

NRI (Beijing), Ltd. Opened a Branch in Shanghai

NRI Beijing opened a branch office in Shanghai to serve as a base for the system solutions business in Shanghai.

16th September

Merger with NRI Data Services, Ltd. was Announced

In order to increase the competitiveness of the NRI Group through further improved efficiency of management and enable us to be flexible enough to meet the needs of our clients by providing integrated business operations from sales, system conception, design, and development to system operations, it was announced that on 1st April, 2006 NRI would merge with NRI Data Services, Ltd., a wholly-owned subsidiary.

12th October

NRI Shanghai Limited Opened a Business Office in Beijing

In order to meet the expanding consulting needs in northern China, NRI Shanghai opened a business office in Beijing to serve as a base for the consulting business in the region.

17th November

NRI Acquired Treasury Stock

As one element of initiatives to improve the capital efficiency and provide flexible capital policies to respond to changes in the management environment, NRI acquired treasury stock through a tender offer.
(Acquisition period: From 28th October, 2005 to 17th November, 2005)

23rd March, 2006

Introduction of New Childcare Program to Meet Wide Spectrum of Needs was Announced

In response to the diversification in working styles and values, it was announced that a new childcare program would be introduced in April 2006 in order to provide employees with a more fulfilling work environment.

NRI's Two Business Segments



Consolidated net sales
(billions of yen)
300
200
100
0
236.5
232.7
238.0
252.9
285.5
02.3
03.3
04.3
05.3
06.3

Consulting and Knowledge Services

In order to present our clients with current issues, provide a picture of ideal future directions, and create new businesses and added corporate values, NRI provides a variety of services such as survey and research, management consulting and system consulting services. Our wide ranging services include drafting of corporate strategy, support for the execution of management innovation, proposal of policies and assistance with their implementation. Our clients are varied including private corporations, government agencies and municipalities.

Management Consulting

NRI's consulting teams, consisting of specialists in a wide spectrum of fields, provide high-value-added consulting services in many different themes, ranging from management strategies, business strategies, and organizational and personnel reforms in every industrial sector, to the proposal of policies and administrative reforms for government and government agencies.



Consolidated operating profit / Operating profit margin
(billions of yen / %)
40
30
20
10
0
15
10
5
0
12.8
11.7
11.8
11.9
12.8
30.3
27.1
28.0
30.1
36.4
02.3
03.3
04.3
05.3
06.3
Operating profit (left scale)
Operating profit margin (right scale)

System Consulting

By using our independent perspective, NRI provides total services for information systems from drafting IT strategies to proposing concrete system solutions, support for implementing those solutions, and operational support to our clients in a broad range of industries.

Knowledge Solutions

We provide information and data services to assist investors with their asset management.

System Solution Services

As a steadfast partner in clients' programs of business and operational reform, NRI provides "systems integration (SI) services," which cover from information system conception and design to its development, management and operations, as well as "outsourcing services" for system maintenance and operation management, and "multi-user system services" that multiple clients can share.



Breakdown of sales by sector
(billions of yen / %)
Public
21.0
7.4%
Financial services
178.1
62.4%
Other private sectors
36.7
12.9%
Distribution
49.6
17.4%
(Year ended 31st March, 2006)

*Amounts of less than 100 million yen were rounded down.

Financial IT Solutions

NRI has over 30 years of experience in the financial industry of securities, banking and insurance. We provide systems integration and outsourcing services, and system product sales services by putting our business know-how as well as our know-how in system construction, operation and management to work.

Distribution IT Solutions

We provide total support for our clients in the rapidly changing world of distribution, ranging from proposing a business reform that is a step ahead of coming changes to system construction.

Industrial IT Solutions

We assist our clients in the industrial and service sectors to promote new business developments and information strategies, provide support in every step from system planning to its construction as well as our outsourcing and other services.

Public-Sector IT Solutions

Based on our know-how in IT platform technology and project management, we provide central government agencies and municipalities with system integration solutions.

IT Platform Solutions

NRI provides management services including conception, design, construction, and operation of IT platforms that form the basis of corporate systems, without the constraint of specific vendors. NRI has introduced the "GranArch" brand, an integrated collection of platform solutions embodying the insight and know-how that we have accumulated through many years of experience.

IT Outsourcing Solutions

We provide services for stable system operations around the clock, 365 days a year.

Contents

02 NRI at a Glance

05 To Our Shareholders

In fiscal year under review, NRI has achieved growth in both sales and profit. Since we expect that investment in information systems by our large-scale clients and the financial services sector will continue to be active, we will continue to promote the strategies aiming for medium- to long-term growth by utilizing our strength of "Navigation and Solution."

09 Feature: Finance and Distribution: Now and the Future

Top managers discuss future visions and current initiatives of financial and distribution business sectors, which are NRI's main business sectors.

09 Finance and Distribution from Consulting Division's Perspective

Especially lately, clients are asking for greater assistance in the execution of strategies rather than just planning them. We believe that there will be more and more fields in the future in which NRI, which has both consulting and solution divisions, can provide services.

11 Financial Industry: *Now and the Future*

The increased needs of personal asset management and the growing use of the Internet and IT are changing the financial industry on a grand scale. These changes will be advantageous for NRI's financial IT solution business. NRI will further strengthen the relationship with our clients by enhancing our "Navigation" functions more than ever.

13 Distribution Industry: Now and the Future

In NRI's distribution IT solutions business, we aim to create new values and contribute to the future of the distribution industry in Japan by "linking navigation to solution," "linking people," and "linking companies."

15 Topics

15 Aiming to Strengthen Our Total Capability
—The Significance of Merger with NRI Data Services, Ltd.—

17 Case Profile of a Fiscal 2005 Project
Overview of the Mitsubishi UFJ Securities System Integration Project

19 Corporate Governance

21 Corporate Social Responsibility (CSR)

22 NRI Chronology of the Future

23 Financial Section

85 Management

87 NRI Group

88 Corporate Data

Dream up the future.

"Dream up the future." is the NRI Group philosophy of gaining insight into the paradigms of a future society and creating appropriate new business models.

The NRI Group continues to strongly embrace the challenge to provide our clients with "Navigation and Solution" services, as a company that dreams up future society.

To Our Shareholders



Akihisa Fujinuma
President and Representative Director, CEO & COO

We at Nomura Research Institute, Ltd. (NRI) are deeply grateful for your valuable understanding and support for our activities. I would like to report our performance during the fiscal 2005 (year ended 31st March, 2006) and our outlook for the future.

Substantial increases in sales and profit in fiscal 2005 (Year ended 31st March, 2006)

For the fiscal 2005 (year ended 31st March, 2006), on a consolidated basis, our sales increased 12.9% year-on-year to 285.5 billion yen, operating profit climbed 20.9% to 36.4 billion yen, and net income rose 38.1% to 22.5 billion yen, which resulted in the highest sales and operating profit in our history. These results can be attributed to NRI's involvement in large-scale projects for Nomura Holdings, Inc. and Seven & I Holdings Co., Ltd. as well as increased sales in the financial services sector, particularly the securities industry. By accurately meeting our customers' desires to actively invest in information systems, we have been able to expand our business.

As for the sales by our clients' business sector, financial services sector accounted for 178.1 billion yen, a 17.0% increase over the previous year, while distribution industry rose 7.5% year-on-year to 49.6 billion yen, other private sectors increased 2.8% to 36.7 billion yen, and public sector rose 12.3% to 21.0 billion yen. In addition to a large-scale project for Nomura Holdings, a system integration project accompanying the establishment of Mitsubishi UFJ Securities Co., Ltd. and increases in system management and operations due to an active stock market have played a major role in increasing sales in the financial services sector. In the public sector, our business with Japan Post has also increased.

These business results, combined with the acquisition of treasury stock in November 2005, resulted in net income per share rising from 362 yen in the previous fiscal year to 519 yen this fiscal year, a gain of 157 yen. Furthermore, per-share cash dividends payment increased 40 yen compared to the previous fiscal year, to 140 yen (50 yen interim and 90 yen at year-end). We will continue to make every effort so that we can keep making stable dividend payments at a payout ratio of 30% to our shareholders.

Active investment in information systems by large-scale clients and the financial services sector will continue

NRI is continuing to carry out a large-scale project for Nomura Holdings, which began in fiscal 2004 (year ended 31st March, 2005), involving reconstruction of the platform system that supports Nomura

Note: The opinions and outlooks contained herein reflect the views at the time of interview (May 2006).



Wrap Account

A type of account in which a security company manages the individual investor's assets, with a single fee being charged in proportion to the asset balance instead of service charges being levied separately for each transaction.

Holdings' entire business operations. Almost simultaneously, we have been developing a system for the Seven & I Holdings that can be shared by its entire group companies. These are both large-scale and challenging projects, yet have smoothly entered business operations.

Some have said that the Company's performance may become difficult to sustain the business performance when these large-scale projects are completed, but at present we do not have such concerns because in our core competency of financial industry, desire in investment in information systems remains high thanks to the good business performance, and the two companies that almost finished with the large-scale projects have already announced a number of new strategies. Meanwhile, Nomura Securities Co., Ltd. intends to increase its range of products and branches to respond to the rising fund management needs of investors, and naturally this requires a new system. For example, with the recently much talked-about product known as **wrap accounts**, a fund management proposal is made tailored to each individual client, and therefore a system that can handle this new product is needed. Furthermore, since Seven & I Holdings has within its group a diverse range of business models, including convenience stores, general supermarkets, department stores, and restaurants, we expect that Seven & I Holdings will focus on maximizing the synergistic effects of the mergers. During the course of this effort, the Seven & I Holdings will promote shared product development and procurement as well as shared management, which again will require the construction of a new system. Accordingly, we believe that, while there may be some ups and downs, these clients will continue to have requirements for a high level of information support. Furthermore, we forecast that our initiatives in recent years with Japan Post will continue to expand. In addition to our ongoing work in building a system for over-the-counter sales of investment trusts at post offices and a system related to postal life insurance, in March 2006 we received a large-scale project contract to reconstruct P-NET, a network linking approximately 24,000 post offices. As Japan Post undergoes privatization, we believe its business will expand, which consequently will increase its needs for information services, representing significant business opportunities for NRI.

Fiscal 2006 (Year ended 31st March 2007) Priority Measures



Sustained growth
Partnerships with key customers
Expand business in areas of strength
Business growth
Spread to customers
Expand business base for medium- to long-term growth
Further production reforms
Internal up-front investment
Human resources
Strengthen navigation capabilities
Strengthen solutions capabilities
Identify growth areas
Develop structure to promote growth



Investment in fostering human resources, focus on "Solid Power"

The good business results in fiscal 2005 (year ended 31st March, 2006) were partly due to an upswing in the economy. While it is naturally important to take full advantage of such favorable conditions, we must not lose sight of the importance of maintaining sustained growth. For fiscal 2006 (year ended 31st March, 2007), we are targeting a slight increase in sales and profit over this fiscal year, with sales increasing 1.5% year-on-year to 290.0 billion yen, operating profit rising 1.5% to 37.0 billion yen, and net income increasing 2.1% to 23.0 billion yen. This strategy is due to our belief that building a "solid power," rather than seeking large increases in sales and profit on a short-term basis, is essential in ensuring medium- to long-term growth. Over the past two years, our worksites have been taking on a huge amount of workload, and as a result outsourcing to our partner corporations has increased. If this increasing outsourcing due to overstretched workload continues for a prolonged period, a number of problems will arise, including not being able to train new personnel and hollowing-out of our technical knowledge and know-how. NRI believes that controlling the workload to allow for planned human resource development each year is an essential element in ensuring stable, long-term growth.

While we aim to outpace the rest of the industry in growth over the medium- and long-term, as for an increase of human resources while maintaining the necessary level of quality, we believe that a personnel growth rate of around 5% is appropriate for the Company. In order to enable our growth to outpace increases in personnel levels, it will be necessary to increase productivity through further innovation in production and the expansion of offshore development. To facilitate more flexible approaches to the innovation in production, NRI merged with its systems operation-focused wholly-owned subsidiary, NRI Data Services, Ltd. in April 2006. In terms of offshore development, we now have 20 subcontractors operating in seven regions in China. In addition to the "quantitative expansion" pursued so far, in the future we will pursue "qualitative expansion" through enhancement of technical knowledge and designing skills of our local engineers, who are a part of our human assets.

Consulting business looks to overseas development

In the Consulting and Knowledge Services segment, which is NRI's other core business besides the System Solution Services, we deal with a variety of industry leaders including the automotive, machinery, information and communications, distribution, and financial industries, and we provide sophisticated services such as management



strategies and vision building, organizational restructuring, and support for the development of business plans. Our approximately 500 consultants are primarily based in Tokyo, but in the future we plan to expand our consulting business into China, South Korea, and other Asian nations. Here too, human resource development will play a key role. It will be important to construct a system which will allow us to effectively impart new members with the consulting team's knowledge and know-how.

Aiming for medium- to long-term growth with "Navigation and Solution"

When we imagine the future of NRI, the key words would be "Navigation and Solution": discovering a key issue through "Navigation," and resolving it through "Solution." By integrating these two elements to meet our clients' needs rather than perceiving them as two separate elements, we believe that we can provide our clients with even higher levels of service. At present, the key issues facing Japanese corporations have shifted from an emphasis on rationalization such as cost reduction to a greater emphasis on enhancing competitiveness. Instead of merely following a client's own prescription and constructing the system the client requests, by being actively involved right from the planning stage, we can truly create added values. For example, in the securities industry, we already excel at proposing prescriptions through providing solutions, which is possible because our employees have thorough knowledge in market characteristics and business contents of the securities industry through many years of experience in system construction for the industry.

In April 2006 we established a new Center for Innovative Systems Research for Management IT and expanded the Center for Innovative Systems Research for Financial Industry, in order to strengthen our business proposal for the securities industry and to provide clients in other industries with the same level of service of proposing prescriptions. These two centers will aim to pinpoint clients' problems through research and development into future business environments, and so expand our business opportunities. By strengthening this ability to discover issues, in other words, our Navigation functions, we will be able to further expand collaboration and synergy between "Navigation and Solution," putting the Company on a track towards continuous growth.

I hope we can count on the support of our shareholders as we pursue this medium- to long-term vision.

July 2006

A. Fujinuma

Akihisa Fujinuma
President and Representative Director,
CEO & COO

Significant changes are afoot in finance and distribution. At NRI, we have a long and proud record of offering "Navigation and Solution" for these two fields. In this special feature, a top manager of each division describes our future vision and discusses our current initiatives.

1 Finance and Distribution from Consulting Division's Perspective

Shiro Tanikawa, Corporate Senior Vice President, Consulting Division



Shiro Tanikawa
Corporate Senior Vice President
Consulting Division

NRI's consulting business

The consulting division of NRI provides growth strategy planning and support for the execution of organization and business restructure as well as corporate integration and reorganization for top Japanese corporations, and policy planning and support for its execution for the central government. We are the largest management consulting firm in Japan with about 400 business consultants working for us across Japan (about 500 consultants, including all our offices in Asia). Aiming to take advantage of the strength of our human resources, we place an emphasis on our key policy of "merging different talents" and we work to utilize and integrate the wisdom of many consultants who have been observing and analyzing different business fields in depth for many years. By merging their wisdom together, we strive to offer our corporate clients with a long-term competitive advantage. We avoid resorting to quick-fix approaches to trigger a change and instead take pride in our total-care approach that centers on developing human assets and management systems.

Especially lately, clients are asking for greater assistance in the execution of strategies rather than just planning them. Compared with merely providing a strategy planning service, becoming involved in its execution requires an immensely greater level of sustained effort. One of our greatest joys is to work on these activities onsite with our clients and see projects through to their successful completion.

In today's business world where it is not possible to separate the system from the business, the roles of NRI, who offers services through the consulting division and the systems solutions division, will no doubt continue to broaden.

Why does a client need our consulting service?


Client's strategic objectives that appear to be clear at a first glance
Actual situations faced by the client concerning the strategic objectives
NRI identity
Needs
Corporate (organization) dilemmas
Strategic objectives
Need to speed things up
Dont have the resources to do it alone
Request consulting
NRI
Need to promote innovation
Need specialized knowledge in the field
Offer service
Navigation & Solution
Clarify the direction that the client is heading and provide concrete problem solving

NRI's future vision of the financial and distribution industries

In our recent consulting work, we have noticed that marketing systems from the distribution and communications industries and quality management systems from the manufacturing industry are being received well by our clients in the financial sector. Likewise our clients in the distribution sector are immensely pleased with new business models that utilize financial technology and management practices of the manufacturing industry that are characterized by their transparency. In addition, our clients in the manufacturing sector are showing strong interests in the know-how of finance and distribution. All this leads us to predict a future in finance and distribution where the industries continue to merge together, and the boundaries between the industries will become almost nonexistent.

A strong trend emerging in the financial sector now is the separation between product creation and product sales. While there are strict regulations for the development of products relating to investment trusts and insurance, the regulations for sales are becoming more relaxed, which has led banks to start providing securities brokerage services and post offices to start sales of investment trusts. It is quite likely that there will be a large increase in financial products being offered through retail distribution networks. It will be commonplace to open a savings account at a convenience store, or purchase product insurance from a mass electrical retailer. Six or seven years ago, the notion that many convenience stores would have an ATM machine installed, as is the case now, would have been difficult to conceive.

NRI is an expert in businesses for the financial and distribution sectors. We are adept in the nature of both industries, and at the same we are well posted on the trends of other industries and business types. We believe that NRI can become instrumental in making the financial and distribution industries **become borderless**.

Becoming borderless

The boundaries between industries become blurred and multifunctional businesses that do not fit inside existing frameworks become possible.

"Proposing Japan's Future toward 2010" Branding Campaign (Started September 2005 and now underway)



Proposing Japan's Future toward 2010

If you turn your mind back 10 years ago to 1996 you may recall lively discussions envisaging what society will be like in the 21st Century. Lately however, corporate executives, shareholders and the mass media have shifted their attention to results of the short term, and discussions envisaging what society will be like in the medium- to long-term have fallen by the wayside. Significant changes to the social environment are predicted for Japan 10 years from now including a decrease in the population, mass retirements by the baby boomer generation and intensification of international competition with other Asian countries. Making extensive predictions regarding these environmental changes and proposing well-targeted strategies are our missions at NRI who aspires to be a corporation that dreams up the future society.

In keeping with this aspiration, NRI commenced "Proposing Japan's Future toward 2010" in September 2005, a campaign to offer a series of opinions on what Japan's state of affairs will be in regards to society and industry in 2010 and beyond. NRI is promoting this campaign so that it may serve as a trigger for Japanese industry and society to begin defining goals for the future.

*Note: Please see page 22 for "NRI Chronology of the Future" regarding political and social activities, industrial and management activities, and IT market trends, which we prepared as a part of this campaign.



An editorial advertisement published in Weekly Toyo Keizai


これから
情報・通信市場で
何が起こるのか
IT市場ナビゲーター 2006年版


2010年の
ITロードマップ


2010年の
日本

2 Financial Industry: Now and the Future

Hisashi Imai, Director, Corporate Executive Vice President, Financial Systems & System Management



Hisashi Imai
Director,
Corporate Executive Vice President
Financial Systems
& System Management

Multi-user system services

This is a collective term for a service in which multiple clients can use a system developed mainly for financial institutions by NRI through utilization of our longstanding business knowledge, system technology, and know-how. Based on these NRI's unique business models, STAR-IV for general securities companies, I-STAR for wholesale securities companies, and T-STAR for investment trust management companies are all being used by many clients and constitute top market share in the industry.

STAR-IV

This is a multi-user business system service for securities companies with many branches that provides support for the processing of all back-office operations including custody, delivery, settlement, and clearing.

NRI's financial IT solutions

For many years now, NRI has been a major player in the field of IT solutions tailored for the direct financial service companies, including Nomura Holdings Group. By taking advantage of NRI's wealth of knowledge, we have developed our own unique business models, **multi-user system services**, which are now used by many clients including such systems as **STAR-IV** and **I-STAR** designed for the securities business, and **T-STAR** and **BESTWAY** designed for the investment trust business.

The recent public unrest regarding the pension plan has fueled the growing demand for personal asset management. With recent developments such as the opening up of over-the-counter sales at post offices, investment trusts are becoming a pivotal part of asset management. There is also growing interest in other packages such as wrap accounts offered by securities companies. This is because when people begin to take personal responsibility for securing funds for their retirement, they will realize it essential to choose a fund management method other than a savings account. Consequently, many companies from various industries see "big business chances" in this trend and are lured into the field of direct finance while at the same time the Internet continues to grow leading to a rise of **net securities** and strengthening of Internet-based services offered by existing financial institutions. Today consumers can receive their financial services through their preferred channel: over the counter, telephone or Internet. These tremendous changes occurring throughout the financial sector are a boost to NRI's financial IT solutions.

Mapping of financial services for the 2010's


Information exchange on financial know-how and personal financial needs
"Creating finance" based on information from clients
Private banking
Proposal oriented finance
Mass customization
Client relations management for wealthy clients
Information sharing oriented finance through cooperation between clients and financial institutions (commercial distribution finance etc.)
Current shifts
Attractive finances that match many lifestyles of retirees
Clients can build their own combination of finances
Increasingly accessible finance by participation of the distribution industry
Financial institutions
Traditional financial products for general consumers (commodity product)
Daily life and business life
"Disappearing finance"
Traditional finance for new clients
Shift towards success in the 2010's
Disappearing finance by using IT (E-wallet using mobile phone)
Personal computer
Online trading
Mobile phone
Current shifts
* IT: Information Technology
Fixed and uniform financial services

(Source: NRI "Knowledge Creation and Integration" June 2006)

I-STAR

This is a service to assist in multiple currency accounting aimed at financial institutions running global securities businesses, mainly wholesale businesses (macro operations within financial institutions).

T-STAR

This system boasts top share in the industry as a service for the investment trust business assisting in the general back-office operations such as the calculation of constant values for investment trusts, management of trading holdings, and the generation of legal ledgers.

BESTWAY

See below.

Net Securities

This is a common term for an Internet-only securities provider, and refers to a securities company that offers a securities trading service online and does not have a storefront.

Future of financial IT solutions —"Disappearing" finance and "creating" finance. We lead the way to the future through value creation—

Although there is a favorable environment on the demand side, it would not be apt to view the business environment surrounding the financial IT solutions business with optimism. For NRI to maintain its competitive edge in the future, we need to find new business models and focus on value creation.

During fiscal 2005 (year ended 31st March, 2006), we conducted a research into "the finance of 2010" at our Center for Innovative Systems Research for Financial Industry, which was expanded to allow us to better analyze the emerging trends in the financial sector. Our research suggests that two directions are emerging as the Internet and IT gain popularity: a directional vector whereby finance is dissolving into the sphere of daily life (disappearing finance), and a directional vector whereby consumers and service providers are creating financial services together (creating finance). In the "disappearing finance," by finance being dissolved into the sphere of daily life, financial services become more accessible where financial services are provided through mobile phones and at distribution retail outlets. On the other hand, the "creating finance" refers to the creation of services by both consumers and financial service providers to satisfy the diverse range of needs that are previously mentioned. We think that these two directions, which are transforming the financial services into user-oriented services, will be creating more and more new services.

As financial businesses diversify, the management decisions are becoming increasingly more complex for our clients. NRI needs to react to this by strengthening our collaboration with our clients through enhancing our navigation function. New businesses naturally require new IT solutions. In the 1970's and 1980's, provision of such solutions was similar to building a city from the ground up, but nowadays it is as if adding new functions while giving consideration to the existing city base. It is here where NRI finds ways to create new value.

Contract with Japan Post to Establish an Over-the-counter Sales System for Investment Trusts (Announced 25th April, 2005)

In April 2005, NRI was awarded a contract project from Japan Post for the construction, maintenance, and operation support of an over-the-counter sales system for investment trusts. The package system that formed the base of this project was BESTWAY. BESTWAY is the choice of more than 100 major financial institutions, and the system covers all the primary operations of the financial institutions for investment trust sales, including client management, product management, ordering, contract calculation, and ledger creation.

How BESTWAY supports over-the-counter sales of investment trusts

One of the focal points in recent financial history was the financial deregulation in December 1998 that allowed over-the-counter sales of investment trusts by banks, which significantly hastened the trend "from savings to investments." NRI has been offering BESTWAY since this deregulation, which is a package system developed from our thorough knowledge of all aspects of complex investment trust system. BESTWAY has been well received for its high quality ever since it was first introduced. Key features of BESTWAY are that the system is independent from the accounting system and easy to add new financial products. Furthermore, the time required for changes is reduced, and the system is highly flexible so it can be easily tailored to add the functions that clients need.

In March 2006, we launched a backup center in Osaka as a system-sharing center for regional banks in order to assist in providing stable business operations even in the event of a disaster. We will continue to develop and expand BESTWAY as a system platform that supports "direct finance" products by enhancing the compliance functions that are already in place and other functions.


時代は変化、信頼は不変。

4th October, 2004, the Nikkei Financial Daily

3 Distribution Industry: Now and the Future

Takao Shiino, Director, Corporate Senior Vice President, Retail & Industrial Systems



Takao Shiino
Director,
Corporate Senior Vice President
Retail & Industrial Systems

NRI's distribution IT solutions

NRI has long been supporting the business strategies for Seven & I Holdings Group, as its IT strategy partner. From the fiscal 2004 (year ended 31st March, 2005), we have been assisting the Seven & I Holdings Group in the development of a new system platform accessible by the entire Seven & I Holdings Group, which would play an important role in its future expansion, and thus building stronger partnership with the Seven & I Holdings Group. NRI also has thorough knowledge of business operations and systems of a wide range of clients besides Seven & I Holdings Group, including retailers, wholesalers, and manufacturers of consumer products linked to retail distribution, and we are offering these clients the most suitable and cutting-edge solutions. Currently, we are striving to strengthen our "Navigation" role that seeks and suggests a future direction of the distribution industry as a whole. What we are aiming for now more than ever is to link "Navigation" to "Solution."

Future of distribution IT solutions —"Link" strategies, and new business chances as distribution and finance merge—

As an example of navigation activities in fiscal 2005 (year ended 31st March, 2006), we conducted joint researches with Ministry of Economy, Trade and Industry (METI) regarding international product code standardization for information sharing, called **GDS** (Global Data Synchronization), **RFID** (Radio Frequency Identification), whereby IC tags are attached to products instead of barcodes, and the "**Future Store** Project" (stores of the future). Through these researches, not only a future image of the distribution industry is revealed, but also it furthered the expectations from inside and outside the industry for NRI to play a leading role in such pacesetting efforts.

Forecast Chronology of Distribution Industry Reorganization: Distribution Industry *in 2010*


2005
2006
2007
2008
2009
2010
Growth of specialty stores, SPA (specialty store retailer of private label apparel), retail sales by wholesalers
From horizontal integration to vertical integration
(manufacturing, distribution, sales)
M&A within same business category
Increasing structural system fatigue
Acceleration of horizontal tie-ups within same business category or industry
M&A between different business categories
Increasing demand for break-through with supply chain optimization
Expanding presence of trading companies
Increased integration of retailers by trading companies
Intensifying reorganization of distribution driven by trading companies and wholesalers
The "three laws concerning urban development" takes effect
Government actions
New platforms for distribution are to be completed
Expectations for collaboration are being built
Revolution of supply chain distribution
Towards advanced use of GDS as supply chain platform

(Source NRI)

GDS (Global Data Synchronization: sharing product information)

GDS is a system specification to standardize product information for manufacturing and distribution. North American and European private organizations are currently pushing for GDS to become the global standard.

RFID (Radio Frequency Identification)

This is a technique for identifying and managing products by attaching a small data embedded chip to them. It is becoming increasingly popular for the distribution of consumable goods such as foods.

Future Store

See below.

Supply Chain

The flow of products from the procurement of raw materials and parts through the manufacturing and distribution to sales.

As part of the "Proposing Japan's Future toward 2010" project currently being promoted throughout NRI, we have been researching "Distribution in 2010." This research has reaffirmed our view that mergers will continue in the distribution industry, and these mergers will transit from horizontal integration to vertical integration. It will shift from horizontal integration, such as Seven & I Group and Millennium Retailing Group and Aeon Group and Mycal Group, to a period that integration of the whole supply chain from manufacturer to wholesaler to retailer, in other words, vertical integration, will accelerate. The key characteristic of this new trend in vertical integration is that companies do not necessarily unify as in horizontal integration, rather they collaborate to establish sharing within the supply chain system, and this vertical integration leads to improved efficiency in the distribution industry. NRI predicts promotion of the vertical integration of individual commodity lines such as beverages, food, clothing, medical products, and household electrical goods. We are confident that with our many existing client ties throughout many different industries, we can offer varieties of different services by "linking" companies.

From the "Finance in 2010" research that we conducted in parallel to the "Distribution in 2010" research, we observed a strong trend towards the blurring of industry borders between finance and distribution. Since NRI has been supporting business activities of leaders of these industries, Seven & I Holdings and Nomura Holdings, for many years, there are enormous business opportunities for NRI in the area where distribution and finance cross over, such as, for example, utilizing electronic money transactions and selling financial products in convenience stores. To properly seize these opportunities and meet the emerging needs of clients in these new areas, NRI plans to strengthen "linkage" of personnel between the two divisions in charge of finance and distribution through active exchange and collaboration of human resources.

NRI's Distribution IT Solutions business is dedicated to contributing to the future of Japan's distribution industry and creates new values by "linking navigation to solution," "linking people," and "linking companies."

Electronic Tag Experimental Trials by METI "Japanese-version Future Store Project" (14th November, 2005 through 24th January, 2006)

NRI as a secretariat undertook the entire project management and provided support in the practical operations of experimental trials of electronic tags conducted by METI for realization of services offered by a future store.

The first trial was conducted at Queen's Isetan, a grocery store in Atré Shinagawa. Business card-sized electronic tags were attached to about 3,000 wine bottles consisting of 300 different types. By using these tags, when customers choose a bottle of wine, the product information can be instantly viewed on a display, and customers can use a computer terminal in the store to search for wine by their preferred type or preferred price range and find out the product information and where the product is shelved. The final target of these tags is to simplify stocking shelves and ordering by making frequent updates of the store and warehouse inventories.

Although similar experimental trials had already been conducted by the METRO Group in Germany, this trial was the first in the world to use a system that can instantly recognize products when many different items are stored tightly together in a confined space, such as wine shelves. In addition to the Shinagawa Store of Queen's Isetan, experimental trials were conducted at five different retail categories, including general supermarkets, department stores, specialty stores for designer clothing, grocery stores, and convenience stores. In these trials, we studied the effect of the electronic tags on triggering customers to visit the stores and purchase as well as customer satisfaction. These trials revealed a potential for technological innovation in stores.



Wine with electronic tags



A computer terminal for searching wine of a customer's choice

The "Japanese-version Future Store Project" commenced in November 2005 at the Shinagawa Store of Queen's Isetan was a joint collaboration of NRI, Sumitomo Corporation, Sumisho Computer Systems Corporation, Mighty Card Corporation, Hitachi, Ltd., Meidi-ya Corporation, Barriqueville Co., Ltd., OAT Systems Inc., Shinsho Electronics Components Co., Ltd., Takaya Corporation and Nippon Sheet Glass Co., Ltd. This project was funded by METI's budget in fiscal 2005 (year ended 31st March, 2006) for electronic tag experimental trials which aims to provide added benefit to consumers through utilization of electronic tags and intensify competition among companies that use electronic tags.

Aiming to Strengthen Our Total Capability

—The Significance of Merger with NRI Data Services, Ltd.—

Masao Yanagida, Corporate Senior Vice President, Systems Management Division



Masao Yanagida
Corporate Senior Vice President
Systems Management Division

System operations business strengthened by the merger

In April 2006, NRI merged with NRI Data Services (NRI's wholly-owned subsidiary), which had principal responsibility for NRI's system operations business. There were three key motivations for the merger: firstly to attract new clients related to system operation outsourcing; secondly to accurately design system operations at the system development stage; and thirdly to comply with strict internal controls based on a Japanese version of the Sarbanes-Oxley (SOX) Act. It was decided that strengthening our total capability utilizing the synergetic effect achieved from the integration of the two companies would be effective to realize the above-mentioned objectives. After the merger, the Company's operations business shifted to a two-division system of the IT Platform Services Division and the Systems Management Division. The IT Platform Services Division is in charge of building operation platforms, system platforms and networks, while the Systems Management Division is in charge of sales of the outsourcing business, operations designing, and operations management.

NRI has been aiming to build a strong medium- to long-term relationship with our clients by offering a comprehensive service including system operations in addition to system development. Recently we are receiving an increasing number of contracts for system operations only. Each year, corporations seem to be even more particular regarding cost, and system investment is carefully scrutinized to ensure cost performance. Nevertheless, many corporations consider that simply suppressing system investment would seriously undermine their attempts to sustain competitive advantage. Therefore, more corporations are reviewing the costs for system operations, and this means an increase in business chances for NRI. When it comes to providing high quality system operations, NRI is an industry leader.

Extended image of development for system operations-related businesses


"Internal control" for IT operations processes
IT service management
System operations
Configuration and modification management functions
SSMF
Introduction of ITIL
Audit reports
CONTACT CAFE SP
Service desk
Identity management
Operations tools
Smart Enterprise Navigator
Integrated operations
eXsenju
ITIL application
Compliance with the Japanese version of the SOX Act

Seeking greater efficiency in operations

NRI saw the merger as an opportune moment to review the roles and responsibilities regarding system development and operations. In the field of system operations there is a need for a clear separation between purely operational processing and system development in order to prevent a system trouble and increase the productivity of our work. By dividing these into two separate categories, it becomes easier to standardize and automate operations for a small number of personnel. In addition, we aim to further improve the efficiency by creating an organization that can provide a bridge between system development and operations management so that there is strong collaboration between the two. Specifically, we will be aggressively pursuing to develop easy-to-operate systems that are increasingly needed in order to offer operations of high quality (no system trouble) that can be readily expanded and which differentiate NRI from the rest of the competition. It is our division's mission to further strengthen the system operation business and enhance the competitiveness of the entire NRI Group.

Establishment of Our Fourth Data Center

NRI has been providing system operation services to its various clients from three data centers at Hiyoshi, Yokohama, and Osaka. NRI's merger with NRI Data Services is a symbol of our commitment towards strengthening and growing our operations business, which is one of our medium- to long-term business strategies. To establish a concrete foothold towards accomplishing these goals, we commenced the construction project of NRI's fourth data center in March 2006.

The new data center has been designed to flexibly respond to societal changes and needs. In terms of its earthquake resistance, reliability, and facility security technology, it is considered to be the top class level in Japan. In consideration of the environment around the building's location, there will be much shrubbery, trees, and benches on the premises, which would offer a public space where area residents can take in the lush green surroundings.



Rendering of the New Data Center



Hiyoshi Data Center



Yokohama Data Center



Osaka Data Center

Case Profile of a Fiscal 2005 Project

Overview of the Mitsubishi UFJ Securities System Integration Project


三菱UFJ証券

Mitsubishi UFJ Financial Group Inc. was born in October 2005 following the merging of Mitsubishi Tokyo Financial Group Inc. and UFJ Holdings Inc. Mitsubishi UFJ Financial Group now offers a wide variety of financial services as one of the leading financial conglomerates in Japan. Operating within Mitsubishi UFJ Financial Group are both banks and securities companies of which the core securities company is Mitsubishi UFJ Securities Co., Ltd. (hereinafter, Mitsubishi UFJ Securities). As the product of the merger between the former Mitsubishi Securities Co., Ltd. and the former UFJ Tsubasa Securities Co., Ltd., Mitsubishi UFJ Securities has emerged as one of Japan's major securities companies ranking fourth in client asset balance. Not limiting to the financial or securities field, any merger between large corporations involves the huge challenge of integrating the respective systems. The IT environment that supports the business needs to be seamlessly integrated in order to gain the synergetic effect of combining the strengths of both parties. NRI supported all facets of this system integration and in only a year, total integration was achieved.

The scale of this project was enormous since it involved integrating two systems used by the respective companies up till then. Once system integration was complete, the new company after the merger would be managing more than 1.5 million client accounts and have about 6,300 employees, and consequently the system integration project ended up being at the massive project scale of 13,000 man-months. Such a huge system integration project for securities related businesses was almost unprecedented in Japan. The first three major challenges of integrating large-scale systems are: data migration from the former system; upgrading performance to support the increased system load; and filling in the operational gaps of both companies. Regardless of industry type, overcoming these challenges can be difficult and this project was no exception.

Incorporating the former system's properties in the new system configuration and building a project structure conducive to fast-track construction

In order to build a next-generation securities system that could effectively support the investment activities of more than 1.5 million client accounts and the operations of about 6,300 workforce, we chose either one or the other side's system for each business field in Mitsubishi UFJ Securities. For retail business aimed at individual clients and core business such as accounting, we implemented the UFJ Tsubasa Securities' system "STAR-PEGASUS," which NRI developed in 2003.

For the wholesale business aimed at institutional investors on the other hand, NRI implemented former Mitsubishi Securities' system, which had NRI's multi-user system service "I-STAR" in place as the backend. In addition to these core systems, there were close to 250 sub systems. We carefully considered the needs of its users, compatibility between systems, and the maintainability after implementation and decided which systems to continue using after the integration.

In addition to being necessary to fill in operational gaps of both companies, it was a huge challenge to complete this system integration, which was one of the largest scale integration projects in Japan, within the short construction time of only about a year before the new system was to begin operation. To meet these challenges, we first structured the project with four working groups to bridge the areas of retail, wholesale, infrastructure, and administrative affairs between the two companies. We then unified the overall system integration project from project control through to budget management and execution by setting up a "project promotion team" to transversely support the work of these working groups, and thus overcame the enormous challenges.

Strengthening the system platform's processing capacity by forecasting post-integration data processing requirements

Of the many issues faced by the new system once Mitsubishi UFJ Securities launched its operations, the first key issue was performance. This was particularly pertinent for the retail business systems where there would be a large increase in client accounts resulting from the integration. Here the issue was how to secure the processing capability that could cope with such an increase. It is essential that a system platform be capable of supporting the investment activities of an enormous number of individual clients and such a platform cannot be built overnight. Thankfully, when the former UFJ Tsubasa Securities had the STAR-PEGASUS system built, a large surplus of processing capacity and functions was allowed for. This was a great help for the integration. In addition to physical enhancement of hardware, we conducted a thorough tuning of the system including a review of the data-

Outline of system integration required for the merger between Mitsubishi Securities and UFJ Tsubasa Securities

Before merger



Mitsubishi Securities
Retail channel
Retail
New ASSET (Server)
EPOC (Host)
External connection
Bridge connection
Wholesale front-end
Equity
Derivative
Fixed income
I-STAR (ASP)
Wholesale back-end
OA system
Business information system
Head office and other systems
Risk management
UFJ Tsubasa Securities
Retail channel
Retail
STAR-PEGASUS
External connection
Wholesale front-end
Equity
Derivative
Fixed income
Wholesale back-end
OA system
Business information system
Head office and other systems
Risk management

Post merger

The retail system was integrated into STAR-PEGASUS, the wholesale back-end system was integrated into I-STAR, and STAR-PEGASUS and I-STAR were connected by bridge connection.



Mitsubishi UFJ Securities
Retail channel
Retail
STAR-PEGASUS
External connection
External connection
Bridge connection
I-STAR/XX
Wholesale front-end
Equity
Derivative
Fixed income
I-STAR (ASP)
Wholesale back-end
OA system
Business information system
Head office and other systems
Risk management

Mitsubishi Securities System
UFJ Tsubasa Securities System
I-STAR (ASP)

Outline of system configuration

1. Retail system: STAR-PEGASUS
2. Wholesale back-end system: I-STAR (ASP)
3. Other systems: Integration of systems with functional overlap

base searching methods and indexing configurations. The system's functionality was upgraded so that it had the capacity to carry out the processing of a twofold increase in client accounts without causing any problems. The second key issue was system compatibility with the peripheral business systems. With this in mind, the system configuration and dataflow was made to be as simple as possible.

To safely migrate a mass volume of client data, performed tests and rehearsals using the actual environment

Once we built a platform that would support the post-integration business by vastly enhancing performance, the next hurdle was to migrate the data from the former systems. The process of system migration unfolded in two stages. It would have been extremely risky to combine the launching of the new platform and new functions with the migration of data on the day of integration. Therefore as much as possible, we expanded the platform and added new functions to the new system's machines and had them operational first. Then, when carrying out the data migration, we first migrated the basic data such as client profiles. This process reduced the risk on the day of integration as much as possible.

As another measure to ensure the post-integration system operated without problems, we conducted thorough testing and repeatedly carried out rehearsals. When you consider we spent half a year of the one-year construction period devoted to integration tests and user training, you can understand just how much importance we placed on the test phase.

Launch of Mitsubishi UFJ Securities and looking ahead to a new stage

The new start for Mitsubishi UFJ Securities coincided with the launch of the Mitsubishi UFJ Financial Group on 1st October, 2005. This was also the day when the system integration project after one year in development was successfully completed. The yet unproven processing capacity of the new system delivered a very satisfactory performance. From the latter half of 2005, there has been a dramatic increase in share contracts because of the booming stock market and while there have been instances such as the Tokyo Stock Exchange unexpectedly halting trading, to date there have been no functional problems with the new system.

This system integration project has now drawn to a close, but it is just the start for full utilization of this new system. Mitsubishi UFJ Securities after the merger will continue building new systems targeting to support growing businesses. NRI will continue to provide support in all facets of system strategy for Mitsubishi UFJ Securities.

Corporate Governance (As of 23rd June, 2006)

NRI's policy and system for corporate governance

NRI considers that the importance of corporate governance lies in making prompt and accurate decisions for its business execution and implementing fair and efficient management, which is highly transparent to shareholders and other investors, in order to increase its corporate value. NRI is strengthening its corporate governance by enhancing the General Meeting of Shareholders, expediting decision making by the Board of Directors and reinforcing its supervisory capabilities, increasing the auditing capabilities of corporate auditors, reviewing executive compensation system, and attaining a higher level of information disclosure.



General Meeting of Shareholders
Accounting auditors
Accounting audit
Compliance Committee
Reward Advisory Committee
Directors / Board of Directors
Supervision
Corporate Auditors
Board of Corporate Auditors
Audit
Corporate Auditor Department
President
Internal Audit Department
Senior Management Committee
Internal Control Director
Each committee addressing a different risk
Internal Control Committee
Systems Development Committee
Systems Release Committee
Capital Investment Appraisal Committee
Crisis Management Committee
Disclosure Committee
Internal Control Promotion Committee
Head Office, Quality Management Division
Promotion of internal controls
Internal Control Promotion Division
Assign a representative department for each risk
Representative departments
Advice, Support, Management
Business divisions
Management department within division
Advice, Support, Monitoring
Divisions and Departments
Subsidiaries

Directors (In principle, Board of Directors holds once a month, and may also hold as necessary)

1. Directors are elected for a one-year term, which creates a management system that can respond quickly to changes in the business environment and further clarifies all management responsibilities for each fiscal year.

2. By inviting external directors, NRI aims to further energize the Board of Directors and realize a more fair and transparent management. In selecting these personnel, NRI places particular emphasis on both independence and the ability to provide objective insight into the Company's business execution.

3. Jurisdiction and responsibility for business execution are largely delegated to corporate vice presidents, while the Board of Directors is responsible for decisions that become the basis for the entire Company's business execution and for the supervision of business execution.

Corporate Auditors

1. Besides participating in the meetings of the Board of Directors and other important committees, corporate auditors may request reports from employees and executives as necessary, in order to provide rigorous and impartial supervision of business execution by the directors.

2. In order to maintain impartiality and independence of the corporate auditing system, corporate auditors are selected for their ability to formulate fair and impartial opinions as well as to audit the directors' business execution objectively.

3. The Board of Corporate Auditors discusses and decides auditing policies and other important matters related to auditing, and to formulate and express audit opinions. In carrying out audits, the Board of Corporate Auditors coordinates with accounting auditors and the Internal Audit Department, such as receiving reports on the audit plans and current status of audits from accounting auditors as well as the results of internal audits from the Internal Audit Department.

Notes: 1. No conflict of interest exists between the Company and its external directors.
2. One of our external corporate auditors is a former director of Nomura Asset Management Co., Ltd., a wholly-owned subsidiary of Nomura Holdings, Inc. As of 31st March, 2006 Nomura Holdings, Inc. held 37.1% of the Company's voting rights (including 30.7% indirectly held, 21.4% of which is held through Nomura Asset Management Co., Ltd.). In addition, Nomura Holdings, Inc. and its subsidiaries are one of the Company's most important clients, with business relations in the fields of system development contracts and system management and operations contracts.

Internal control system

In order to develop an effective internal control system for the entire NRI Group, and to provide continuous improvements to the system, the Company appointed an Internal Control Director and has established an Internal Control Committee. Accordingly, an Internal Control Promotion Division has been established to monitor the status of internal controls and to promote improvements, and the Company focuses on firmly establishing the internal control system throughout the organization through the Internal Control Promotion Committee along with each business division.

Representative departments for different risks associated with the Company's business activities are assigned to be responsible for formulating appropriate countermeasures along with the business division. Some of these risks may be discussed by the Systems Development Committee or other specialized committees as necessary.

In addition, in order to maintain the effectiveness of the Company's ethics and compliance systems, NRI has appointed the Chief Ethics Officer and Compliance Officer and established the Compliance Committee, which reports directly to the Board of Directors. Furthermore, in order to ensure that the Company's employees and executives observe ethical behavior and rigorously adhere to laws and corporate regulations, NRI has set regulations on a code of ethics, basic business practices and compliance, and provides suitable trainings on risk management and compliance to further enhance this system.

The Internal Audit Department, which reports directly to the President and Representative Director, conducts auditing of the entire Company as well as its subsidiaries, in order to ensure the effectiveness of risk management and compliance systems, and to maintain the efficiency of the business execution of the directors. The results of such audits are reported to the President and Representative Directors, and when correction or improvements are required, the Internal Control Promotion Division, primary departments and business divisions will work to construct countermeasures.

Information disclosure

In order to improve management transparency and accountability to our shareholders and the market, we are striving to improve and enhance the level of information disclosure and IR functions as well as carrying out timely disclosure of information. As part of this policy, we have instituted the Disclosure Committee, aiming to improve the credibility of our disclosed information, such as to ensure that our financial statements and financial reports contain no errors in either process or content.

Executive compensation

NRI has established the Reward Advisory Committee, made up of three knowledgeable members from outside the Company, to improve the level of transparency in the compensation for directors, and provide an objective and fair deliberation of the compensation system and levels for executives. In addition, in order to further increase corporate value, the Company has abolished a retirement allowance program for executives that had undertones of a seniority-based system, and introduced an executive compensation system (including executive officers) with an emphasis on an incentive for business performance improvements and share price increases.

Fiscal 2005 (Year ended 31st March, 2006): Director and Corporate Auditor Compensation

	Executive Compensation		Subscription Rights Granted as Stock Options	
	Amount	Number of recipients	Number of rights allocated	Number of grantees
Directors	398 million yen	10 (see Note 3)	224	7
Of which, external directors	12 million yen	1	—	—
Corporate Auditors	159 million yen	5	—	—

Notes: 1. At the 40th ordinary General Meeting of Shareholders, held on 23rd June, 2005, compensation was limited to 1 billion yen or less per year for directors (not including the employee salary portion of employees concurrently serving as directors), and corporate auditors' compensation was limited to 250 million yen or less per year.

2. As of the end of fiscal 2005 (year ended 31st March, 2006), there was a total of 8 directors and 5 corporate auditors.

3. The above number includes two directors who resigned on 23rd June, 2005.

4. In addition to the above, based on an approval provided at the 40th ordinary General Meeting of Shareholders held on 23rd June, 2005, a bonus based on the previous fiscal year's performance of 130 million yen was awarded to 9 directors, and 25 million yen to 4 corporate auditors.

5. In addition to the above, based on an approval provided at the 40th ordinary General Meeting of Shareholders held on 23rd June, 2005, a decision by the Board of Directors and with consultation with Board of Corporate Auditors was made to provide a retirement allowance of 682 million yen to 9 directors and 26 million yen to 4 corporate auditors. Please note that the Company abolished the retirement allowance program on 31st March, 2005. Therefore, these retirement allowances will be applied for the period up to the date of the abolition of this system.

6. The number of shares for subscription rights purposes is 100 shares per one subscription right.

Corporate Auditors



Seated, from left to right
Hiroshi Izumitani
Sosuke Yasuda

Standing, from left to right
Hironobu Goto
Ryoichi Kobayashi
Masato Tanaka

NRI's recent efforts for corporate governance

March 2005	Abolished the retirement allowance program for executives
June 2005	Introduced equity compensation stock option
June 2005	Established Reward Advisory Committee and Disclosure Committee
April 2006	Appointed an Internal Control Director Established Internal Control Committee, Internal Control Promotion Committee, and Internal Control Promotion Division
May 2006	Resolved to adopt Basic Policy on Constructing an Internal Control System

NRI's unique approach to CSR

Since its foundation, NRI has been building large-scale systems for many different fields and carrying out a large number of researches and consulting projects through information technology (IT) and information services, and continuing business and research activities connected to the "creation of a future society." The Company believes that one part of NRI's CSR activities is "promoting information activities" and "supporting human development" by utilizing the knowledge created and accumulated through our business activities.

In the field of information activities, the Company believes that the social contribution best suited for NRI is to provide insights for "creation of a future society" through observation of society, management, and IT as the daily business activities. In addition, the Company strongly believes that the human resource is its assets and has continued to invest in efforts on fostering the human assets. The Company is working to extend these efforts beyond its employees, and supports the development of both students and adults alike.

The Company believes that it is NRI's strategic CSR activities, as "a company that dreams up future society," to build intellectual assets for society and widen a "circle of acquaintances" and a "circle of organizations," where knowledge, insight, and wisdom are shared (the circle of knowledge is widened), and the Company will continue these activities in the future.

The NRI Group's Code of Ethics and CSR activities

Basic philosophy

Contribute to economic and social developments

Corporate mission

Winning the trust of our clients and prospering together with them

Gaining insight into the paradigms of a future society and propelling its realization

CSR Activities

Improve corporate value by providing "Navigation and Solution"

"Widening the circle of knowledge"

Promote harmony with society through social contributions such as information activities and human development

Three principles of corporate activities

Make every effort to deliver high-quality service by applying our expertise, foresight and synthesis

•

Do the utmost to meet stakeholders' expectations

•

Commitment to sincere actions displaying fairness, impartiality and justice

Cooperation with social education

Considering that investing in the youth of today is an investment in the future, NRI is actively involved in assisting the social education of high school and university students. In fiscal 2005 (year ended 31st March, 2006), the Company held tours of its facilities as part of high school corporate visit programs and university research projects. In addition to providing an introduction to NRIs activities, the Company also provided lectures on economic mechanisms and market trends, and held energetic discussions with students on these topics.



Visit by Takasaki High School students

Support for disaster relief efforts

In response to a number of serious natural disasters occurring in both Japan and other nations around the world, the range of both public and private relief efforts has grown in recent years. NRI is also contributing to these efforts such as funneling voluntary donations from executives and employees through the Japanese Red Cross Society to be used in assisting the victims of disasters. Furthermore, NRI matches these voluntary donations to provide additional support.

First donation: Earthquake in Northern Pakistan (November 2005)

Second donation: Earthquake on mid-Java Island (June 2006)



Activities by the Japanese Red Cross Society

The "NRI Chronology of the Future" is a summary of political and social activities, and industrial and management activities up to 2010 as well as NRI's predictions regarding IT market trends.

NRI Chronology of the Future



Proposing Japan's Future toward 2010

Y M D	Politics and Society	M D	Industry and Management	NRI's Predictions
07	Baby boomers to begin to turn 60, the age of retirement Revised Container and Packaging Recycling Law to take effect Ministry of Land, Infrastructure and Transport to release a new National Land Plan April 29 officially to become "Showa Day" under the revised Public Holiday Law		A business trust system, which will allow corporations to entrust a portion of their business to other corporations, to begin The Financial Products Transaction Law (Investment Service Law) to take effect Publicly traded, foreign-owned businesses in the EU to be required to disclose their financial settlements in accordance with International Accounting Standards A market test for public and private businesses to bid for public service contracts to be conducted Stock options to be calculated into expense accounting Global Data Synchronization (GDS) to be fully introduced Revised Money-Lending Business Control and Regulations Law to take effect	Ban on IP cellular telephone service to be lifted RFID tag to gain widespread use High-speed wireless LAN transmission at speeds over 100 Mbps to begin Use of IP network connections for household appliances to start to spread WiMAX to begin Vehicle sales in China to reach 7 14 million units, overtaking Japan Real GDP growth rate (annual rate) to reach 4.2% (Nomura Securities) *1 (*Notes) *1 Calculation based on fixed-base methods *2 Total of telecommunication business revenue and mobile platform, mobile content, and mobile solution markets *3. Total of on-line game, music distribution, net advertisements, and e-learning markets *4 Total of FTTH, cable television internet, ADSL, public wireless LAN, ISP, and consumer IP-phone markets *5. Total of terrestrial digital broadcasting, BS digital broadcasting, CS digital broadcasting, cable television, mobile broadcasting, and Internet broadcasting markets
1	Temporary tax cut of income tax to be abolished	1	Ban on triangular mergers to be lifted BIS Capital Accord to come into full effect DVP settlements of beneficiary rights of investment trusts to begin	
		3 15	eMobile to enter the mobile communication market	
4	Nationwide local elections Niigata City and Hamamatsu City to become government designated cities Revised Pension Law to take effect Pension benefits for active employees over 70 to be reduced Next-generation N700 Shinkansen to begin operation	4 1	BB Mobile to enter the mobile communication market The Government Housing Loan Corporation to be disbanded and its functions to be taken over by an independent administrative agency Domestic, publicly traded corporations to be required to disclose their quarterly financial statements	
6	Temporary tax cut of individual inhabitant tax to be abolished			
7	Upper House election			
8	Nuclear reprocessing plant in Rokkasho, Aomori Prefecture to begin operation			
		10 1	Japan Post to be privatized	
		12	All restrictions on over-the-counter sales of insurance products by banks to be lifted	
08	G8 Summit to be held in the Kansai region (now being promoted)		40 trillion yen of 10-year Japanese government bonds to become due for redemption The Japanese version of the Sarbanes-Oxley (SOX) Act to take effect Government financial institutions to be integrated	Percentage of households with broadband access to exceed 60% Vehicles to begin to be installed with IPv6 mobility system Terrestrial digital retransmission using IP multicasting to begin Real GDP growth rate (annual rate) to reach 2.7% (Nomura Securities) *1
2	South Korea's 17th President to take office	1	Debenture Registration Law to be abolished, and all corporate debentures to be digitized	
3	Presidential election in Taiwan			
4	Copayment of medical costs for middle to low income earners aged 70 to 74 to increase to 20% of the total medical costs Medical care program for elderly people to be newly established	3	Industrial Revitalization Corporation of Japan to be disbanded	
		4	Parent companies and overseas subsidiaries to be required to use unified accounting standards	
6 14	World Expo to be held in Saragossa, Spain			
8 8	The 29th Olympics Summer Games to be held in Beijing, China			
11	Presidential election in the United States			
09	Due to a decline in the number of 18 year olds, all examinees to be able to enter universities The 2nd World Baseball Classic to be held		Exports of agricultural, forestry, and fishery products and foodstuffs to reach 600 billion yen (the "Global Strategy" target)	Transition from IPv4 to IPv6 to begin in earnest Next-generation-network (NGN), IPv6 and 1G optical networks to enter use Grid computing technology to enter businesses use Real GDP growth rate (annual rate) to reach 3.1% (Nomura Securities) *1
		1	Share certificates to be completely digitized	
4	Pensions for national and local public servants to be integrated			
5 27	The lay judge system to be introduced			
Year-end	Fourth runway of Haneda Airport to enter operation			
10	Number of NEETs to exceed 1 million Proportion of the Japanese population aged 65 and over to reach 22.0% Growth in social security benefit payments to exceed an increase in nominal economic growth rate FIFA World Cup to be held in South Africa International Space Station to be completed China's per capita GDP to reach a level double that of 2000, according to the 11th Five-year Plan Number of "freeters" to reach 2.13 million* Over 140,000* people to achieve a score of approximately 700* on the TOEIC test Number of foreign visitors in Japan to reach 10 million* Narita Airport to become accessible from downtown Tokyo in 30 to 40 minutes* Number of students studying Japanese at Japanese language schools overseas to reach 3 million* *(Source: "Global Strategy")		China to become the world's largest exporter (OECD) Fourth-generation cellular telephone service to be released Investment in Japan to reach 5% of GDP (the "Global Strategy" target) Broadband to become usable in all regions (target of the "New IT Reform Strategy") Telecommuters to reach 20% of the working population	Cellular telephone market to reach 8.7 trillion yen *2 Online content market to reach 1 1 trillion yen *3 Broadband market to reach 3.6 trillion yen *4 Percentage of households with broadband access to exceed 70% Broadcasting market (except for terrestrial analog broadcasting) to reach 3 0 trillion yen *5 E-commerce market (B2C and C2C) to reach 8.4 trillion yen Apparel retail market to shrink to 7-8 trillion yen Material industry market to reach 17 5-18 trillion yen (combined sales of 15 largest manufacturers) Hybrid vehicle market to expand to 1 5 million units Housing reform market to expand to around 8 trillion yen Vehicle sales in China to reach 10.67 million units Real GDP growth rate (annual rate) to reach 3.4% (Nomura Securities) *1
2 12	The 21st Olympic Winter Games to be held in Vancouver, Canada			
Spring	The Tohoku Shinkansen line from Hachinohe to Shin-Aomori to be completed			
5 1	World Expo to be held in Shanghai, China			
11	APEC to be held in Japan			

The "NRI Chronology of the Future" was created as a part of "Proposing Japan's Future toward 2010" by NRI. The events and predictions contained herein are those made public by governing agencies and other organizations as of 31st May, 2006, and may be subject to change or correction without notice.

Financial Section

24 Consolidated Financial Five-Year Summary

26 Business Outline for Fiscal 2005

26 Outline of Business Results
28 Production, Orders and Sales
30 Management Tasks
31 Business and Other Risks
34 Important Business Contracts
34 Research and Development Activities
35 Analysis of Financial Position and Business Results

40 Facilities

40 Outline of Capital Expenditures
40 Major Facilities
42 Plans for Facility Construction and Disposal

43 Company Status

43 Shares
45 Dividend Policy

46 Consolidated Financial Statements

48 Report of Independent Auditors
49 Consolidated Financial Statements
54 Notes to the Consolidated Financial Statements

Consolidated Financial Five-Year Summary

For the years ended 31st March

	2002.3	2003.3	2004.3	2005.3	2006.3
					Millions of yen
For the year:					
Sales	236,569	232,743	238,067	252,963	**285,585**
System Solution Services	199,757	194,469	195,045	213,230	**241,000**
Consulting and Knowledge Services	36,811	38,274	43,022	39,733	**44,584**
Cost of sales	173,636	173,545	178,096	190,732	**213,706**
Operating profit	30,364	27,164	28,022	30,159	**36,469**
Income before income taxes	39,009	27,177	32,927	27,361	**37,535**
Net income	22,363	15,459	18,269	16,303	**22,518**
Orders received	241,038	235,874	242,647	262,411	**300,100**
System Solution Services	203,628	195,105	202,121	222,299	**253,398**
Consulting and Knowledge Services	37,409	40,768	40,526	40,112	**46,701**
Capital expenditures	22,727	20,456	24,244	17,351	**18,343**
Research and development costs	3,051	2,508	2,216	1,646	**2,501**
Depreciation and amortization	12,419	13,244	17,750	18,402	**16,574**
At year-end:					
Total assets	299,892	256,798	326,799	317,341	**311,786**
Shareholders' equity	195,564	185,350	229,331	231,766	**209,301**
Order backlog	101,218	104,074	108,548	117,923	**132,030**
System Solution Services	85,357	85,854	92,825	101,895	**114,350**
Consulting and Knowledge Services	15,860	18,220	15,723	16,027	**17,679**
					Yen
Per share:					
Net income (EPS)	504	337	399	362	**519**
Shareholders' equity	4,338	4,113	5,090	5,150	**5,152**
Cash dividends	20	20	40	100	**140**
Other information:					
Operating profit margin (%)	12.8	11.7	11.8	11.9	**12.8**
Return on sales (%)	9.5	6.6	7.7	6.4	**7.9**
Return on equity (%)	12.4	8.1	8.8	7.1	**10.2**
Equity ratio (%)	65.2	72.2	70.2	73.0	**67.1**

Notes: 1. The amounts recorded are rounded down to the nearest one million yen. Per share information is rounded to the nearest yen, and other information to the first decimal place.

2. Per share information has been recalculated retroactively to the prior years.


Sales
(millions of yen)
300,000
200,000
100,000
0
36,811
38,274
43,022
39,733
44,584
199,757
194,469
195,045
213,230
241,000
02.3
03.3
04.3
05.3
06.3
System Solution Services
Consulting and Knowledge Services


Capital expenditures
(millions of yen)
30,000
20,000
10,000
0
22,727
20,456
24,244
17,351
18,343
02.3
03.3
04.3
05.3
06.3


Orders received
(millions of yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
37,409
40,768
40,526
40,112
46,701
203,628
195,105
202,121
222,299
253,398
02.3
03.3
04.3
05.3
06.3
System Solution Services
Consulting and Knowledge Services


Research and development costs
(millions of yen)
4,000
3,000
2,000
1,000
0
3,051
2,508
2,216
1,646
2,501
02.3
03.3
04.3
05.3
06.3


Order backlog
(millions of yen)
150,000
100,000
50,000
0
15,860
18,220
15,723
16,027
17,679
85,357
85,854
92,825
101,895
114,350
02.3
03.3
04.3
05.3
06.3
System Solution Services
Consulting and Knowledge Services


Depreciation and amortization
(millions of yen)
20,000
15,000
10,000
5,000
0
12,419
13,244
17,750
18,402
16,574
02.3
03.3
04.3
05.3
06.3

Business Outline for Fiscal 2005 (Year ended 31st March, 2006)

1. Outline of Business Results

(1) Business Circumstances

The Japanese economy during fiscal 2005 continued the recovery. In addition to an increase in capital expenditure fueled by improved corporate profits, unemployment was lower and we saw a modest increase in personal consumption.

In the information service industry, in addition to a broad-ranging growth in demand in the financial services sector, demand in the non-manufacturing and other sectors also continued the path towards the recovery. Meanwhile however, our clients' requests are putting greater emphasis on deadlines, costs and security measures while also requiring more sophisticated proposal content. We are therefore required to strive harder to provide the right solution for these clients' needs.

Under these business circumstances, the NRI Group (the Company and its consolidated subsidiaries) has been continuously striving to strengthen its operating activities and business base in line with our basic strategy of "Navigation and Solution" by taking advantage of our total capacity to offer an end-to-end service from consulting through to system development and management as well as selectively allocating our human resources to large-scale projects. We established an organization dedicated to the research and proposal of industry-specific solutions and actively provided in-depth IT (information technology) strategy proposals for our clients. We also gained new clients in the distribution and manufacturing sectors through continued expansion of our operating activities including outsourcing service contracts. In response to this growth we acquired land in February 2006 to build a new state-of-the-art data center to service our growing outsourcing service contracts and fulfill the needs of sophisticated contingency measures for our clients.

(2) Business Results for Fiscal 2005

The sales and profit of the Company for fiscal 2005 were up significantly from the previous fiscal year, posting sales of 285,585 million yen (up 12.9% from the previous year), operating profit of 36,469 million yen (up 20.9%), and net income of 22,518 million yen (up 38.1%).

The order backlog for fiscal 2005 amounted to 132,030 million yen (up 12.0%) because of an increase in demand for system management and operations services for the financial services sector and receiving large-scale project orders for the public sector.

Business Results by Sector

The sector of strongest growth was the financial services sector. Our performance in this sector was strong overall because of an increase in projects for major clients, and good results in system development projects and system operation for securities industry. Also in the distribution sector the business has been brisk, mainly in regard to projects for major clients.

Costs

By proactively engaging Chinese companies for system development, strengthening project management, and carrying out system operation business more efficiently, we were able to minimize the increase in cost of sales, and as a result the gross profit margin was improved compared to the previous year. On the other hand, selling, general and administrative expenses increased because of an increase in costs for security and prior investment for the research and development activities. The influence of the extraordinary profit/loss was minor for fiscal 2005.

Business Results by Segment

(System Solution Services)

In the System Solution Services segment, the sector of strongest growth was the financial services sector. While sales of this sector was led by the projects for major clients, we also undertook the system integration projects caused by mergers of financial institutions and the system development projects for securities industry. As for system management and operations services, system operations for the securities industry and insurance industry, and network operations for the banking industry performed well. Performance was also favorable in regard to product sales as there was an increase in projects, mainly for major clients, which involved either the introduction of new equipment such as in the system development for securities industry or the updating of systems.

We also enjoyed good sales results in the distribution sector from system development and system application sales due to an increase in system development projects and other projects. As for system management and operations services, system operation for major clients also progressed strongly. For the public sector the trend was also positive with increases in both system development and system operation.

In terms of costs, although there was an increase in subcontracting costs accompanying the operations of large-scale system development projects, the substantial efficiency gains in respect to system operation business kept a lid on the increase in its operating costs.

As a result, the System Solution Services segment recorded sales (sales to external customers) of 241,000 million yen (up 13.0% from the previous year) and operating profit of 31,332 million yen (up 28.0%). The sales breakdown of these services is as follows: system development and system application sales of 104,395 million yen (up 16.8%), system management and operations sales of 106,212 million yen (up 8.9%) and product sales 30,392 million yen (up 15.6%).

The system development and system application sales order backlog was 20,695 million yen (up 48.1%) due to large-scale project orders for the public sector and strong orders for the insurance industry. The system management and operations order backlog was 92,633 million yen (up 5.4%) due to strong demand from the financial services sector. Total order backlog for System Solution Services segment was 114,350 million yen (up 12.2%).

(Consulting and Knowledge Services)

In the Consulting and Knowledge Services segment, there was a strong positive trend in all areas of consulting. In addition to an increase in consulting for the private sector, such as support services for creating corporate management strategies and visions, corporate reorganization and business strategies and plans, there was also an increase in projects for central government agencies such as assistance for conducting trials in society. Performance was strong also for our asset management related services including the existing investment information service and our new investment advisor service, which were both benefited from a bullish stock market.

On the other hand, costs for this segment also increased because we recently explored updating our asset management related services and outlaid prior investment for new business development.

As a result, the Consulting and Knowledge Services segment recorded sales (sales to external customers) of 44,584 million yen (up 12.2% from the previous year), and operating profit of 5,158 million yen (down 9.4%). Total order backlog for the Consulting and Knowledge Services segment was 17,679 million yen (up 10.3%) due to strong demand for both asset management related services and consulting services.

(3) Cash Flows

Fiscal 2005 cash flows were 48,875 million yen from operating activities, 17,853 million yen from investing activities and a deficit of 54,828 million yen from financing activities. As a result, cash and cash equivalents at end of the year increased by 12,075 million yen to 50,752 million yen.

Cash Flows from Operating Activities

Due to the strong business results, income before income taxes was 37,535 million yen (up 37.2% from the previous year). In addition, depreciation and amortization amounted to 16,574 million yen (down 9.9%). Furthermore, accounts payable increased by 9,616 million yen. On the other hand, the amount of the income taxes paid was 18,371 million yen (up 10.2%). As a result, net cash provided by operating activities amounted to 48,875 million yen (up 77.3%).

Cash Flows from Investing Activities

Aside from equipment for system operation and land acquisition for building a new data center, we also developed a multi-user system. As a result, we used 9,799 million yen (up 21.7% from the previous year) to acquire property and equipment and 8,211 million yen (down 12.0%) to acquire software and other intangibles as well as 18,264 million yen (down 29.7%) to acquire short-term investment securities and 11,975 million yen (down 70.0%) to acquire investment securities, principally for the fund management. We meanwhile gained 65,803 million yen on sales and redemption of short-term investment securities and investment securities. As a result, net cash provided by investing activities amounted to 17,853 million yen.

Cash Flows from Financing Activities

We used 48,527 million yen for purchase of treasury stock. In addition, the amount of cash dividends paid was 5,840 million yen (up 116.7% from the previous year). As a result, net cash used in financing activities amounted to 54,828 million yen.

2. Production, Orders and Sales

(1) Actual Production

<1> Actual production

Segment by type of business	Amount (millions of yen)	Changes from previous year (%)
System Solution Services	156,607	12.0
System development and system application sales	81,570	23.3
System management and operations	75,037	1.9
Consulting and Knowledge Services	28,960	16.9
Total	185,568	12.7

Notes: 1. Amounts are based on manufacturing costs.
2. Figures do not include consumption tax and other items.

<2> Subcontracting costs (Subcontracting costs and its ratio to total production for fiscal 2005)

Segment by type of business	Amount (millions of yen)	Ratio to total production (%)	Changes from previous year (%)
System Solution Services	76,128	48.6	18.9
System development and system application sales	50,566	62.0	27.0
System management and operations	25,561	34.1	5.4
Consulting and Knowledge Services	11,207	38.7	22.8
Total	87,335	47.1	19.4

Notes: 1. Of the above amounts, the subcontracting costs to Chinese companies and its ratio to total subcontracting costs are shown below.

	Fiscal 2004 (From 1st April, 2004 to 31st March, 2005)		Fiscal 2005 (From 1st April, 2005 to 31st March, 2006)		
	Amount (millions of yen)	Ratio to total subcontracting costs (%)	Amount (millions of yen)	Ratio to total subcontracting costs (%)	Changes from previous year (%)
Subcontracting costs to Chinese companies	6,459	8.8	10,019	11.5	55.1

2. Amounts are based on manufacturing costs.
3. Figures do not include consumption tax and other items.

(2) Orders Received and Order Backlog

Segment by type of business	Orders received (millions of yen)	Changes from previous year (%)	Order backlog (millions of yen)	Changes from previous year (%)
System Solution Services	253,398	14.0	114,350	12.2
System development and system application sales	111,155	23.6	20,695	48.1
System management and operations	110,829	4.4	92,633	5.4
Product sales	31,414	19.5	1,021	—
Consulting and Knowledge Services	46,701	16.4	17,679	10.3
Total	300,100	14.4	132,030	12.0

Notes: 1. Amounts are based on sales prices.
2. Figures do not include consumption tax and other items.
3. For services that are provided regularly and are paid for on a usage basis, expected sales during the following fiscal year are recorded as orders received at the end of each fiscal year.

(3) Actual Sales

<1> Sales by segment

Segment by type of business	Sales (millions of yen)	Changes from previous year (%)
System Solution Services	241,000	13.0
System development and system application sales	104,395	16.8
System management and operations	106,212	8.9
Product sales	30,392	15.6
Consulting and Knowledge Services	44,584	12.2
Total	285,585	12.9

Notes: 1. Sales to major clients and its ratio to total sales are shown below. As a general rule, sales to subsidiaries of major clients are included in sales to the parent company.

	Fiscal 2004 (From 1st April, 2004 to 31st March, 2005)				Fiscal 2005 (From 1st April, 2005 to 31st March, 2006)	
	Figures previously recorded		Figures based on new grouping criteria			
Client	Sales (millions of yen)	Ratio to total sales (%)	Sales (millions of yen)	Ratio to total sales (%)	Sales (millions of yen)	Ratio to total sales (%)
Nomura Holdings, Inc.	67,000	26.5	67,102	26.5	88,725	31.1
Seven & I Holdings Co., Ltd.*	30,597	12.1	31,808	12.6	34,907	12.2

2. Sales via lease companies are included in the sales to the clients who receive the final service etc.
The new grouping method is used from fiscal 2005, but it is also being retroactively applied to the previous year (Figures based on new grouping criteria).
3. Figures indicate sales to outside clients, excluding internal sales or transfer between service segments.
4. *Note: The figures for the previous fiscal year are the sales and its ratio to total sales for Ito-Yokado Co., Ltd.
5. Figures do not include consumption tax and other items.

<2> Sales by sector

	For fiscal 2004 (From 1st April, 2004 to 31st March, 2005)				For fiscal 2005 (From 1st April, 2005 to 31st March, 2006)	
	Figures previously recorded		Figures based on new grouping criteria			
Segment by type of business	Sales (millions of yen)	Ratio to total sales (%)	Sales (millions of yen)	Ratio to total sales (%)	Sales (millions of yen)	Ratio to total sales (%)
Financial services	149,864	59.2	152,326	60.2	178,168	62.4
Distribution	43,138	17.1	46,204	18.3	49,681	17.4
Other private sectors	42,668	16.9	35,712	14.1	36,720	12.9
Public	17,291	6.8	18,714	7.4	21,014	7.4
Total	252,963	100.0	252,963	100.0	285,585	100.0

Notes: 1. As a general rule, sales to subsidiaries are included in the sector to which the parent company belongs.
2. Sales via lease companies are included in the sales to the clients who receive the final service. The new grouping method is used from fiscal 2005, but it is also being retroactively applied to the previous year (Figures based on new grouping criteria).
3. Figures do not include consumption tax and other items.

3. Management Tasks

Accompanying the current economic recovery is a growing demand within companies to invest in information systems. Meanwhile, the client demands for information systems are becoming increasingly sophisticated and greater emphasis is being placed on deadlines, cost and security measures. Furthermore IT service providers to corporations are receiving increasingly stronger requests related to client corporation's internal controls and the information services industry is being asked to find solutions for an evermore greater number of demanding needs.

Under such a business environment, the NRI Group (the Company and its consolidated subsidiaries) recognizes that our key management tasks are to handle large-scale projects properly, to further strengthen sales capabilities, and to enhance earning capacity.

Proper Handling of Large-scale Projects

We bring large-scale projects for major clients to a successful completion by selectively allocating our human resources such as establishing a dedicated organization for proposal of IT strategies and a dedicated organization for quality management. Moreover, once we accept a new large-scale project order, we faithfully commit ourselves to seeing the project out to its end. Through handling these large projects, we are improving our cutting-edge project management capabilities, which will broaden the scope of the Group's total capabilities for future business growth.

Enhancing Profitability

We recognize the need to strengthen our profitability as our ongoing challenge. United as a company under the leadership of a dedicated organization, we aim to improve our quality and productivity by further standardizing the operations involved in system development, maintenance and management of system operation and improving project management functions. We also aim for efficient operation by conducting a drastic review of our indirect operations. Through undertaking these measures, we are developing a high value-added multi-user system and other systems based on know-how accumulated within the NRI Group.

Strengthening Sales Capacity

We are striving to further improve our total capabilities from consulting through to system development and system operations in line with our basic strategy of "Navigation and Solution", which is to grasp the essence of the customer's management objectives, to propose strategies to achieve them, and to provide measures to bring such strategies to fruition as results. We will also focus on acquiring new projects by taking advantage of our system foundation technology. Through these activities, we strive to build a solid relationship of trust with our clients.

Fostering Human Assets

It is our human assets that are fundamental to the growth of the NRI Group and so we are investing much energy into systematically fostering our human assets. In our project manager training scheme, which we have been working on for a while, we aim to develop young talented employees by giving opportunities in the form of practical experience as well as by actively utilizing in-house accreditation systems. In addition to this, we place an emphasis on fostering proposal-oriented sales professionals, who can create business by accurately grasping complex and diverse client needs and fostering future management executives who can lead NRI in the next generation. We aim to foster our human assets through strategically planned support developed by Human Resource Development Division. Furthermore, we will continue to enhance our training programs and employee benefits suitable for professions.

Security Management

Under the recent stern scrutiny of corporate security management, how a company handles its security management is having a strong influence on the company's competitive strength. At the NRI Group, we are constantly enhancing our stringent security management through measures such as introducing advanced security technology and tightening access rules and we plan to further tighten our security in the future. In addition to setting security measures for our systems within the entire Group, as for access to equipments and usage of data, we will handle the security issues by establishing rules, as may be necessary, per individual project through consultation with the client.

Internal Controls

In response to the Company Law that took effect in May 2006, corporations must improve internal controls inside the company such as having to provide a system to ensure that the execution of the duties of the board of directors complies with laws and the articles of incorporation. In April 2006, the Company appointed an executive director to be in charge of internal controls and we established the Internal Control Promotion Department and the Internal Control Committee to build more effective internal control systems for the entire NRI Group. We will continue our efforts to further strengthen our internal control system into the future.

Corporate Social Responsibility (CSR)

The NRI Group acknowledges that contribution to society through its business activities and research activities is the source of CSR activities and will carry out its corporate activities in line with high aspirations of its management philosophy of "Winning the trust of our clients and prospering together with them" and "Gaining insight into the paradigms of a future society and propelling its realization."

4. Business and Other Risks

The following summarizes the major attributes of the NRI Group's (NRI and its consolidated subsidiaries) operations and inherent risks. The risks that we list here are the representative risks inherent to our business as of the end of March 2006, and it is not limited to the following risks that may actually arise.

(1) Risks Concerning the Business Environment

<1> Price competition in the information service industry

There is fierce competition amongst service providers in the information service industry and clients' demands for competitive pricing is getting stronger. Moreover, there is likelihood that price competition will continue in the future due to the participation of new service providers from other industries, the emergence of overseas companies and the increase in demands for package products.

In these business circumstances, the NRI Group is striving to differentiate our service from competitors by offering the high-value-added services through further enhancement of our total capacity to offer an end-to-end service from consulting through to system development and operation. However if price competition continues to intensify further than our forecast, the NRI Group's business performance may be adversely affected.

<2> Stability of management and operations contracts with clients

Expansion of the system management and operations business requires various investments such as real estate for a data center, equipment for operations and software, and returns from such investment are obtained over the long-term through client contracts.

The NRI Group is working hard to steadily get a return on investment amounts through careful management of works in progress and continuous credit control of clients. Although we look to secure multi-year contracts for systems management and operations, we may be required to operate on single-year contracts. Even when we operate on single-year contracts however, the contracts are often renewed automatically based on a trusting relationship with our client, so we view sales to be comparatively stable.

Nevertheless, there is no guarantee that this stability in sales for systems management and operations will continue in the future; each time a client business undergoes a merger, or bankruptcy, or when a client decides to drastically reexamine its information systems strategies, there is a possibility that they will not renew their contract with the NRI Group.

<3> Capital relationship with Nomura Holdings, Inc. and its affiliates

As of the end of March 2006, Nomura Holdings, Inc. held 37.1% of the voting rights of the Company (including 30.7% of indirectly held voting rights, and of that 21.4% is held by its wholly-owned subsidiary Nomura Asset Management Co., Ltd.). In addition, its affiliated companies such as JAFCO Co., Ltd. held 8.3% of the Company's voting rights.

However, there is no guarantee that the current stability of the percentage of shares held by Nomura Holdings, Inc. and its affiliates will continue in the future.

(2) Risks Concerning Business Strategy

<1> Dependence on specific business categories and clients

The NRI Group sales showed strong dependence on specific business sectors and clients. For fiscal 2005, the NRI Group's combined sales to the financial services and distribution industries accounted for a little less than 80% of our total sales. Moreover, NRI Group's combined sales to our major clients, Nomura Holdings, Inc. and its subsidiaries, and Seven & I Holdings Co., Ltd. and its subsidiaries, amounted to a little more than 40% of total sales.

The NRI Group sees its greatest defining strengths that set the Group apart from the competition are its business know-how in the financial services and distribution industries, which the Group has gained from extensive experience in accurately meeting the advanced needs of clients; and its know-how of development and operations of large-scale and cutting-edge high tech systems. We are working to further strengthen relationships with our major clients that we have cultivated over many years through our establishment of a dedicated organization to propose IT (information technology) strategies for specific industry sectors as well as our strategic assignment of our personnel to projects for major clients. Taking advantage of these strengths, we also will be proactively working to acquire new clients.

However, it is possible that in the future the NRI Group could experience an enormous impact on business performance if the business environment changed rapidly, which might arise out of changes to the legal system in a specific sector, or if the business circumstances of our major clients changed or they radically reexamine their information systems strategies. There is also a possibility that the NRI Group, against expectations, is unable to secure new clients.

<2> Technological changes in the information service industry

In the information service industry we have to constantly respond to match market needs that change as information technology evolves.

Acknowledging such a changing business climate, the NRI Group is striving to respond rapidly to technological innovations by being proactively involved in investigation and research of advanced, basic and developmental IT technologies.

However if our response to rapid changing technology is slow, it could adversely affect the NRI Group's business performance.

<3> Investment in human resources

We believe that the specialized expertise of our employees is the foundation of the high-value-added services we provide. Also, hiring and fostering highly specialized human resources and establishing personnel systems and workplace environments that allow these individuals to demonstrate their full potential is necessary to build long-term trusting relationships between the NRI Group and our clients and ultimately enable the Group to achieve medium to long-term growth.

We at the NRI Group perceive our employees as valuable "human assets," and are dedicated to creating a system that allows us to secure these assets and develop them. Specifically, to secure these talented specialists we are actively holding employment seminars and internship programs. As part of our strategies for personnel development systems, we offer assistance to and subsidize our employees to obtain various licenses and qualifications and hold many human resources development seminars at a facility dedicated for employee education and training. We are striving to foster and develop highly specialized professionals with the latest and most advanced expertise, by encouraging the employees to improve themselves through taking advantage of the NRI Group's in-house certification scheme. In addition to this, we are committed to structuring our human resources system and equipping our workplace environment to accommodate a wide range of employees with diverse work styles and values through measures such as expanding our childcare assistance scheme.

Despite the above efforts, if we fail to secure and develop professionals who can respond to the highly specialized demands of our clients, the NRI Group's performance could be adversely affected. Also, if workplace conditions deteriorate, that could possibly lead to an exodus of personnel or a drop in worker productivity.

<4> Investment in software

The NRI Group invests in software to expand its business, including product sales, multi-user services and outsourcing services. In many cases the software is designed for specific use and it cannot be readily readapted for other applications, which means that careful consideration must be put into when deciding to make such an investment.

At the NRI Group, we exhaustively discuss the legitimacy of each business plan before commencing software development. We also have an internal system whereby regular checks on the plan's progress enable prompt revision to the plan when necessary, both in the development stage and after completion.

However, with this type of software investment, there is never a total guarantee that the initial investment will be recovered and there is a chance of the capital not being recovered and a loss being recorded.

<5> Investment in stocks

With a view to cultivate future business opportunities, the NRI Group invests in various companies as well as the equity of its clients after carefully examining the expected return on investments in order to strengthen business ties. At the end of March 2006, the NRI Group's stock investments accounted for more than 30% of total assets.

In the event of bankruptcy or business deterioration of a company the Group invests in, the Group may incur an impairment loss or might not be able to recover the amount of its investment. Moreover, the marketable shares have the inherent risk of market price fluctuations due to changes in the economic climate and corporate profitability, which, in turn, could affect the Group's financial position.

(3) Risks Concerning Business Management

<1> Quality

The NRI Group aims to provide clients with high-value-added services by taking advantage of our total capabilities from consulting through to system development and system operations by following a basic strategy of "Navigation and Solution", which is to grasp the essence of the client's management objectives, propose strategies to achieve those objectives and provide measures to bring such strategies to fruition as results, and our clients expect from us a high quality service.

i. Consulting services
In our consulting services, we are working hard to establish systems that offer high quality services such as the provision of infrastructure that allows the company-wide sharing of information on the know-hows accumulated within the company. In addition to this, we are committed to continuing to improve quality in the future through conducting client satisfaction surveys, analyzing results and providing feedback.

However, if we are unable to provide the high quality service that our clients expect, this may hinder prospects for future business contracts.

ii. System development
Generally, system development projects are undertaken on a contract basis. We are obliged, under such a contract, to complete an information system and deliver it by the specified deadline. However, there are many possible scenarios, where work other than what was envisaged at the signing of the contract, may be required to complete such a contract. For example, a project may require more man-hours than the initial estimate due to requirement changes made before completion, which may delay the delivery, or the project may require additional improvements on system performance even after delivery. In addition, customers are demanding shorter development periods for information systems, while the functions that the clients demand are getting more advanced and complex. As a result, a project may require more work than initially expected to meet these demands. The NRI Group receives orders for long-term projects that may take several years. In such projects, it is highly likely that requirements change due to the changes in the surrounding environment and technology.

Therefore, in order to deal with these situations, we are making efforts to ensure that project estimate examination before the contract signing as well as project management after the contract signing are done properly by taking various measures such as improving the management abilities of our project managers through training programs, and providing quality management systems based on ISO 9001*. In particular, we have established exclusive examination bodies, such as the system development committee, for projects over a certain size in order to thoroughly review the projects according to their progress right through to when the system is delivered and is in stable operation.

However, in the event that extra costs are incurred, such as an increase in man-hours or performance improvement work conducted after delivery, the project's final profitability may deteriorate. Moreover, if the client's business is harmed because of a delay in delivery or because of faults with the delivered information system, not only may we be liable to pay reparation for loss, it also may be detrimental to the reputation of the NRI Group.

*: ISO 9001 is an international standard for quality management systems established by the ISO (International Organization for Standardization).

iii. System management and operations service
The information systems that the NRI Group develops are often important platforms for client business and it is absolutely essential that these systems operate stably after completion.

The NRI Group has long been making aggressive efforts to enhance and improve the quality of system operation. We are continuously striving to maintain and improve the quality of services we provide, based on the ISO 9001 quality management system, ISMS* and other certification standards.

Still, in cases where stable operation according to the standard agreed to with the client cannot be achieved for reasons including a human error such as neglecting to follow the correct operating procedures, malfunction of the equipments, or the occurrence of a disaster, not only may the NRI Group's business performance be adversely affected, it also may be detrimental to the reputation of the NRI Group.

*: ISMS refers to the Japan Information Processing Development Corporation (JIPDEC) standard for information security management systems, based on a conformity assessment scheme.

<2> Subcontracting partners
To raise productivity and to make use of highly specialized know-how of outside corporations, information services companies may outsource some of their system development and system management and operations businesses.

The NRI Group mainly outsources the programming of its information system development business and also some of its system management and operations services. In fiscal 2005, subcontractors were responsible for less than 50% of the actual production. To ensure that the NRI Group's operations run smoothly, it is essential to secure the cooperation of superior subcontracting partners and maintain good business ties with them.

At the NRI Group therefore, we strive to secure superior subcontracting partners by collecting corporate information on the subcontracting partner, performing corporate screening regularly and searching for new collaborating partners both domestically and overseas. We are also striving to improve productivity and quality of the Group including the subcontracting partners by sharing project risks with our "ePartner contract" companies, who are our major subcontracting partners, and demanding the subcontracting partners to rigorously comply with security and information management.

Our subcontracting partners are not only in Japan; they are also spread out in various overseas locations, especially

China. Currently, Chinese companies account more than 10% of subcontracting costs. We are therefore striving to strengthen this system of cooperation by regularly dispatching executives to China to visit the subcontracting partners and check the project status.

In spite of all those efforts, in case we fail to secure superior subcontracting partners or maintain a good business relationship with them, we might not be able to conduct business operations smoothly. Especially in subcontracting to a subcontracting partner overseas, an unexpected event may occur caused by a political, economical and social factor that is different from Japan.

<3> Intellectual property rights

We are witnessing a growing importance of intellectual property rights related to information systems and software, such as patents for business models related to electronic commercial transactions.

With these circumstances in mind, in development of information systems, the NRI Group is constantly investigating if there is a possibility of breaching another party's patent. Furthermore, through education, training and other measures, we are raising our employee's awareness of intellectual property rights. At the same time, we recognize that intellectual property is an important business resource, so through proactively investing in applications for patents, we are rigorously protecting the intellectual property of the NRI Group.

If, despite the above measures, the product or service of the NRI Group breaches the intellectual property rights of a third party; not only would this potentially make the NRI Group liable for reparation, we may be ordered to stop using an information system, and be forced to stop a service, which could have a major impact on business execution. There is also the possibility that the NRI Group's intellectual property could be breached.

<4> Assets and liabilities related to retirement benefits

The Company and its domestic consolidated subsidiaries have established a qualified pension plan and retirement lump-sum allowance for their employees as a defined contribution pension system. The allowance for employee retirement benefits will fluctuate according to changes in the amount of retirement benefit obligations and pension plan assets.

Retirement benefit obligations are calculated using a number of assumptions and estimates, such as employment termination trends and discount rates. A change in any of these factors could change the amount.

The pension plan assets, meanwhile, generally fluctuate depending on the trends in the stock market and with the interest rates. At the end of the March 2006, of the NRI Group's pension plan assets of 54,535 million yen, 6,660 million yen was invested in the shares of the employee retirement benefit trust. Consequently, the NRI Group's pension plan assets run the risk of fluctuating with the changes in the shares' market prices.

(4) Risks Concerning Information Security

With the widespread use of the Internet, the dissemination of information is instantaneous. While such advances in technology have increased the number of users and made life much more convenient, security management has become a major issue in the society as a whole, such as full enforcement of the Personal Information Protection Law. In the information service industry, where we are constantly handling clients' confidential data, there is an even greater demand for security.

We are keenly aware of this situation and the NRI Group carries out thorough security management, including measures to ensure compliance with the Personal Information Protection Law by, for example, our main departments taking a leading role in establishing protocol and security measures to help in the management of information. We have, for instance, introduced an entry/exit control system, we are conducting training relating to the protection of personal information and the management of information as well as thoroughness of personal computer security measures, and we are working hard to constantly maintain an advanced security level. Particularly, in our data centers where we manage our clients' systems and store important information, we have introduced stricter entry/exit controls such as X-ray scanning of articles being brought in and out of the facilities.

However, if information leaks occur despite our efforts, it may not only adversely affect our business results, but also may be detrimental to the reputation of the NRI Group.

5. Important Business Contracts

There was none.

6. Research and Development Activities

The NRI Group's (the Company and its consolidated subsidiaries) research and development activities consist of the following:

1. Research of basic and advanced information technologies and of production and development technologies
2. Research and feasibility studies for development of new businesses and products, development of prototypes, and experimental trials
3. Surveys and research on new socioeconomic systems

The above research and development activities are conducted on an ongoing basis at the Advanced Information Technology Division, the technology development arm of the NRI Group, and at the Center for Knowledge Exchange & Creation, the Group's think tank. In addition, each of our divisions is actively involved in business and product development from a medium to long term perspective. These activities may be handled through the collaboration system among divisions by means of horizontal organizational structures. Taking the primary role in the management of research and development is the Research and Development Committee, which is comprised of specialists in each field. The committee examines the appropriateness of each project, in terms of the usability for our business, from the project planning stage to the eventual utilization of the project results, improving the quality of our research and development activities.

In fiscal 2005, our research and development costs amounted to 2,501 million yen. The research and development activities by each segment are as follows.

System Solution Services

As part of research into new businesses and new product development, we carried out research related to technological appraisal of a next-generation on-line securities trading model, development of quantification models for data in written works and authentication systems for e-money centers. In the field of information technology, we created a report entitled "The 2010 IT Road Map" to state our outlook for technology trends in the mid-term. We also carried out research into basic technology to strengthen information security within companies and research into technology for systems that utilize RFID(*1). In addition, we worked on building a test automation process for system development in order to improve productivity and quality, and made inroads in developments relating to making system development architecture (design concepts and basic designs) sharable, and techniques to visualize the progress and quality of system development.

Consequently, our research and development costs for System Solution Services came to 1,312 million yen.

Consulting and Knowledge Services

As part of research into new businesses and product development, we worked on development of marketing techniques that utilize Internet surveys and organizational analysis tools. We also conducted survey and research related to GDS(*2) and field surveys related to automation of wholesale trading activities for buying and selling of securities. As part of our research into social systems, we carried out research into strategies to manage official debt and measures for the declining birthrate and the aging society, and we conducted surveys relating to the broadband market. We also created a report to state our outlook of the future image of Japan in 2010, covering a variety of fields including financial and distribution issues. In regard to relationships in China, we conducted surveys on market trends for information services in China and designed and constructed brand evaluation methods for Japanese companies in China, as well as established a system of collaborative study with a Chinese university.

Consequently, our research and development costs for Consulting and Knowledge Services amounted to 1,189 million yen.

*1: RFID (Radio Frequency Identification) is a technique for identifying and managing products by attaching a small data embedded chip to them. It is becoming increasingly popular for the distribution of consumable goods such as foods.

*2: GDS (Global Data Synchronization) is a system specification to standardize product information for manufacturing and distribution. North American and European private organizations are currently pushing for GDS to become the global standard.

7. Analysis of Financial Position and Business Results

Projections for the future contained in this report were deemed valid at the end of fiscal 2005; however, the accuracy of these projections are by no means guaranteed by the NRI Group (the Company and its consolidated subsidiaries).

(1) Significant Accounting Policies and Estimates

The accompanying financial statements for the NRI Group have been prepared in accordance with generally accepted accounting principles and practices in Japan. The compilation of these financial statements requires certain assumptions and estimates that may influence the assets and liabilities at the end of the fiscal year and the income and expenses during the accounting period. An estimate deemed reasonable from historical experience or circumstances may differ from the actual results when the assumption or a condition changes. The following are major assumptions and estimates used in the application of significant accounting policies that may greatly influence the NRI Group's financial statements.

<1> The percentage-of-completion method

The NRI Group, in principle, has adopted the percentage-of-completion method to recognize revenue from research and consulting projects, and information system development projects. Based on this method, the cost of sales for each project is recognized on an accrual basis, and the corresponding revenues are recorded according to the rate of accrued cost on works in progress (the ratio of actual costs incurred to the total estimated cost for each project). Revenues are recorded regardless of billings to clients, while the corresponding amounts are recorded under accounts receivable including development.

Unlike the completed contracts method, which records revenue in one lump sum at the time of completion or delivery, the percentage-of-completion method has the advantage of lending legitimacy to the profit and loss statement as a fair reflection of the profit/loss during the period in question.

The percentage-of-completion method is adopted on the assumption that the costs of each project, which are the bases for revenue recognition, may be reasonably estimated at the time orders are received and at the end of each month. Since the improvement of our project management structure, we at NRI Group have been accurately estimating costs at the time orders are received and have been appropriately evaluating works in progress. And should a project deviate from the initial estimates to a degree beyond the prescribed limits, the estimates must be revised immediately. Because of these measures, we are confident that such revenues are being recorded with a high level of accuracy.

<2> Accounting method for software

In the amortization of software packages and multi-user system services, instead of recording subcontracting costs and labor costs for the development of information systems as expenses, these amounts may be recorded under assets for the NRI Group's investments in software or recorded in the software suspense accounts. In such cases, sale of the completed information system to the client or the provision of services generates product sales revenue and system management and operations revenue, which in turn enables the Group to collect its returns on its development investments in the medium to long term.

Based on the above system of recovering investments, the package products are amortized based on the forecasted sales quantity or forecasted sales revenue with the bottom limit amount set according to the uniform distribution method, based on the remaining valid period of generally 3 years. Amortization of the software used by the Company to provide customer services as part of multi-user services is carried out according to the fixed amount method for the usable period, which is a maximum of 5 years. In addition to the above amortization, in cases where rapid change occurs in a business environment, we may appropriately estimate the amount recoverable and record the loss.

For more details, please refer to "4. Business and Other Risks, (2) Risks Concerning Business Strategy, <4> Investment in software."

<3> Accounting method for employee retirement benefits

Accounting for employee retirement benefits requires numerous assumptions and estimates, such as employment termination trends, and agreement on certain basic rates, such as the discount rate and the expected rate of return on pension plan assets. In calculating these basic rates, the NRI Group has adopted estimates that are both reasonable and conservative. The discount rate, a crucial rate of the basic rates, has been revised each year since the commencement of employee retirement benefits accounting. The discount rate is calculated based on the rate of return of long-term bonds having a relatively low risk. This year's discount rate changed from last year's 1.8% to 1.9%.

Actuarial differences occur as a result of discrepancies between the estimated amounts of the expected return on plan assets and the actual return itself and also because of changes in estimated amounts such as the discount rate. Over the last five years, the NRI Group recorded actuarial differences of (favorable differences are denoted in parentheses) 1,194 million yen, 6,942 million yen, (8,077 million yen), 4,037 million yen and (9,344 million yen) for the years ended 31st March, 2002, 2003, 2004, 2005, and 2006 respectively.

Until the fiscal year ended in March 2003, we recorded actuarial difference in whole amounts in the fiscal year in which they occurred. However, from the end of March 2004, actuarial differences are being recorded from the following term using the straight-line method over a fixed number of years (15 years) within the average remaining service time. The unrecognized actuarial difference (favorable difference) at the end of March 2006 was 12,576 million yen.

As of the end of March 2006, pension plan assets totaled 54,535 million yen, which includes the employee retirement benefit trust of 11,949 million yen.

(2) Analysis of Business Results for Fiscal 2005

The following is a comparison of the business results of fiscal 2005 with those of fiscal 2004.

Summary of consolidated statements of income

Items	Year ended 31st March, 2005	Year ended 31st March, 2006	Changes from previous year	
	Amount (millions of yen)	Amount (millions of yen)	Amount (millions of yen)	Rate of change (%)
Sales	252,963	285,585	32,622	12.9
Cost of sales	190,732	213,706	22,974	12.0
Gross profit	62,230	71,878	9,647	15.5
Selling, general and administrative expenses	32,071	35,409	3,337	10.4
Operating profit	30,159	36,469	6,309	20.9
Non-operating income	1,172	1,943	771	65.8
Non-operating expenses	344	160	(183)	(53.4)
Extraordinary profit	5,965	724	(5,241)	(87.9)
Extraordinary loss	9,592	1,441	(8,150)	(85.0)
Income before income taxes	27,361	37,535	10,173	37.2
Provision for income taxes	11,058	15,017	3,959	35.8
Net income	16,303	22,518	6,214	38.1

<1> Sales

Sales for fiscal 2005 amounted to 285,585 million yen (a 12.9% increase from the previous year). In terms of business performance trends by industry, the industry with the strongest growth was the financial services sector. Our overall favorable performance was mainly due to an increase in projects for major clients, and favorable results in system development projects and system operation for the securities industry. Sales for the distribution sector also performed well, mainly due to projects for major clients.

<2> Cost of sales, selling, general and administrative expenses, and operating profit

Cost of sales amounted to 213,706 million yen (a 12.0% increase from the previous year). By proactively engaging Chinese companies for system development, enhancing project management and carrying out system operation affairs more efficiently we managed to minimize the increase in cost of sales and as a result the gross profit margin was better than the previous year.

Selling, general and administrative expenses amounted to 35,409 million yen (up 10.4%) because of security cost increase and prior investment such as research and development costs.

As a result of the above, operating profit amounted to 36,469 million yen (up 20.9%).

<3> Non-operating income/expenses

The Company posted a non-operating income of 1,943 million yen (a 65.8% increase from the previous year). The major components include 562 million yen in equity in earnings of affiliates (up 148.3%), 540 million yen in dividend income (up 13.8%), 403 million yen in interest received (up 47.5%) and 259 million yen in investment partnerships income (up 470.0%).

Non-operating expenses amounted to 160 million yen (down 53.4%). The major components include 82 million yen in costs for takeover bid (TOB) of treasury stock and 53 million yen in investment partnerships due (down 41.9%).

An explanation of the major factors for increases and decreases are given below.

i. Equity in earnings of affiliates

Nomura Funds Research and Technologies Co., Ltd. had good business results.

ii. Dividend income

The increase in dividend income was primarily due to increased dividends received from NIWS Co. HQ Ltd. and a resumption of dividends for the shares of ARGO 21 Corporation.

iii. Interest income

The increase in interest income was mainly due to an increase in interest received from bonds and time deposits that are for investment for fund management purposes.

iv. Costs for a TOB of treasury stock

This is the cost required to make a TOB of treasury stock in November 2005.

<4> Extraordinary profit/loss and income before income taxes

As a result of posting the extraordinary profit of 724 million yen (down 87.9% from the previous year) and extraordinary loss of 1,441 million yen (down 85.0%), income before income taxes amounted to 37,535 million yen (up 37.2%).

A breakdown of the major factors for extraordinary profit/loss is given below.

i. 724 million yen in gain on sales of investment securities (down 86.9%)

The main factor was the sale of Monex Beans Holdings, Inc. shares.

ii. 1,198 million yen in loss on devaluation of investment securities (down 23.0%)

The main factor was an impairment loss on shares of IY Card Service Co., Ltd., Bellnet Co., Ltd. and 7dream.com Co., Ltd.

<5> Provision for income taxes and net income

Because of fiscal 2005's good business results, provisions for income taxes (including corporate, residential and enterprise taxes) totaled 15,017 million yen (a 35.8% increase from the previous year).

As a result of the above, the Company posted 22,518 million yen in net income for fiscal 2005 (up 38.1%).

(3) Analysis of Financial Position at the End of Fiscal 2005

The following is a comparison of balance sheets at the end of fiscal 2005 and the end of fiscal 2004. For a summary of cash flow for fiscal 2005, refer to "1. Outline of Business Results: (3) Cash Flows."

Summary of consolidated balance sheets

Items	31st March, 2005 Amount (millions of yen)	31st March, 2006 Amount (millions of yen)	Changes from previous year Amount (millions of yen)
Assets			
Current assets	135,515	137,779	2,263
Cash and bank deposits	18,524	26,004	7,480
Accounts receivable and other receivables	40,395	44,627	4,232
Short-term investment securities	52,224	44,438	(7,785)
Other current assets	24,371	22,708	(1,663)
Fixed assets	181,826	174,007	(7,818)
Tangible fixed assets	37,295	39,964	2,669
Buildings	16,399	15,878	(521)
Machinery	5,558	5,761	203
Equipment	6,080	7,043	962
Land	9,256	11,281	2,025
Intangible fixed assets	22,418	20,420	(1,997)
Investment and other assets	122,112	113,622	(8,490)
Investment securities	107,672	97,683	(9,989)
Investments in affiliates	2,157	3,821	1,663
Long-term pledged assets	9,355	9,111	(243)
Other intangible assets	2,926	3,005	79
Total assets	317,341	311,786	(5,554)

Items	31st March, 2005 Amount (millions of yen)	31st March, 2006 Amount (millions of yen)	Changes from previous year Amount (millions of yen)
Liabilities			
Current liabilities	50,001	64,902	14,901
Accounts payable	19,792	29,453	9,660
Income taxes payable	12,048	13,002	953
Other current liabilities	18,159	22,447	4,287
Fixed liabilities	35,573	37,582	2,009
Deferred income taxes	11,162	14,267	3,105
Allowance for employees' retirement benefits	22,697	23,314	617
Other long-term liabilities	1,713	0	(1,713)
Total liabilities	85,574	102,485	16,910
Shareholders' equity			
Common stock	18,600	18,600	—
Additional paid-in capital	14,800	14,800	—
Retained earnings	170,018	186,670	16,652
Unrealized gain on other securities	28,987	37,369	8,381
Translation adjustments	(632)	(5)	627
Treasury stock	(6)	(48,133)	(48,126)
Total shareholders' equity	231,766	209,301	(22,465)
Total liabilities and shareholders' equity	317,341	311,786	(5,554)

<1> Summary

Total assets at the end of March 2006 decreased by 5,554 million yen from the previous year-end to 311,786 million yen.

Current assets at the end of March 2006 increased 2,263 million yen from the previous year-end to 137,779 million yen. The major factors for this increase were increased cash and bank deposits and an increase in accounts receivable and other receivables due to an increase in sales, while short-term investment securities decreased due to the sale and redemption.

Fixed assets at the end of March 2006 decreased by 7,818 million yen from the previous fiscal year to 174,007 million yen, due to a decrease in investment securities and a decrease in intangible fixed assets despite an increase in land. While there was an increase due to market valuation, investment securities decreased by 9,989 million yen to 97,683 million yen due to the sale and redemption. Land on the other hand, increased 2,025 million yen to 11,281 million yen primarily because we acquired land to establish a data center.

Current liabilities increased by 14,901 million yen from the previous year to 64,902 million yen because of an increase in accounts payable.

Fixed liabilities increased by 2,009 million yen from the previous year to 37,582 million yen due to an increase in deferred income taxes because of the change in market value of investment securities.

Shareholders' equity decreased by 22,465 million yen from the previous year to 209,301 million yen. Main factors were retained earnings, which increased by 16,652 million yen due to good business results, and treasury stock, which increased by 48,126 million yen to 48,133 million yen due to acquisition of treasury stock by TOB. The acquisition of treasury stock was primarily funded by capital acquired from the sales of short-term investment securities and investment securities.

The NRI Group is confident that it can secure sufficient working capital in the coming fiscal year and plans to fund investments in facilities decided as of 31st March, 2006 using internal funds.

<2> Investment securities

Investment securities at the end of March 2006 included 44,438 million yen in short-term investment securities under current assets, and 97,683 million yen in investment securities and 3,821 million yen in investments in affiliates under fixed assets. The total amount of investment securities was down 16,111 million yen from the previous year to 145,943 million yen. The percentage of investment securities to total assets dropped from the previous year from 51.1% to 46.8%.

The components of the 44,438 million yen in short-term investment securities under current assets are 6,552 million yen in money management funds, 15,000 million yen in free financial funds, and 22,886 million yen in debt securities and others. The components of the 97,683 million yen in investment securities under fixed assets are 89,716 million yen in shares, 5,988 million yen in debt securities and others and 1,977 million yen in equity investments for Venture Capital Investment Limited Partnerships and others.

Of the total amount of investment securities, 93,966 million yen worth of investment securities are marketable, while 51,977 million yen worth are non-marketable. Of the investment securities that are marketable, 15,611 million yen worth had book values that did not exceed acquisition costs and the difference from the acquisition costs was 68 million yen.

Of the shares, which make up 30.0% of total assets, 77,085 million yen are marketable while 16,452 million yen are non-marketable. Shareholdings that make up more than 1% of total assets (3,117 million yen) include shares of JAFCO Co., Ltd. (37,278 million yen reported on the consolidated balance sheets), shares of Seven & I Holdings Co., Ltd. (13,990 million yen), shares of NIWS Co. HQ Ltd. (7,726 million yen), shares of Nomura Land and Building Co., Ltd. (7,439 million yen), shares of Takagi Securities Co., Ltd (5,405million yen) and shares of Recruit Co., Ltd. (4,080 million yen). In addition to the JAFCO shares mentioned above, the Company also holds 750,000 JAFCO shares as a trust fund for employee retirement benefit trust. Of the marketable shares, there were none that had book values which did not exceed acquisition costs.

As of the end of March 2006, there were no investment securities held for trading purposes, nor any debt securities held-to-maturity.

For details, please refer to "4. Business and Other Risks, (2) Risks Concerning Business Strategy, <5> Investment in stocks."

For more details, please refer to "Consolidated financial statements, Notes to the Consolidated Financial Statements (Notes 3 and 20)."

<3> Software

The greater part of intangible fixed assets is comprised of software and software suspense accounts. Investment in software related items for fiscal 2005 totaled 8,305 million yen, a decrease of 1,007 million yen compared with the previous year.

As a result, the NRI Group's software and software suspense accounts at the end of fiscal 2005 amounted to 19,645 million yen, a decrease of 1,916 million yen compared with the previous year, and their component ratio to total assets dropped from 6.8% in the previous year to 6.3%.

For more details, please refer to "4. Business and Other Risks, (2) Risks Concerning Business Strategy, <4> Investment in software."

Facilities

1. Outline of Capital Expenditures

In fiscal 2005, in addition to purchasing equipment relating to our multi-user system development and system operations, we also acquired land to establish a new data center, which resulted in capital expenditures of 18,343 million yen. Funds for capital expenditures were provided internally.

System Solution Services

For this segment in fiscal 2005, we invested a total of 15,498 million yen for the development of multi-user systems for the securities industry and service systems for the distribution industry as well as purchase of equipment for system operations and acquisition of land to establish a new data center.

Consulting and Knowledge Services

For this segment in fiscal 2005, we invested a total of 2,890 million yen for the development of multi-user systems for the financial service sector mainly for the asset management-related services.

2. Major Facilities

The major facilities of the NRI Group (the Company and its consolidated subsidiaries) are given below:

(1) Nomura Research Institute, Ltd.

Name of office (Location)	Name of segment by business type	Land		Buildings and structures (millions of yen)	Machinery (millions of yen)	Equipment (millions of yen)	Software (millions of yen)	Total (millions of yen)	Employees (no. of people)
		Area (m²)	Amount (millions of yen)						
Marunouchi Center (Chiyoda-ku Tokyo)	Consulting and Knowledge Services	—	—	786	0	451	49	1,287	779 [91]
Nippon Building Center (Chiyoda-ku Tokyo)	System Solution Services	—	—	546	19	303	2,878	3,748	872 [112]
Kiba Center (Koto-ku Tokyo)	System Solution Services	—	—	249	17	323	4,662	5,253	420 [84]
Yokohama Center (Hodogaya-ku Yokohama)	System Solution Services	—	—	597	73	1,483	6,377	8,533	1,192 [133]
Osaka Center (Kita-ku Osaka)	System Solution Services	—	—	53	10	30	2	96	41 [1]
Hiyoshi Data Center (Kohoku-ku Yokohama)	System Solution Services	14,112	4,952	3,410	196	190	—	8,749	— [—]
Yokohama Data Center (Hodogaya-ku Yokohama)	System Solution Services	(6,748)	—	3,684	2,617	1,891	616	8,810	— [—]
Yokohama Learning Center (Hodogaya-ku Yokohama)	Company-wide (common use)	—	—	112	—	94	61	268	25 [6]

Notes: 1. The figures are book values as of 31st March 2006.

2. A portion of land and buildings are rented (including subleasing to domestic subsidiaries) and the annual rental expense is 7,113 million yen. The land area that is leased is listed within brackets ( ).

3. The employee figures listed in the square brackets [ ] are temporary employees.

4. The descriptions listed in "Name of segment by business type" are the main segment category that each office operates under.

5. In the "Name of office" column, a representative office for each region is listed and offices in the same proximity are included in the listings.

6. In addition to the above, we acquired land in Tsuzuki-ku Yokohama (surface area 4,602 m², 2,302 million yen) in February 2006 to establish a new data center.

(2) Domestic and Overseas Subsidiaries

Name of office (Location)	Name of segment by business type	Land: Area (m²)	Land: Amount (millions of yen)	Buildings and structures (millions of yen)	Machinery (millions of yen)	Equipment (millions of yen)	Software (millions of yen)	Total (millions of yen)	Employees (no. of people)
(Domestic subsidiary)									
NRI Data Services, Ltd. Head Office/Yokohama Data Center (Hodogaya-ku Yokohama)	System Solution Services	—	—	322	1,713	796	642	3,475	283 [120]
NRI Data Services, Ltd. Nippon Building Center (Chiyoda-ku Tokyo)	System Solution Services	—	—	72	17	183	75	348	256 [46]
NRI Data Services, Ltd. Hiyoshi Data Center (Kohoku-ku Yokohama)	System Solution Services	—	—	0	0	20	1	22	57 [18]
NRI Data Services, Ltd. Osaka Data Center (Suminoe-ku Osaka)	System Solution Services	13,200	2,221	4,923	491	128	51	7,815	37 [4]
NRI Data Services, Ltd. Tokyo Print Center (Koto-ku Tokyo)	System Solution Services	—	—	38	32	3	108	182	8 [41]
NRI Network Communications, Ltd. Head Office and others (Kita-ku Osaka)	System Solution Services	—	—	41	—	145	37	224	167 [9]
NRI Secure Technologies, Ltd. Head Office and others (Chiyoda-ku Tokyo)	Consulting and Knowledge Services	—	—	21	—	250	183	455	69 [15]
NRI Shared Services, Ltd. Head Office and others/Dormitory (Hodogaya-ku Yokohama)	Company-wide (common use)	7,385	1,805	756	—	14	6	2,583	120 [40]
Insurance System & Technology, Ltd. Head Office and others (Koto-ku Tokyo)	System Solution Services	—	—	0	—	5	5	11	64 [—]
NRI Data i Tech, Ltd. Head Office and others (Chiyoda-ku Tokyo)	System Solution Services	—	—	3	—	11	7	22	104 [17]
(Overseas subsidiary)									
Nomura Research Institute Hong Kong Limited (Hong Kong, China)	System Solution Services	—	—	—	—	73	—	73	87 [30]

Notes: 1. The figures are book values as of 31st March, 2006.

2. A portion of land and buildings are rented and the annual rental expense is 259 million yen. The annual rental expense does not include the subleasing portions from NRI.

3. The employee figures listed in the square brackets [ ] are temporary employees.

4. The breakdown of the land of NRI Shared Services, Ltd. is given below. We sold the Yamato Dormitory in March 2006.

Category	Name	Location	Area (m²)
Dormitory	Hiyoshi Dormitory	Kohoku-ku, Yokohama	5,621
	Higashiterao Dormitory	Tsurumi-ku, Yokohama	1,764

5. The major leased equipments at NRI Data Services, Ltd. are listed below.

Name	Name of segment by business type	Quantity	Lease term	Lease amount (yearly) (millions of yen)	Outstanding balance on lease agreement (millions of yen)
System server and peripherals	System Solution Services	1 set	5 years	128	167
System server and peripherals	System Solution Services	1 set	5 years	111	202

3. Plans for Facility Construction and Disposal

We have already decided on an investment of 41,400 million yen as part of capital expenditure plans during and after fiscal 2006. In the fiscal year ending March 2007, we plan to dispose of building and structure amounting to 600 million yen (book value) as a result of relocating head office functions. Other than that, there are no plans for the disposal or sale of major facilities, excluding the disposal and sale of facilities scheduled for regular updating.

The breakdown of planned capital expenditures by business segment is as follows:

Name of segment by business type	Facilities	Planned investment (already decided) Year ending 31st March, 2007 (millions of yen)	Planned investment (already decided) Year ending 31st March, 2008 (millions of yen)	Major items and purpose
System Solution Services	Software	10,500	—	Development of internal use software for providing customer service and software for sale
	Hardware	11,000	—	Equipment for system development and equipment for providing maintenance and operation services for computer systems and networks
	Data center facilities	4,900	5,200	Acquisition of buildings etc. for new data center
Consulting and Knowledge Services	Software	4,400	—	Development of internal use software for providing knowledge solution services
	Hardware	1,100	—	Equipment for providing knowledge solution services
Company-wide (common use)	Software	100	—	Software purchase for use in internal systems
	Office facilities	4,000	200	Computers etc. and acquisition of property and facilities
Total		36,000	5,400	—

Notes: 1. Figures above do not include consumption tax and other items.
2. The planned capital expenditures will be provided by the Company's internal funds.

Company Status

1. Shares (As of 31st March, 2006)

(1) Treasury Stocks

Name of the owner	Location of the owner	Number of shares owned in the owner's name	Number of shares owned in someone else's name	Number of total shares owned	Ratio of the shares owned to the total outstanding shares (%)
Nomura Research Institute, Ltd.	1-6-5 Marunouchi, Chiyoda-ku, Tokyo	4,380,400	—	4,380,400	9.73
Total	—	4,380,400	—	4,380,400	9.73

(2) Stock Option Plan

The Company has adopted a stock option plan. The numbers of grantees indicated below are as of the end of May of corresponding year.

<1> Resolution at an ordinary general meeting of shareholders on 26th June, 2002

Date of resolution	26th June, 2002
Category and number of grantees	NRI directors and executive officers: 29 Directors of NRI subsidiaries in Japan: 7
Class of stock issued for subscription rights purposes	Common stock
Number of shares issued for subscription rights	80,500 (As of 31st May, 2006: 68,000 shares)
Amount payable when exercising subscription rights	17,913 yen per share
Period for exercising subscription rights	From 1st July, 2004 to 30th June, 2007
Conditions of execution of subscription rights	1. At the time of exercising subscription rights, the grantee must be a director, executive officer, or in an equivalent position at NRI or a domestic subsidiary. However, in cases recognized as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the grantee (or his or her heir in case of death) during a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 20,000 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the execution of subscription rights in contracts on allocation of such rights concluded with grantees.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.

<2> Resolution at an ordinary general meeting of shareholders on 24th June, 2003

Date of resolution	24th June, 2003
Category and number of grantees	NRI directors and executive officers: 17 Directors of NRI subsidiaries in Japan: 5
Class of stock issued for subscription rights purposes	Common stock
Number of shares issued for subscription rights	45,300 (As of 31st May, 2006: 39,500 shares)
Amount payable when exercising subscription rights	10,088 yen per share
Period for exercising subscription rights	From 1st July, 2005 to 30th June, 2008
Conditions of execution of subscription rights	1. At the time of exercising subscription rights, the grantee must be a director, executive officer, or in an equivalent position at NRI or a domestic subsidiary. However, in cases recognized as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the grantee (or his or her heir in case of death) during a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 11,100 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the execution of subscription rights in contracts on allocation of such rights concluded with grantees.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.

<3> Resolution at an ordinary general meeting of shareholders on 23rd June, 2004

Date of resolution	23rd June, 2004
Category and number of grantees	NRI directors, executive officers and employees (equivalent to directors): 33 Directors of NRI subsidiaries in Japan: 12
Class of stock issued for subscription rights purposes	Common stock
Number of shares issued for subscription rights	84,500 (As of 31st May, 2006: 81,500 shares)
Amount payable when exercising subscription rights	11,418 yen per share
Period for exercising subscription rights	From 1st July, 2006 to 30th June, 2009
Conditions of execution of subscription rights	1. At the time of exercising subscription rights, the grantee must be a director, executive officer, or in an equivalent position at NRI or a domestic subsidiary. However, in cases recognized as constituting sufficient cause such as death or expiration of term of office, the rights may be exercised by the grantee (or his or her heir in case of death) during a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 12,600 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the execution of subscription rights at its board of directors meeting.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.

<4> Resolution at an ordinary general meeting of shareholders on 23rd June, 2005

Date of resolution	23rd June, 2005
Category and number of grantees	NRI directors, executive officers and employees (equivalent to directors): 32 Directors of NRI subsidiaries in Japan: 12
Class of stock issued for subscription rights purposes	Common stock
Number of shares issued for subscription rights	81,500 (As of 31st May, 2006: 81,500 shares)
Amount payable when exercising subscription rights	11,594 yen per share
Period for exercising subscription rights	From 1st July, 2007 to 30th June, 2010
Conditions of execution of subscription rights	1. At the time of exercising subscription rights, the grantee must be a director, executive officer, or in an equivalent position at NRI or a domestic subsidiary. However, in cases recognized by the board of directors as constituting sufficient cause, such as death or expiration of term of office, the rights may be exercised by the grantee (or his or her heir in case of death) during a prescribed period of time. 2. The closing price for NRI common stock in ordinary transactions at the TSE must be at least 12,800 yen per share for five consecutive business days immediately preceding the day of application to exercise subscription rights. 3. In addition to the above, NRI may stipulate other conditions pertaining to the execution of subscription rights at its board of directors meeting.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.

<5> Resolution at an ordinary general meeting of shareholders on 23rd June, 2005

Date of resolution	23rd June, 2005
Category and number of grantees	NRI directors, executive officers and employees (equivalent to directors): 36 Directors of NRI subsidiaries in Japan: 12
Class of stock issued for subscription rights purposes	Common stock
Number of shares issued for subscription rights	19,100 (As of 31st May, 2006: 19,100 shares)
Amount payable when exercising subscription rights	1 yen per share
Period for exercising subscription rights	From 1st July, 2006 to 30th June, 2007
Conditions of execution of subscription rights	1. At the time of exercising subscription rights, the grantee must be a director, executive officer, or in an equivalent position at NRI or a domestic subsidiary. However, in cases recognized by the board of directors as constituting sufficient cause, such as death or expiration of term of office, the rights may be exercised by the grantee (or his or her heir in case of death) during a prescribed period of time. 2. In addition to the above, NRI may stipulate other conditions pertaining to the execution of subscription rights at its board of directors meeting.
Items related to transfer of subscription rights	Rights cannot be transferred, pledged, or otherwise furnished to a third party.

2. Dividend Policy

The Company considers the ongoing growth of our corporate value to be the most important return to its shareholders. Our basic policy for distribution of profits is to provide accurate and stable dividends while paying full consideration to the need for sufficient retained earnings for our long-term business development. Our actual decisions are based on the operating revenue and cash flow situation but we aim for a consolidated dividend payout ratio of 30 percent.

Retained earnings will be utilized as a source for business expansion, including facility investments for enhancing multi-user system, cultivating new businesses and improving the productivity of system development, and investments in facilities, R&D and human resource development for the purpose of quality improvement.

At the ordinary general meeting of shareholders held on 23rd June, 2006, an amendment was made to change the articles of incorporation in accordance with Article 459, Paragraph 1 of the Company Law, stipulating that payment of dividends from retained earnings may be made with a resolution of the board of directors.

Note: Date of resolution by the board of directors for interim cash dividends for fiscal 2005 was on 27th October, 2005.

Nomura Research Institute, Ltd.

Consolidated Financial Statements

At 31st March, 2005 and 2006 and
for the years ended 31st March, 2004, 2005 and 2006

Index to Consolidated Financial Statements

Page

Report of Independent Auditors 48

Consolidated Balance Sheets 49

Consolidated Statements of Income 51

Consolidated Statements of Changes in Shareholders' Equity 52

Consolidated Statements of Cash Flows 53

Notes to the Consolidated Financial Statements 54

Appendix (1)

Summary Of Certain Significant Differences between Japanese and U.S. Generally Accepted Accounting Principles........ 79

Appendix (2)

Subsidiaries and Affiliates........ 82

Appendix (3)

Major Shareholders........ 84

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors and Shareholders
Nomura Research Institute, Ltd.

We have audited the accompanying consolidated balance sheets of Nomura Research Institute, Ltd. and its consolidated subsidiaries as of 31st March, 2005 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended 31st March, 2006, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Research Institute, Ltd. and its consolidated subsidiaries at 31st March, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended 31st March, 2006 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended 31st March, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Ernst & Young ShinNihon

23rd June, 2006

Nomura Research Institute, Ltd.

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars (Note 2)
	31st March,		31st March,
	2005	2006	2006
Assets			
Current assets:			
Cash and bank deposits *(Note 14)*	¥ 18,524	¥ 26,005	$ 221,357
Short-term investment securities *(Notes 3 and 14)*	52,224	44,439	378,269
Accounts receivable and other receivables *(Notes 5 and 20)*	56,696	56,898	484,321
Inventories	758	1,237	10,529
Deferred income taxes *(Note 12)*	6,049	7,656	65,169
Other current assets	1,320	1,604	13,653
Allowance for doubtful accounts	(56)	(60)	(511)
Total current assets	135,515	137,779	1,172,787
Property and equipment *(Note 6)*:			
Land	9,257	11,282	96,033
Buildings, net	16,400	15,878	135,155
Machinery and equipment, net	11,638	12,805	108,998
Property and equipment, net	37,295	39,965	340,186
Software and other intangibles	22,418	20,421	173,825
Investment securities *(Notes 3 and 20)*	107,673	97,683	831,486
Investments in affiliates *(Note 3)*	2,158	3,822	32,533
Deferred income taxes *(Note 12)*	1,490	1,615	13,747
Other assets *(Notes 7 and 20)*	10,838	10,531	89,641
Allowance for doubtful accounts	(46)	(29)	(247)
Total assets	¥ 317,341	¥ 311,787	$ 2,653,958

	Millions of yen		Thousands of U.S. dollars (Note 2)
	31st March,		31st March,
	2005	2006	2006
Liabilities and shareholders' equity			
Current liabilities:			
Long-term debt due within one year *(Note 9)*	¥ 240	¥ 240	$ 2,043
Accounts payable	19,793	29,453	250,707
Accrued expenses *(Note 8)*	12,507	14,948	127,239
Income taxes payable	12,048	13,002	110,674
Other current liabilities	5,413	7,260	61,797
Total current liabilities	50,001	64,903	552,460
Long-term debt *(Note 9)*	840	–	–
Allowance for employees' retirement benefits *(Note 10)*	22,698	23,315	198,459
Deferred income taxes *(Note 12)*	11,162	14,268	121,451
Other long-term liabilities *(Notes 11 and 20)*	873	–	–
Commitments and contingent liabilities *(Note 21)*			
Shareholders' equity *(Notes 13 and15)*:			
Common stock			
Authorised – 150,000,000 shares at 31st March, 2005 and 2006, respectively			
Issued – 45,000,000 shares at 31st March, 2005 and 2006, respectively	18,600	18,600	158,325
Additional paid-in capital	14,800	14,800	125,979
Retained earnings	170,018	186,670	1,588,951
Unrealised gain on other securities *(Note 3)*	28,988	37,369	318,088
Translation adjustments	(633)	(5)	(43)
Treasury stock, at cost – 558 shares at 31st March, 2005 and 4,380,480 shares at 31st March, 2006	(6)	(48,133)	(409,712)
Total shareholders' equity	231,767	209,301	1,781,588
Total liabilities and shareholders' equity	¥ 317,341	¥ 311,787	$ 2,653,958

See accompanying notes to consolidated financial statements.

Nomura Research Institute, Ltd.

Consolidated Statements of Income

	Millions of yen			*Thousands of U.S. dollars (Note 2)*
	Year ended 31st March,			Year ended 31st March,
	2004	2005	2006	2006
Sales *(Note 20)*	¥ 238,068	¥ 252,963	¥ 285,585	$ 2,430,924
Cost of sales *(Note 20)*	178,097	190,732	213,707	1,819,092
Gross profit	59,971	62,231	71,878	611,832
Selling, general and administrative expenses *(Notes 17, 18 and 20)*	31,949	32,072	35,409	301,405
Operating profit	28,022	30,159	36,469	310,427
Other income (expenses):				
Interest and dividend income *(Note 20)*	875	702	1,150	9,789
Equity in earnings of affiliates	401	227	563	4,792
Tender offer expense of the treasury stock	–	–	(82)	(698)
Interest expense *(Note 9)*	(84)	(215)	(7)	(60)
Loss on property and equipment	(317)	(203)	(145)	(1,234)
Loss on real estate put option *(Note 19)*	(1,197)	–	–	–
Impairment loss on software *(Note 19)*	–	(6,526)	–	–
(Loss) gain on investment securities *(Notes 3, 19 and 20)*	1,176	3,882	(572)	(4,869)
Gain on investments in affiliates *(Note 19)*	3,977	–	–	–
Gain on liquidation of a special purpose company *(Note 19)*	–	209	–	–
Head office relocation cost *(Note 19)*	–	(981)	–	–
Other, net	74	107	159	1,354
	4,905	(2,798)	1,066	9,074
Income before income taxes	32,927	27,361	37,535	319,501
Provision for income taxes *(Note 12)*:				
Current	18,198	15,646	19,368	164,862
Deferred	(3,540)	(4,588)	(4,351)	(37,036)
	14,658	11,058	15,017	127,826
Net income *(Note 15)*	¥ 18,269	¥ 16,303	¥ 22,518	$ 191,675

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen						
	Common stock	Additional paid-in capital	Retained earnings	Unrealised gain on other securities	Translation adjustments	Treasury stock	Total shareholders' equity
Balance at 31st March, 2003	¥ 18,600	¥ 14,800	¥ 140,334	¥ 11,799	¥ (181)	¥ (2)	¥ 185,350
Purchase of treasury stock	–	–	–	–	–	(2)	(2)
Net income	–	–	18,269	–	–	–	18,269
Cash dividends paid	–	–	(900)	–	–	–	(900)
Bonuses to directors and statutory auditors	–	–	(283)	–	–	–	(283)
Unrealised gain on other securities	–	–	–	28,283	–	–	28,283
Decrease due to exclusion of affiliates accounted for by the equity method	–	–	(710)	–	–	–	(710)
Translation adjustments	–	–	–	–	(676)	–	(676)
Balance at 31st March, 2004	18,600	14,800	156,710	40,082	(857)	(4)	229,331
Purchase of treasury stock	–	–	–	–	–	(2)	(2)
Net income	–	–	16,303	–	–	–	16,303
Cash dividends paid	–	–	(2,700)	–	–	–	(2,700)
Bonuses to directors and statutory auditors	–	–	(295)	–	–	–	(295)
Unrealised gain on other securities	–	–	–	(11,094)	–	–	(11,094)
Translation adjustments	–	–	–	–	224	–	224
Balance at 31st March, 2005	18,600	14,800	170,018	28,988	(633)	(6)	231,767
Purchase of treasury stock	–	–	–	–	–	(48,528)	(48,528)
Disposal of treasury stock	–	–	–	–	–	401	401
Net income	–	–	22,518	–	–	–	22,518
Cash dividends paid	–	–	(5,845)	–	–	–	(5,845)
Loss on disposal of treasury	–	–	(21)	–	–	–	(21)
Unrealised gain on other securities	–	–	–	8,381	–	–	8,381
Translation adjustments	–	–	–	–	628	–	628
Balance at 31st March, 2006	¥ 18,600	¥ 14,800	¥ 186,670	¥ 37,369	¥ (5)	¥ (48,133)	¥ 209,301

	Thousands of U.S. dollars (Note 2)						
	Common stock	Additional paid-in capital	Retained earnings	Unrealised gain on other securities	Translation adjustments	Treasury stock	Total shareholders' equity
Balance at 31st March, 2005	$ 158,325	$ 125,979	$ 1,447,208	$ 246,748	$ (5,388)	$ (51)	$ 1,972,821
Purchase of treasury stock	–	–	–	–	–	(413,075)	(413,075)
Disposal of treasury stock	–	–	–	–	–	3,414	3,414
Net income	–	–	191,675	–	–	–	191,675
Cash dividends paid	–	–	(49,753)	–	–	–	(49,753)
Loss on disposal of treasury	–	–	(179)	–	–	–	(179)
Unrealised gain on other securities	–	–	–	71,340	–	–	71,340
Translation adjustments	–	–	–	–	5,345	–	5,345
Balance at 31st March, 2006	$ 158,325	$ 125,979	$ 1,588,951	$ 318,088	$ (43)	$ (409,712)	$ 1,781,588

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Millions of yen			*Thousands of U.S. dollars (Note 2)*
	Year ended 31st March,			Year ended 31st March,
	2004	2005	2006	2006
Cash flows from operating activities				
Income before income taxes	¥ 32,927	¥ 27,361	¥ 37,535	$ 319,501
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization	17,750	18,403	16,574	141,079
Interest and dividend income	(875)	(702)	(1,150)	(9,789)
Interest expense	84	215	7	60
Loss on property and equipment	317	203	145	1,234
Loss on real estate put option	1,197	–	–	–
Impairment loss on software	–	6,526	–	–
Loss (gain) on investment securities	(1,176)	(3,882)	572	4,869
Gain on investments in affiliates	(3,977)	–	–	–
Gain on liquidation of a special purpose company	–	(209)	–	–
Changes in operating assets and liabilities:				
Accounts receivable and other receivables, net of advance payments received	(8,866)	(4,880)	894	7,610
Allowance for doubtful accounts	7	18	(13)	(111)
Accounts payable	(1,158)	(364)	9,617	81,861
Inventories	154	(658)	(479)	(4,077)
Allowance for employees' retirement benefits and welfare pension plan	348	73	617	5,252
Other	2,428	1,608	1,747	14,871
Subtotal	39,160	43,712	66,066	562,360
Interest and dividends received	859	742	1,188	10,112
Interest paid	(85)	(215)	(7)	(60)
Income taxes paid	(10,621)	(16,669)	(18,371)	(156,375)
Net cash provided by operating activities	29,313	27,570	48,876	416,037
Cash flows from investing activities				
Payments for time deposits	–	(6,148)	(6,778)	(57,695)
Proceeds from time deposits	–	–	6,523	55,524
Increase in short-term investment securities	–	(25,984)	(18,265)	(155,473)
Proceeds from sales and redemption of short-term investment securities	–	–	31,214	265,696
Acquisition of property and equipment	(12,651)	(8,052)	(9,800)	(83,418)
Proceeds from sales of property and equipment	138	837	473	4,026
Increase in liquidation of a special purpose company	–	213	–	–
Increase in software and other intangibles	(11,396)	(9,327)	(8,212)	(69,901)
Proceeds from sales of software and other intangibles	138	113	60	511
Increase in investment securities	(337)	(39,889)	(11,976)	(101,941)
Proceeds from sales and redemption of investment securities	1,521	6,131	34,590	294,433
Increase in investments in affiliates	–	–	(60)	(511)
Proceeds from sales of investments in affiliates	4,472	–	9	77
Acquisition of businesses	(280)	–	–	–
Other	(748)	124	76	647
Net cash (used in) provided by investing activities	(19,143)	(81,982)	17,854	151,975
Cash flows from financing activities				
Proceeds from long-term debt	–	1,200	–	–
Repayment of long-term debt	(608)	(2,430)	(840)	(7,150)
Proceeds from sales of treasury stock	–	–	380	3,235
Purchase of treasury stock	(2)	(2)	(48,528)	(413,075)
Cash dividends paid	(899)	(2,696)	(5,841)	(49,719)
Net cash used in financing activities	(1,509)	(3,928)	(54,829)	(466,709)
Effect of exchange rate changes on cash and cash equivalents	(609)	206	174	1,480
Net increase (decrease) in cash and cash equivalents	8,052	(58,134)	12,075	102,783
Cash and cash equivalents at beginning of year	88,760	96,812	38,678	329,231
Cash and cash equivalents at end of year	¥ 96,812	¥ 38,678	¥ 50,753	$ 432,014

See accompanying notes to consolidated financial statements.

1. Significant Accounting Policies

Description of Business

Nomura Research Institute, Ltd. (the "Company") is a leading provider in Japan of system solutions services and consulting/knowledge services. System solutions services include the development, installation, operation and management of computer systems and networks. In conjunction with these services, the Company also procures systems equipment and related products for its clients' systems. Consulting/knowledge services include research on macroeconomic trends, management consulting advice, asset management analyses and information services. Information on the Company's operations by segment is included in Note 23.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made to present the accompanying consolidated financial statements in a format which is familiar to readers outside Japan.

Basis of Consolidation

The accompanying consolidated financial statements for the years ended 31st March, 2004, 2005 and 2006 include the accounts of the Company and significant companies which are controlled directly or indirectly by the Company. All subsidiaries, (eighteen, nineteen and nineteen for the years ended 31st March, 2004, 2005 and 2006, respectively) have been consolidated. The major consolidated subsidiary is NRI Data Service, Ltd. Effective for the year ended 31st March, 2005, NRI Garden Network, Ltd., had been initially consolidated.

All significant intercompany balances and transactions have been eliminated in consolidation.

The Company's investments in affiliated companies over which it has the ability to exercise significant influence are accounted for by the equity method and accordingly, the Company's share of those affiliates' income is included in consolidated income.

Investments in two affiliated companies are accounted for by the equity method, of which Nomura Fund Research And Technologies Co., Ltd. is a major affiliated company. NIWS Co. HQ Ltd. had been an affiliate accounted for by the equity method, but was excluded from the scope of the equity method due to sales of the investment on the occasion of its offering of stock sales during the year ended 31st March, 2004. Prior to such sales, the net income of the investee had been accounted for by the equity method.

Cash Equivalents

Cash equivalents, as presented in the statements of cash flows, are defined as low-risk, highly liquid, short-term investments (maturing within three months from the acquisition date) which are readily convertible to cash.

Investment Securities

The Company holds investment securities in its major shareholders, The Nomura Holdings, Inc. The Nomura Holdings, Inc. is included in "Investments in affiliates."
The Company and its consolidated subsidiaries determine the appropriate classification of investment securities as either trading, held-to-maturity or other securities based on their holding objectives. Other securities include marketable securities and non-marketable securities.

Securities held for trading purposes are stated at market value and the cost of securities sold is determined by the moving average method.

Debt securities held-to-maturity are carried at amortised cost.

Marketable securities classified as other securities are stated at market value as of the balance sheet date and the cost of securities sold is determined by the moving average method. Unrealised gain or loss on marketable securities classified as other securities is included as a component of shareholders' equity, net of the applicable taxes. If the fair value of the marketable securities classified as other securities has declined significantly, such securities are written down to fair value thus establishing a new cost basis, and the amount of each write-down is charged to income as an impairment loss, unless the fair value is deemed to be recoverable. The Company has established a policy for the recognition of an impairment loss under the following conditions:

i) All securities whose fair value has declined by more than 50%;

ii) Securities whose fair value has declined by more than 30% but less than 50% and for which a recovery to fair value is not deemed probable.

Non-marketable securities classified as other securities are stated at cost and the cost of securities sold has been determined by the moving average method.

Derivative Financial Instruments

Derivative financial instruments are generally required to be stated at fair value. Interest rate swaps meet the criteria for special hedge accounting, under which interest on the swap agreements is accrued as incurred. Hedge accounting has been used, although no evaluation of the effectiveness of the interest rate swaps which meet the above conditions has been undertaken, as is permitted by the accounting standard for financial instruments.

Inventories

Inventories are stated at cost determined based on the identified cost method.

Depreciation of Property and Equipment

Property and equipment is stated at cost. Depreciation is calculated principally by the *declining-balance* method over the useful lives of the related assets. The Company and its domestic consolidated subsidiaries have individually estimated the useful lives of a portion of their machinery and equipment by determining when the machinery and equipment can be judged to be significantly obsolete because of advancements in technology. Buildings (excluding structures attached to the buildings) acquired on or after 1st April, 1998 by the Company and its domestic consolidated subsidiaries have been depreciated by the straight-line method over the useful lives.

Amortisation of Software and Other Intangibles

Development costs of computer software to be sold are amortised based on the estimated volume of sales or the estimated sales revenue, with the minimum amortisation amount calculated based on a useful life of three years. Software intended for use by the Company for the purpose of rendering customer services is being amortised over a useful life of up to five years.

Intangible assets other than computer software to be sold and software intended for internal use are amortised by the straight-line method over their estimated useful lives.

Allowance for Doubtful Accounts

The allowance for doubtful accounts has been provided based on the Company's and its consolidated subsidiaries' historical experience with respect to write-offs and an estimate of the amount of specific uncollectible accounts.

Goodwill

Goodwill is expensed at the time of the related acquisition.

Retirement and Severance Benefits for Employees

The allowance for employees' retirement benefits has been provided on an accrual basis as of the balance sheet date based on an estimate of the projected benefit obligation and the employees' pension plan assets. The retirement benefit obligation at transition was expensed upon transition. Actuarial gain or loss is amortised over a defined period, not exceeding the average remaining period of employment (15 years), by the straight-line method and recognises as a pension cost.

Bonuses to Directors and Statutory Auditors

In prior years, bonuses to directors and statutory auditors had been accounted for as a decrease in retained earnings by its appropriation. However, commencing from the year ended 31st March, 2005, the Company and its consolidated subsidiaries have adopted Practical Solution Report No. 13, "Tentative Treatments of Accounting for Director's Bonuses" which were issued by the Accounting Standards Board of Japan and the bonuses are accounted for as expenses and are charged to income in the year to which the bonus relates. As a result, selling, general and administrative expenses for the year ended 31st March, 2005, increased by ¥256 million and operating profit and income before income taxes decreased by the same amount.

From the year ended 31st March, 2006, the Company has not accrued bonuses to directors and statutory auditors in accordance with the revision of the incentive program.

Accrual for Retirement Benefits for Directors and Statutory Auditors

In the prior year the Company and its domestic consolidated subsidiaries provide an accrual for retirement benefits for directors and statutory auditors at the amount which would have been to be paid in accordance with the Company's or its domestic consolidated subsidiaries' internal regulations if all directors and statutory auditors resigned as of the balance sheet date.

From the year ended 31st March, 2006, the Company has not provided accruals for retirement benefits for directors and statutory auditors in accordance with abolishment of retirement benefit program.

Leases

Where financing leases do not transfer ownership of the leased property to the lessee, the leased property is not capitalised and the related rental and lease expenses are charged to income as incurred.

1. Significant Accounting Policies (continued)

Revenue Recognition

In principle, revenue arising from research, consulting projects and system development projects is recognised based on the percentage-of-completion method and revenue from other projects is recognised when these services have been rendered.

Research and Development Expenses

Research and development expenses are charged to selling, general and administrative expenses as incurred.

Appropriation of Retained Earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial period is made by resolution of the shareholders at a general meeting held subsequent to the close of the financial year, and the interim cash dividend is made by resolution of the board of directors. The appropriation of retained earnings and the interim cash dividend are reflected to the financial statements in the period in which those resolutions are made by the respective organization.

New Accounting Standard

From the year ended 31st March, 2006, the Company adopted the new accounting standard for impairment of fixed asset, "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council and the Financial Accounting Standard Implementation Guidance No.6, "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets". The adoptions of these standards do not have a material effect on the Company's consolidated results of operations and financial position.

2. U.S. Dollar Amounts

The Company maintains its books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into dollars at ¥117.48 = US$1.00, the rate of exchange prevailing on 31st March, 2006. The U.S. dollar amounts are included solely for the convenience of the reader and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could be readily converted, realised or settled in U.S. dollars at the above or any other rate.

3. Investments

The Company does not hold any trading securities or held-to-maturity securities with market value at 31st March, 2005 and 2006.

The following is a summary of market value information regarding other securities included in short-term investment securities, investment securities and investments in affiliates at 31st March, 2005 and 2006:

a) Marketable securities classified as other securities

	Millions of yen					
	Acquisition cost		Carrying amount		Unrealised gain (loss)	
	31st March,		31st March,		31st March,	
	2005	2006	2005	2006	2005	2006
Equity securities	¥ 3,770	¥ 14,137	¥ 52,709	¥ 77,086	¥ 48,939	¥ 62,949
Debt securities:						
Government debt securities	28,062	–	28,111	–	49	–
Corporate debt securities	19,867	12,207	19,778	12,191	(89)	(16)
Other	10,856	1,712	10,858	1,711	2	(1)
	58,785	13,919	58,747	13,902	(38)	(17)
Other	4,627	2,995	4,527	2,978	(100)	(17)
Total	¥ 67,182	¥ 31,051	¥ 115,983	¥ 93,966	¥ 48,801	¥ 62,915

	Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Unrealised gain (loss)
	31st March, 2006		
Equity securities	$ 120,335	$ 656,163	$ 535,828
Debt securities:			
Government debt securities	–	–	–
Corporate debt securities	103,907	103,771	(136)
Other	14,573	14,564	(9)
	118,480	118,335	(145)
Other	25,494	25,349	(145)
Total	$ 264,309	$ 799,847	$ 535,538

Investment partnerships, which are evaluated at market value derived from its components, were included in other.

Proceeds from sales of marketable securities classified as other securities during the year ended 31st March, 2004, 2005 and 2006 were as follows:

	Millions of yen			*Thousands of U.S. dollars*
	2004	2005	2006	2006
Proceeds	¥ 1,521	¥ 6,032	¥ 40,013	$ 340,594
Gross gain	1,217	5,524	724	6,163
Gross loss	–	(86)	(98)	(834)

There were no losses on devaluation of the marketable securities classified as other securities as a result of a permanent decline for the years ended 31st March, 2004, 2005 and 2006.

3. Investments (continued)

a) Marketable securities classified as other securities (continued)

b) Non-marketable securities classified as other securities

	Millions of yen		*Thousands of U.S. dollars*
	31st March,		31st March,
	2005	2006	2006
Other securities:			
Equity securities	¥ 16,964	¥ 15,256	$ 129,860
Money management funds	4,552	6,553	55,780
Free financial funds	12,000	15,000	127,681
Commercial paper	11,898	13,973	118,939

Investments in affiliates which are included in equity *securities include* investments in net assets of affiliate companies accounted for under the equity method totaling ¥658 million and ¥1,196 million ($10,181 thousand) at 31st March, 2005 and 2006, respectively.

c) Maturities of debt securities

Maturities of debt securities classified as other securities at 31st March, 2005 and 2006 are as follows:

	Millions of yen			
	31st March, 2005			
	Debt securities			
	Government debt securities	Corporate debt securities	Other	Other
Due within one year	¥ 8,000	¥ 12,300	¥ 22,690	¥ 2,430
Due after one year through five years	20,000	7,500	–	–
Due after five years	–	–	–	–
	¥ 28,000	¥ 19,800	¥ 22,690	¥ 2,430

	Millions of yen			
	31st March, 2006			
	Debt securities			
	Government debt securities	Corporate debt securities	Other	Other
Due within one year	¥ –	¥ 12,200	¥ 15,685	¥ 1,000
Due after one year through five years	–	–	–	–
Due after five years	–	–	–	–
	¥ –	¥ 12,200	¥ 15,685	¥ 1,000

3. Investments (continued)

c) Maturities of debt securities (continued)

	Thousands of U.S. dollars			
	31st March, 2006			
	Debt securities			
	Government debt securities	Corporate debt securities	Other	Other
Due within one year	$ –	$ 103,847	$ 133,512	$ 8,512
Due after one year through five years	–	–	–	–
Due after five years	–	–	–	–
	$ –	$ 103,847	$ 133,512	$ 8,512

4. Derivatives

The Company and certain of its consolidated subsidiaries enter into interest rate swap agreements in order to manage certain risks arising from adverse fluctuations in the interest rates on their bank loans. Those interest rate swaps are used to hedge especially significant risks from fluctuations in the interest rates, and no derivative transactions for trading purposes are permitted under the Company's internal regulations. Although the Company and certain of its subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimised by selecting counterparties with high credit ratings. Transactions are centrally controlled at the Company, and internal approval is necessary for entering into derivative transactions in accordance with internal approval policies.

All derivatives held by a consolidated subsidiary at 31st March, 2004 were for hedging purposes. There were no derivative instruments at 31st March, 2005 and 2006. Because all derivatives were cancelled at 31st March, 2005, the related information on their respective market value has not been presented.

5. Accounts Receivable and Other Receivables

For projects which have not been completed as of the balance sheet date, the percentage-of-completion method is applied and the estimated revenue to be earned from each project has been included in accounts receivable and other receivables in amounts of ¥16,301 million and ¥12,271 million ($104,452 thousand) at 31st March, 2005 and 2006, respectively.

6. Property and Equipment

Property and equipment are summarised as follows:

	Years	*Millions of yen*		*Thousands of U.S. dollars*
	Useful life	31st March, 2005	31st March, 2006	31st March, 2006
Land		¥ 9,257	¥ 11,282	$ 96,033
Buildings	15 – 50	38,143	38,972	331,733
Machinery and equipment	3 – 15	41,863	41,256	351,176
Accumulated depreciation		(51,968)	(51,545)	(438,756)
Property and equipment, net		¥ 37,295	¥ 39,965	$ 340,186

7. Other Assets

Other assets consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
	31st March, 2005	31st March, 2006	31st March, 2006
Lease deposits	¥ 9,356	¥ 9,112	$ 77,562
Other	1,482	1,419	12,079
Other assets	¥ 10,838	¥ 10,531	$ 89,641

Other includes golf club memberships.

8. Accrued Expenses

Accrued expenses included bonuses to directors and statutory auditors in the amount of ¥256 million at 31st March, 2005. There is no such transaction for the year ended 31st March, 2006.

9. Long-Term Debt

At 31st March, 2005 and 2006, no short-term bank borrowings were outstanding.

Long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	31st March,		31st March,
	2005	2006	2006
Loans principally from banks	¥ 1,080	¥ 240	$ 2,043
Less current portion	240	240	2,043
Long-term debt	¥ 840	¥ –	$ –

The weighted average interest rates on long-term debt due within one year were 0.7% at 31st March, 2005 and 0.7% at 31st March, 2006 and the weighted average interest rates on the non-current portion of long-term debt were 0.7% at 31st March, 2005.

10. Retirement and Severance Benefits

Employees of the Company and its domestic consolidated subsidiaries who terminate their employment are entitled, under most circumstances, to lump-sum payments and/or annuity payments, determined by reference to their current basic rate of pay, length of service and the conditions under which the termination occurs.

The Company and certain of its consolidated subsidiaries also adopted defined contribution pension plan.

The Company established an employee retirement benefit trust as of 28th March, 2003 by contributing certain marketable securities.

The following table sets forth the funded and accrued status of the retirement and severance benefit plans, and the amounts recognised in the consolidated balance sheets at 31st March, 2005 and 2006 for the Company's and its consolidated subsidiaries' defined benefit plans:

	Millions of yen		Thousands of U.S. dollars
	31st March,		31st March,
	2005	2006	2006
Retirement benefit obligation	¥ (62,096)	¥ (65,274)	$ (555,618)
Plan assets at fair value	42,900	54,536	464,215
Unfunded retirement benefit obligation	(19,196)	(10,738)	(91,403)
Unrecognised actuarial gain	(3,502)	(12,577)	(107,056)
Unfunded retirement benefit obligation recognised on the balance sheets	¥ (22,698)	¥ (23,315)	$ (198,459)

10. Retirement and Severance Benefits (continued)

Plan assets at fair value include the employee retirement benefit trust of ¥10,129 million and ¥11,949 million ($101,711 thousand) at 31st March, 2005 and 2006, respectively.

The components of retirement benefit expenses for the years ended 31st March, 2004, 2005 and 2006 are outlined as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2004	2005	2006	2006
Service cost	¥ 3,671	¥ 4,092	¥ 4,122	$ 35,087
Interest cost	1,043	1,027	1,090	9,278
Expected return on plan assets	(335)	(429)	(492)	(4,188)
Actuarial loss	–	(538)	(269)	(2,290)
Subtotal	4,379	4,152	4,451	37,887
Other	284	288	297	2,528
Total	¥ 4,663	¥ 4,440	¥ 4,748	$ 40,415

Contributions to the defined contribution pension plan are included in other presented above.

The assumptions used in accounting for the above plans are summarised as follows:

	31st March,		
	2004	2005	2006
Discount rate at the end of the year	1.8%	1.8%	1.9%
Expected rate of return on plan assets	1.5%	1.5%	1.5%

11. Other Long-Term Liabilities

Other long-term liabilities included an accrual for retirement benefits for directors and statutory auditors in the amount of ¥873 million at 31st March, 2005. There is no such transaction for the year ended 31st March, 2006.

12. Income Taxes

The significant components of deferred income tax assets and liabilities were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	31st March,		31st March,
	2005	2006	2006
Deferred income tax assets:			
Employees' retirement benefits	¥ 9,011	¥ 11,616	$ 98,876
Depreciation	5,641	4,798	40,841
Accrued bonuses	3,217	3,805	32,388
Other	4,045	5,033	42,842
	21,914	25,252	214,947
Deferred income tax liabilities:			
Unrealised gain on other securities	(19,813)	(25,542)	(217,416)
Special tax-purpose reserve	(5,662)	(4,617)	(39,300)
Other	(62)	(90)	(766)
	(25,537)	(30,249)	(257,482)
Deferred income tax liabilities, net	¥ (3,623)	¥ (4,997)	$ (42,535)

Income taxes applicable to the Company and its consolidated subsidiaries consist of corporation, inhabitants' and enterprise taxes which, in the aggregate, resulted in a statutory tax rate of approximately 42.0 per cent for the year ended 31st March, 2004. Due to amendments to the Japanese tax regulations, the statutory income tax rate has been reduced to approximately 40.6 per cent from the year ended 31st March 2005.

The effective tax rates reflected in the accompanying consolidated statements of income differ from the statutory tax rate primarily due to the effect of permanent nondeductible expenses, however, such differences were not material for the year ended 31st March, 2005 and 2006.

Following is the significant components of reconciling items, for the year ended 31st March, 2004, of the statutory income tax rate to the effective income tax rate after deferred tax effect, which is required when there is a significant difference between those rates.

	31st March, 2004
Statutory income tax rate	42.0%
Reconciliation:	
Items permanently non-taxable such as dividend received	△0.5
Items permanently non-deductible such as entertainment expenses	0.8
Special tax deduction	△1.8
Consolidation adjustments such as equity in earnings of affiliates	0.8
Loss on real estate put option	1.5
Other	1.8
Effective income tax rate after deferred tax effect	44.5%

12. Income Taxes (continued)

Due to the introduction of Taxation of Corporation by the Size of their Businesses, the enterprise tax amount levied by corporate size-based aspect taxation is accounted for as selling, general and administrative expenses from the year ended 31st March, 2005 in accordance with Practical Solution Report No. 12, "Presentation for Corporate Size-Based Aspect of Corporate Income Tax on Income Statement" which were issued by the Accounting Standards Board of Japan. As a result, selling, general and administrative expenses for the year ended 31st March, 2005 increased by ¥515 million and operating profit and income before income taxes decreased by the same amount.

13. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings should be appropriated to the legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of the common stock account. The Code also stipulates that, to the extent that the sum of additional paid-in capital account and the legal reserve exceed 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders. In accordance with the Code, the Company has provided a legal reserve which is included in retained earnings. This reserve amounted to ¥570 million ($4,852 thousand) as of both 31st March, 2005 and 2006.

Unrealised gain on other securities is not available for dividends.

14. Cash and Cash Equivalents

A reconciliation between cash and bank deposits in the consolidated balance sheets at 31st March, 2005 and 2006 and cash and cash equivalents in the corresponding statements of cash flows is as follows:

	Millions of yen		*Thousands of U.S. dollars*
	31st March,		31st March,
	2005	2006	2006
Cash and bank deposits	¥ 18,524	¥ 26,005	$ 221,357
Short-term investments maturing within three months from the acquisition dates	52,224	44,439	378,269
Time deposits with maturities of more than three months when deposited	(6,148)	(6,778)	(57,695)
Bond and other investments maturing in more than three months from the acquisition date	(25,922)	(12,913)	(109,917)
Cash and cash equivalents	¥ 38,678	¥ 50,753	$ 432,014

14. Cash and Cash Equivalents (continued)

There were no significant non-cash transactions for the years ended 31st March, 2004, 2005 and 2006.

Components of net cash used for acquisition of businesses for the year ended 31st March 2004 are as follows:

	Millions of yen
	31st March, 2004
Net cash used for acquisition of businesses:	
Tangible fixed assets acquired	¥ 12
Intangible assets acquired	268
Cash used for acquisition	¥ 280

There were no such transactions for the years ended 31st March, 2005 and 2006.

15. Per Share Data

The per share data are summarised as follows:

	Yen		
	31st March,		
	2004	2005	2006
Earnings per share	¥ 399.44	¥ 362.30	¥ 519.72
Diluted earnings per share	¥ 399.42	¥ 362.29	¥ 519.31

	Yen	
	31st March,	
	2005	2006
Shareholders' equity per share	¥ 5,150.44	¥ 5,152.73

	U.S. dollars
	31st March, 2006
Earnings per share	$ 4.42
Diluted earnings per share	$ 4.42
Shareholders' equity per share	$ 43.86

The computation of earnings and shareholders' equity per share is based on the weighted average number of shares of common stock outstanding during each year and the number of shares outstanding at each balance sheet date, respectively.

15. Per Share Data (continued)

The computation of earnings per share and diluted earnings per share for the years ended 31st March, 2004, 2005 and 2006 is as follows:

	Millions of Yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2004	2005	2006	2006
Numerator:				
Earnings	¥ 18,269	¥ 16,303	¥ 22,518	$ 191,675
Earnings not available to common stockholders:				
Bonus to directors and statutory auditors	(295)	(–)	(–)	(–)
Earnings available to common stockholders	¥ 17,974	¥ 16,303	¥ 22,518	$ 191,675
Denominator (weighted average shares):				
Denominator for earnings per share	44,999,873	44,999,553	43,327,189	43,327,189
Potential dilutive common shares-stock options	2,018	1,457	34,124	34,124
Denominator for diluted earnings per share	45,001,891	45,001,010	43,361,313	43,361,313

The following potential common shares have an antidilutive effect, and thus are not included in the diluted earnings per share calculation for the year ended 31st March, 2004, 2005 and 2006:

	Yen			*U.S. dollars*
	31st March,			31st March,
	2004	2005	2006	2006
a) Subscription rights of 805 units issued on 27th June, 2002				
Number of shares reserved for the purpose of new share issuance against exercise of the subscription rights (shares)	80,500	80,500	68,000	68,000
Exercise price per share	¥ 17,913	¥ 17,913	¥ 17,913	$ 152.48
Average stock price for the period that subscription rights are outstanding	¥ 10,488.54	¥ 10,268.33	¥ 12,108.25	$ 103.07
b) Subscription rights of 845 units issued on 24th June, 2004				
Number of shares reserved for the purpose of new share issuance against exercise of the subscription rights (shares)	–	84,500	–	–
Exercise price per share	–	¥ 11,418	–	–
Average stock price for the period that subscription rights are outstanding	–	¥ 9,924.71	–	–

16. Leases

1) Lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of 31st March, 2005 and 2006, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

	Millions of yen					
	Acquisition costs		Accumulated depreciation		Net book value	
	31st March,		31st March,		31st March,	
	2005	2006	2005	2006	2005	2006
Machinery and equipment	¥ 9,957	¥ 6,001	¥ 6,446	¥ 3,672	¥ 3,511	¥ 2,329
Software	898	157	744	103	154	54
Total	¥ 10,855	¥ 6,158	¥ 7,190	¥ 3,775	¥ 3,665	¥ 2,383

	Thousands of U.S. dollars		
	Acquisition costs	Accumulated depreciation	Net book value
	31st March, 2006		
Machinery and equipment	$ 51,081	$ 31,256	$ 19,825
Software	1,336	877	459
Total	$ 52,417	$ 32,133	$ 20,284

Lease payments, depreciation and interest expense for these finance leases for the years ended 31st March, 2004, 2005 and 2006 are summarised as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March,
	2004	2005	2006	2006
Lease payments	¥ 3,391	¥ 2,659	¥ 1,903	$ 16,199
Depreciation	3,246	2,554	1,827	15,552
Interest expense	115	77	49	417

Future minimum lease payments for finance leases accounted for as operating leases and noncancelable operating leases as of 31st March, 2005 and 2006 are summarised as follows:

	Millions of yen				*Thousands of U.S. dollars*	
	Finance leases		Operating leases		Finance leases	Operating leases
	31st March,		31st March,		31st March, 2006	
	2005	2006	2005	2006		
Future minimum lease payments due:						
Within one year	¥ 2,212	¥ 1,610	¥ 123	¥ 177	$ 13,704	$ 1,507
Thereafter	2,798	2,297	414	369	19,552	3,141
Total	¥ 5,010	¥ 3,907	¥ 537	¥ 546	$ 33,256	$ 4,648

16. Leases (continued)

2) Lessor

There were no transactions for finance leases for the year ended 31st March, 2004, 2005 and 2006.

Future minimum lease income for subleases as finance leases and operating leases as of 31st March, 2005 and 2006 is summarised as follows:

	Millions of yen				*Thousands of U.S. dollars*	
	Subleases*		Operating leases		Subleases*	Operating leases
	31st March,		31st March,		31st March, 2006	
	2005	2006	2005	2006		
Future minimum lease income due:						
Within one year	¥ 915	¥ 946	¥ 116	¥ 142	$ 8,052	$ 1,209
Thereafter	1,763	2,077	294	145	17,680	1,234
Total	¥ 2,678	¥ 3,023	¥ 410	¥ 287	$ 25,732	$ 2,443

* The corresponding amounts of sublease income have been included in the lessees' future minimum lease payments.

17. Selling, General and Administrative Expenses

The details of selling, general and administrative expenses for the years ended 31st March, 2004, 2005 and 2006 are summarised as follows:

	Millions of yen			*Thousands of U.S. dollars*
	31st March,			31st March, 2006
	2004	2005	2006	
Personnel expenses	¥ 17,474	¥ 17,722	¥ 18,594	$ 158,274
Rent	3,505	3,370	3,259	27,741
Subcontractor costs	3,355	3,254	4,600	39,156
Other	7,615	7,726	8,956	76,234
Total	¥ 31,949	¥ 32,072	¥ 35,409	$ 301,405

18. Research and Development Costs

Research and development costs included in selling, general and administrative expenses for the years ended 31st March, 2004, 2005 and 2006 are summarised as follows:

Millions of yen			*Thousands of U.S. dollars*
31st March,			31st March, 2006
2004	2005	2006	
¥ 2,217	¥ 1,647	¥ 2,502	$ 21,297

19. Other Income (Expenses)

1) Loss on real estate put option

Loss on real estate put option for the year ended 31st March, 2004 was a loss incurred on real estate put option by execution of option holder on the securitised Osaka Data Center.

2) Impairment loss on software

Impairment loss on software for the year ended 31st March, 2005 was recognised as a result of the revaluation of software due to drastic changes of the clients' business environment.

3) (Loss) gain on investment securities

Gain on investment securities for the year ended 31st March, 2004 consisted of gain on investment securities of ¥1,217 million and loss on investment securities of ¥41 million. Gain on investment securities consisted principally of gain on the sale of shares of WORLD NICHIEI FRONTIER Securities Co., Ltd. (formerly WORLD NICHIEI Securities Co., Ltd.) Loss on investment securities consisted principally of loss on the devaluation of shares of POWEREDCOM, Inc. as a result of their decline in value which was deemed permanent.

Gain on investment securities for the year ended 31st March, 2005 consisted of gain on investment securities of ¥5,524 million and loss on investment securities of ¥1,642 million. Gain on investment securities consisted principally of gain on the sale of shares of NIWS Co. HQ Ltd. Loss on investment securities consisted principally of loss on the devaluation of shares of Saitama Development Co., Ltd. and Japan Investor Solutions & Technologies Co., Ltd. as a result of their decline in value which was deemed permanent.

Gain on investment securities for the year ended 31st March, 2006 consisted of gain on investment securities of ¥724 million ($6,163 thousand) and loss on investment securities of ¥1,296 million ($11,032 thousand). Gain on investment securities consisted principally of gain on the sale of shares of Monex Beans Holdings, Inc. Loss on investment securities consisted principally of loss on the devaluation of shares of IY Card Service Co., Ltd., BELL NET CORPORATION and 7dream.com. as a result of their decline in value which was deemed permanent and of loss on the sale of an investment of OmniTrust Security System, Inc.

4) Gain on investments in affiliates

Gain on investments in affiliates for the year ended 31st March, 2004 consisted of gain on sales of investments in affiliates of ¥3,784 million and gain from changes in equity of ¥193 million.

Gain on sales of investments in affiliates for the year ended 31st March, 2004 relates to the sale of shares of NIWS Co. HQ, Ltd.

19. Other Income (Expenses) (continued)

Gain from changes in equity for the year ended 31st March, 2004 relates to the changes in equity of NIWS Co. HQ Ltd. due to its sales of treasury stock.

There were no such transaction for the year ended 31st March, 2005 and 2006.

5) Gain on liquidation of a special purpose company

Gain on liquidation of a special purpose company for the year ended 31st March, 2005 was a gain incurred on the liquidation of South Plaza Co., Ltd.

6) Head office relocation cost

Head office relocation cost for the year ended 31st March, 2005 arose from relocation of head office of the Company and certain of its consolidated subsidiaries.

20. Related Party Transactions

Related party transactions for the years ended 31st March, 2004, 2005 and 2006 and the respective balances at 31st March, 2005 and 2006 were as follows:

1) Transactions

Related party	Nature of transaction	*Millions of yen* 31st March, 2004	2005	2006	*Thousands of U.S. dollars* 31st March, 2006
a) Major shareholders					
Nomura Holdings, Inc.	Sales	¥ 43,892	¥ 36,284	¥ 42,380	$ 360,742
b) Major shareholders' subsidiaries					
Nomura Real Estate Development Co., Ltd.*	Rent	3,579	–	–	–
The Nomura Securities Co., Ltd.	Sales	–	16,495	28,337	241,207
	Sales of investment securities	–	5,605	–	–
	Gain on above sales	–	5,511	–	–
	Payment for tender offer expenses of the treasury stock	–	–	80	681
Nomura Facilities, Inc.	Purchase of the treasury stock	–	–	44,000	374,532

2) Balances

Related party	Nature of transaction	*Millions of yen* 31st March, 2005	2006	*Thousands of U.S. dollars* 31st March, 2006
a) Major shareholders				
Nomura Holdings, Inc.	Accounts receivable and other receivables	¥ 4,668	¥ 6,841	$ 58,231
b) Major shareholders' subsidiaries				
The Nomura Securities Co., Ltd.	Accounts receivable and other receivables	3,216	3,177	27,043

* Nomura Real Estate Development Co., Ltd was no longer a related party as of 31st March, 2005.

21. Contingent Liabilities

There were not material contingent liabilities at 31st March, 2005 and 2006.

22. Stock Option Plan

The Company issued subscription rights to purchase new shares in accordance with regulation under article 280-20 and 280-21 of the Commercial Code of Japan. Following is the status of the subscription rights at 31st March, 2006.

1) Stock option plan whose exercise price is determined based on marketable value of the Company's share

The terms of the subscription rights require that holders be a Director or an Officer of the Company or one of its domestic subsidiaries, or be in an equal position, at the time of exercise. An eligible person or inheritor can exercise a subscription right under certain other circumstances, such as death, expiration of term, etc. Transfer or pledge of the subscription right, or similar actions, are prohibited. The ordinary transaction closing prices on the Tokyo Stock Exchange for the last five consecutive days prior to the exercise date must be ¥20,000 or more per share, ¥11,100 or more per share and ¥12,600 or more per share for the subscription rights issued on 27th June, 2002, 12th August, 2003 and 24th June, 2004, respectively, to be exercised by the holder of the subscription rights. The ordinary transaction closing prices on the Tokyo Stock Exchange for the given five consecutive days in the exercise period must be ¥12,800 or more per share for the subscription rights issued on 1st July, 2005. Other terms and conditions are defined by the resolution of the board of directors. The following tables summarize information on stock options outstanding as of 31st March, 2006 and 31st May, 2006:

i) Subscription rights issued on 27th June, 2002

	31st March, 2006	31st May, 2006
Number of subscription rights outstanding	805	680
Number of shares reserved	80,500	68,000
Exercise price	¥ 17,913	¥ 17,913
Exercise period	1st July, 2004 to 30th June, 2007	1st July, 2004 to 30th June, 2007
Offering price of the new shares	¥ 17,913	¥ 17,913
Capital increase per share	¥ 8,957	¥ 8,957

125 rights and 12,500 shares, respectively, are included in "Number of subscription rights outstanding" and "Number of shares reserved" as of 31st March, 2006, which cannot be exercised because of holders' waivers of rights or retirements.

22. Stock Option Plan (continued)

ii) Subscription rights issued on 12th August, 2003

	31st March, 2006	31st May, 2006
Number of subscription rights outstanding	453	395
Number of shares reserved	45,300	39,500
Exercise price	¥ 10,088	¥ 10,088
Exercise period	1st July, 2005 to 30th June, 2008	1st July, 2005 to 30th June, 2008
Offering price of the new shares	¥ 10,088	¥ 10,088
Capital increase per share	¥ 5,044	¥ 5,044

30 rights and 3,000 shares, respectively, are included in "Number of subscription rights outstanding" and "Number of shares reserved" as of 31st March, 2006, which cannot be exercised because of holders' waivers of rights.

iii) Subscription rights issued on 24th June, 2004

	31st March, 2006	31st May, 2006
Number of subscription rights outstanding	845	815
Number of shares reserved	84,500	81,500
Exercise price	¥ 11,418	¥ 11,418
Exercise period	1st July, 2006 to 30th June, 2009	1st July, 2006 to 30th June, 2009
Offering price of the new shares	¥ 11,418	¥ 11,418
Capital increase per share	¥ 5,709	¥ 5,709

30 rights and 3,000 shares, respectively, are included in "Number of subscription rights outstanding" and "Number of shares reserved" as of 31st March, 2006, which cannot be exercised because of holders' waivers of rights.

iv) Subscription rights issued on 1st July, 2005

	31st March, 2006	31st May, 2006
Number of subscription rights outstanding	815	815
Number of shares reserved	81,500	81,500
Exercise price	¥ 11,594	¥ 11,594
Exercise period	1st July, 2007 to 30th June, 2010	1st July, 2007 to 30th June, 2010
Offering price of the new shares	¥ 11,594	¥ 11,594
Capital increase per share	¥ 5,797	¥ 5,797

2) Stock option plan whose exercise price is 1 yen per 1 share

Subscription rights to purchase 19,100 new shares of the Company's common stock were granted to the Company's directors, officers, employees who are equivalent to directors and officers, and the directors of its domestic subsidiaries on 1st July, 2005. The subscription rights are exercisable at the cost of 1 yen. These subscription rights are exercisable over one-year period from 1st July, 2006 to 30th June, 2007, provided that the holder as of the exercise date be a director or an officer or a statutory auditor of the Company or one of its domestic subsidiaries, or be in an equal position.

23. Segment Information

Business segment information is presented under two categories:

- the systems solution services business, which includes developing and managing computer systems, selling software packages and selling computer equipment and related products.

- the consulting/knowledge services business, which includes research services, management consulting services and support services relating to the asset management business.

The business segment information of the Company and its consolidated subsidiaries for the years ended 31st March, 2004, 2005 and 2006 is summarised as follows:

Business segments

	Millions of yen				
	Year ended 31st March, 2004				
	System solutions services	Consulting/ knowledge services	Total	Eliminations and corporate	Consolidated
I. Sales and operating profit					
Sales to external customers	¥ 195,045	¥ 43,023	¥ 238,068	¥ –	¥ 238,068
Intersegment sales or transfers	3,466	1,549	5,015	(5,015)	–
Total sales	198,511	44,572	243,083	(5,015)	238,068
Operating expenses	176,212	38,844	215,056	(5,010)	210,046
Operating profit	¥ 22,299	¥ 5,728	¥ 28,027	¥ (5)	¥ 28,022
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 122,076	¥ 27,286	¥ 149,362	¥ 177,438	¥ 326,800
Depreciation and amortisation	15,154	2,596	17,750	–	17,750
Capital expenditures	21,879	2,370	24,249	(4)	24,245

23. Segment Information (continued)

Business segments (continued)

	Millions of yen				
	Year ended 31st March, 2005				
	System solutions services	Consulting/ knowledge services	Total	Eliminations and corporate	Consolidated
I. Sales and operating profit					
Sales to external customers	¥ 213,230	¥ 39,733	¥ 252,963	¥ –	¥ 252,963
Intersegment sales or transfers	2,756	1,865	4,621	(4,621)	–
Total sales	215,986	41,598	257,584	(4,621)	252,963
Operating expenses	191,503	35,905	227,408	(4,604)	222,804
Operating profit	¥ 24,483	¥ 5,693	¥ 30,176	¥ (17)	¥ 30,159
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 124,868	¥ 22,819	¥ 147,687	¥ 169,654	¥ 317,341
Depreciation and amortisation	16,025	2,381	18,406	(3)	18,403
Capital expenditures	15,216	2,155	17,371	(20)	17,351

	Millions of yen				
	Year ended 31st March, 2006				
	System solutions services	Consulting/ knowledge services	Total	Eliminations and corporate	Consolidated
I. Sales and operating profit					
Sales to external customers	¥ 241,001	¥ 44,584	¥ 285,585	¥ –	¥ 285,585
Intersegment sales or transfers	3,467	2,525	5,992	(5,992)	–
Total sales	244,468	47,109	291,577	(5,992)	285,585
Operating expenses	213,136	41,951	255,087	(5,971)	249,116
Operating profit	¥ 31,332	¥ 5,158	¥ 36,490	¥ (21)	¥ 36,469
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	¥ 127,591	¥ 25,739	¥ 153,330	¥ 158,457	¥ 311,787
Depreciation and amortisation	13,999	2,597	16,596	(22)	16,574
Capital expenditures	15,498	2,891	18,389	(45)	18,344

Corporate assets included under "Eliminations and corporate" at 31st March, 2004, 2005 and 2006 amounted to ¥178,295 million, ¥170,480 million and ¥159,681 million ($1,359,219 thousand), respectively, and consisted principally of surplus funds and investment securities.

Business segments (continued)

	Thousands of U.S. dollars				
	Year ended 31st March, 2006				
	System solutions services	Consulting/ knowledge services	Total	Eliminations and corporate	Consoli- dated
I. Sales and operating profit					
Sales to external customers	$ 2,051,422	$ 379,502	$ 2,430,924	$ –	$ 2,430,924
Intersegment sales or transfers	29,511	21,493	51,004	(51,004)	–
Total sales	2,080,933	400,995	2,481,928	(51,004)	2,430,924
Operating expenses	1,814,232	357,091	2,171,323	(50,826)	2,120,497
Operating profit	$ 266,701	$ 43,904	$ 310,605	$ (178)	$ 310,427
II. Total assets, depreciation and amortisation and capital expenditures					
Total assets	$ 1,086,066	$ 219,092	$ 1,305,158	$ 1,348,800	$ 2,653,958
Depreciation and amortisation	119,161	22,106	141,267	(188)	141,079
Capital expenditures	131,920	24,609	156,529	(383)	156,146

In prior years, bonuses to directors and statutory auditors had been accounted for as a decrease in retained earnings by its appropriation. However, the Company and its domestic consolidated subsidiaries charged the bonuses to income in the year to which the bonus relates from the year ended 31st March, 2005. As a result, operating expenses of System solutions services segment and Consulting/knowledge services segment for the year ended 31st March, 2005 increased by ¥211 million and ¥45 million, respectively, and operating profit for those segments decreased by the same amount.

Due to the introduction of Taxation of Corporation by the Size of their Businesses, the enterprise tax amount levied by corporate size-based aspect taxation is accounted for as selling, general and administrative expenses from the year ended 31st March, 2005. As a result, operating expenses of System solutions services segment and Consulting/knowledge services segment for the year ended 31st March, 2005 increased by ¥388 million and ¥127 million, respectively, and operating profit for those segments decreased by the same amount.

Geographical segments

Because sales and assets in the domestic segment had constituted more than 90% of total segment sales and assets for the years ended 31st March, 2004, 2005 and 2006, geographical segment information has not been presented.

Overseas sales

Because overseas sales were less than 10% of consolidated sales for the years ended 31st March, 2004, 2005 and 2006, no disclosure of overseas sales has been made.

24. Subsequent Event

The following appropriations of retained earnings of the Company, which have not been reflected in the consolidated financial statements for the year ended 31st March, 2006, were approved at a meeting of the shareholders held on 23rd June, 2006:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends (¥ 90= $ 0.77 per share)	¥ 3,656	$ 31,120

SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements of the Company have been prepared in conformity with Japanese GAAP, which differs from U.S. GAAP in certain material respects. Such differences are discussed below and address only those differences related to the consolidated financial statements. In addition, no attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements.

The significant differences between Japanese GAAP and U.S. GAAP which would affect the determination of consolidated net income and shareholders' equity of the Company are set out below:

1. Leases Capitalized as Assets

Under Japanese GAAP, for finance leases where ownership is not deemed to be transferred from the lessor to the lessee, the lessee may choose not to capitalize lease expenses and may account for the lease in a manner similar to that applicable to operating leases. The Company's policy is to account for finance leases in a manner similar to operating leases.

U.S. GAAP requires that leases which transfer essentially all the risks and rewards of ownership of the leased assets from the lessor to the lessee to be capitalized.

2. Impairment of Long-Lived Assets

Japanese GAAP requires carrying tangible and intangible fixed assets at cost less depreciation, and requires review for impairment of such assets for financial statements issued for fiscal years beginning after 31st March, 2005 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of such an asset, an impairment loss is recognized.

U.S. GAAP requires review and recognition of impairment of long-lived assets and certain identifiable intangibles to be held and used on such a basis as described in Japanese GAAP above.

3. Transferors of Real Estate to Special Purpose Entities

In Japan, an accounting standard for transferors of real estate to special purpose entities was issued in July 2000. Retroactive application of this standard is not mandatory. This accounting standard is similar to the US GAAP of sales of real estate.

Prior to the adoption of this standard, the related accounting practices under Japanese GAAP were not clearly established. Therefore, under Japanese GAAP, real estate sales contracts were examined on a case-by-case basis in applying the full accrual method.

4. Compensated Absences

Under Japanese GAAP, there is no specific accounting standard for compensated absences and this liability is not generally recognized in Japan.

Under U.S. GAAP, an employer accrues the liability for employees' compensation for future absences if certain conditions are met.

5. Stock Option Plans

Under Japanese GAAP, generally, no liability and expense are recognized until the subscription rights are exercised. However, for stock options issued after May 1st 2006, compensation costs are evaluated based on the fair value of stock options and recognized in income statements.

Under U.S. GAAP, stock options are accounted for under the fair value method or the intrinsic value method. When the intrinsic value method is applied, pro forma disclosures as if the fair value method would have been applied, are required. From periods beginning after 15th December 2005, the fair value method is required under U.S. GAAP.

6. Interest Rate Swap

Under Japanese GAAP, as for interest rate swaps used for converting receipts or payments of interest on an asset or a liability, if principal terms of the interest rate swaps such as notional amount, index of interest rates, date and interval of interest payments, contract period are essentially the same as those of the hedged asset or liability, such interest rate swaps may not be measured at fair value, but the related interests may be adjusted to the interests on the hedged asset or liability on an accrual basis.

Under U.S. GAAP, interest rate swaps are measured at fair value in any case. If interest rate swaps meet the criteria for the fair value hedge accounting, the hedged items are also measured at fair value to match the income statement impact. If interest rate swaps meet the criteria for the cash flow hedge accounting, the valuation difference on the interest rate swaps is directly recognized as a component of equity.

7. Bonuses to Directors and Statutory Auditors

Under Japanese GAAP, it is allowed that bonuses to directors are accounted for as an appropriation of retained earnings and are recorded after approval by the shareholders, which the Company followed until the year ended March 31, 2004.

Under U.S. GAAP, such bonuses are accounted for as expenses and are charged to income in the year to which the bonus was earned.

8. Revenue Recognition

Under Japanese GAAP, recognition of software revenue is permitted by various methods including the percentage-of-completion method, the policy followed by the Company.

Under U.S. GAAP, software revenue is recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred and no future elements to be delivered are essential to the functionality of the delivered elements, the vendor's fee is fixed or determinable and collectibility is probable.

9. Guarantor's Accounting for Guarantees

Under Japanese GAAP, a guarantor does not recognize a liability for a guarantee in its statement of financial position unless it is probable that payments will be required under that guarantee.

Under U.S. GAAP, at the inception of a guarantee, the guarantor recognizes a liability in its statement of financial position for the fair value of all guarantees issued or modified after December 31st, 2002, even if it is not probable that payments will be required under that guarantee.

[Appendix (2)]

SUBSIDIARIES AND AFFILIATES

The Company conducts its business together with its subsidiaries and affiliates (being companies over which the Company holds significant influence with respect to its finances, operations or businesses).

At 31st March, 2006, the Company had 19 subsidiaries, all of which were consolidated subsidiaries.

At the same date, the Company had 2 affiliates, all of which were accounted for by the equity method in the Company's financial statements.

The following table sets forth information on the Company's direct and indirect subsidiaries and affiliates as of 31st March, 2006.

Name	Country	Main Business	Issued Capital	Equity held by the Company
			(thousands)	(%)
Subsidiaries				
NRI Data Services, Ltd.	Japan	Data center operation; on-site operation of information and telecommunications systems	¥ 1,000,000	100.0
NRI Network Communications, Ltd.	Japan	Software development and sales, mainly in the Kansai area	¥ 450,000	100.0
NRI Learning Network, Ltd.	Japan	Training related to information and telecommunications systems	¥ 300,000	100.0
NRI Garden Network, Ltd.	Japan	Software development for petroleum product sales industry	¥ 350,000	100.0
NRI SecureTechnologies, Ltd.	Japan	Network security services	¥ 450,000	100.0
NRI Cyber Patent, Ltd.	Japan	Provide patent and other intellectual property information to subscribers	¥ 300,000	100.0
NRI WEBrandia, Ltd.	Japan	Web Site development and management	¥ 200,000	100.0
NRI Shared Services, Ltd.	Japan	Office and real estate management	¥ 450,000	100.0
Insurance System & Technology, Ltd.	Japan	Software development for non-life insurance industry	¥ 495,000	100.0
NRI Data i Tech, Ltd.	Japan	Maintaining systems equipment of Nomura Holdings and its subsidiaries and affiliates	¥ 10,000	100.0
NRI Holding America Inc.	USA	U.S. holding company	U.S.$ 14,500	100.0
Nomura Research Institute America, Inc.	USA	Research and development and operation of information management systems in the U.S.	U.S.$ 12,000	100.0
NRI Pacific Inc.	USA	Research on developments in the U.S. information technology industry	U.S.$ 2,000	100.0
NRI Investment America, Inc.	USA	Investments in companies or venture capital funds in the information technology industry	U.S.$ 6,000	100.0

Name	Country	Main Business	Issued Capital (thousands)	by the Company (%)
Subsidiaries(continued)				
Nomura Research Institute Europe Limited	England	Research and development and operation of information management systems in Europe	£ 1,350	100.0
Nomura Research Institute Beijing Limited	China	Development and operation of information management systems in China	U.S.$ 3,000	100.0
Nomura Research Institute Shanghai Limited	China	Consulting in China	U.S.$ 2,550	100.0
Nomura Research Institute Hong Kong Limited	China	Research and development and operation of information management systems in Asia	HK$ 16,181	100.0
Nomura Research Institute (Singapore) Private Limited	Singapore	Research and development and operation of information management systems in Asia	Sing$ 1,400	100.0
Affiliates				
Nomura Funds Research and Technologies Co., Ltd.	Japan	Management of fund-of-funds, valuation of funds, pension consulting	¥ 400,000	49.0
Nippon Clearing Services Co., Ltd	Japan	Back-office services for mid-tier securities companies	¥ 300,000	40.0

*On April 1, 2006, NRI Data Services, Ltd. merged with the parent company, and thus no longer exist.

[Appendix (3)]

MAJOR SHAREHOLDERS

Shareholders	Number of Shares Owned (thousands)	Ratio of Voting Rights (%)
Nomura Asset Management Co., Ltd.	8,677	21.36
Nomura Facilities, Inc.	3,720	9.16
JAFCO Co., Ltd.	3,180	7.83
Nomura Holdings, Inc.	2,600	6.40
Japan Trustee Services Bank, Ltd. (Trust Account)	2,215	5.45
The Master Trust Bank of Japan, Ltd.(Trust Account)	1,906	4.69
NRI Group Employee Stock Ownership Association	1,070	2.64
TAKAGI SECURITIES CO., LTD.	550	1.35
The Goldman Sachs Group, Inc.	504	1.24
The Bank of New York Company, Inc	495	1.22

*NRI owns 4,380 thousand shares.

*Nomura Facilities, Inc. which was a principal shareholder at the end of the previous fiscal year, merged with Nomura Asset Properties Co., Ltd. at 1st April, 2005, and Nomura Asset Properties Co., Ltd., the surviving company, became a principal shareholder. Nomura Asset Properties Co., Ltd. changed its name to Nomura Facilities, Inc. at the same date.

Management (As of 23rd June, 2006)

Directors and Corporate Auditors



Hitoshi Okuda
Representative Director,
Corporate Executive
Vice President
Corporate Administration, R&D, Compliance, and Internal Control

Akihisa Fujinuma
President and
Representative Director,
CEO & COO

Takashi Narusawa
Representative Director,
Corporate Executive
Vice President
Marketing & Business Planning



Tadaaki Kawano
Director, Corporate Executive
Vice President
Personnel, Human-Resources Devolopment, Legal, Intellectual Property, Administration



Hisashi Imai
Director, Corporate Executive
Vice President
Financial Systems, System Management



Takao Shiino
Director, Corporate Senior
Vice President
Retail & Industrial Systems



Masahiro Muroi
Director, Corporate Senior Vice
President
Corporate Planning, Corporate Communications, Business Procedures Panning & Control, Center for Knowledge Exchange & Creation



Shigeru Hirota
Director, Corporate Senior Vice
President
Accounting, Finance, Internal Control



Ken Ohno
Director



Kunio Takeda
Director*1



Nobuya Minami
Director*1



Hironobu Goto
Corporate Auditor



Ryoichi Kobayashi
Corporate Auditor



Masato Tanaka
Corporate Auditor*2



Hiroshi Izumitani
Corporate Auditor*2



Sosuke Yasuda
Corporate Auditor*2

Notes: *1 Outside directors as prescribed in Article 2-15 of the Corporate Law.
*2 Outside corporate auditors as prescribed in Article 2-16 of the Corporate Law.

Executive Officers (excluding those also serving as directors)

Corporate Executive Vice President

Takayoshi Kurinomaru

Corporate Senior Vice Presidents

Mamoru Suenaga
Tadashi Shimamoto
Mitsuru Sawada
Jun Suzuki
Koji Yamada
Toshinobu Ukawa
Keiichi Ishibashi
Shiro Tanikawa
Masao Yanagida
Osamu Inatsuki

Corporate Vice Presidents

Masaki Tochizawa
Sawaaki Yamada
Yoshihito Mitsugi
Kouichi Miyauchi
Shin Kusunoki
Haruo Yanagi
Yoshiyuki Kurihara
Akira Horibe
Harumi Saitou
Shingo Konomoto
Hiroshi Itano
Tetsuo Shibauchi
Hideaki Nakano
Takaharu Yamagata
Shigeki Higashiyama
Masahide Nakamura
Koji Satou

NRI Group (As of 1st July, 2006)

Nomura Research Institute, Ltd.
http://www.nri.co.jp

Head Office / Marunouchi Center
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533-2111

Nippon Building Center
Nippon Building, 2-6-2 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)5533-2111

Kiba Center
Tower S, 1-5-25 Kiba, Koto-ku,
Tokyo 135-0042, Japan
Tel. +81(3)5533-2111

Yokohama Center
134 Godo-cho, Hodogaya-ku,
Yokohama 240-0005, Japan
Tel. +81(45)333-8100

Osaka Center
Aqua Dojima West Tower,
1-4-16 Dojimahama, Kita-ku,
Osaka 530-0004, Japan
Tel. +81(6)4797-2700

Seoul Branch
11th Fl. Youngpoong Bldg.,
33 Seorin-Dong, Chongro-ku,
Seoul, 110-752 Korea
Tel. +82(2)399-5111

Taipei Branch
13F-E, No.168, Tun-Hwa N. Rd.,
Taipei, Taiwan R.O.C.
Tel. +886(2)2718-7620

Manila Branch
27th Fl. Yuchengco Tower, RCBC Plaza
6819 Ayala Avenues
1200 Makati City, Philippines
Tel. +63(2)757-1946

NRI Network Communications, Ltd.
Aqua Dojima West Tower,
1-4-16 Dojimahama, Kita-ku,
Osaka 530-0004, Japan
Tel. +81(6)4797-2800
http://www.nri-net.com

NRI Learning Network, Ltd.
Otemachi Building, 1-6-1 Otemachi,
Chiyoda-ku, Tokyo 100-0004, Japan
Tel. +81(3)3282-1311
http://learningnet.nri.co.jp

NRI Garden Network, Ltd.
134 Godo-cho, Hodogaya-ku,
Yokohama 240-0005, Japan
Tel. +81(45)335-9560
http://www.nri-garden.net

NRI Secure Technologies, Ltd.
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5220-2022
http://www.nri-secure.co.jp

NRI Cyber Patent, Ltd.
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5208-1011
http://www.patent.ne.jp

NRI WEBrandia, Ltd.
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533- 2211
http://webrandia.jp

NRI Shared Services, Ltd.
134 Godo-cho, Hodogaya-ku,
Yokohama 240-0005, Japan
Tel. +81(45)336-8600

NRI Data iTech, Ltd.
Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533-3800
http://www.n-itech.com

Insurance System & Technology, Ltd.
CN-2 Building, 2-8-3 Kiba,
Koto-ku, Tokyo 135-0042, Japan
Tel. +81(3)5639-1455
http://www.instechno.co.jp

NRI Holding America Inc.
Nomura Research Institute America, Inc.
2 World Financial Center,
Building B, 19Fl.
New York, NY 10281-1198, U.S.A.
Tel. +1(212)667-1670

NRI Pacific Inc.
1400 Fashion Island Blvd., #1010,
San Mateo, CA 94404, U.S.A.
Tel. +1(650)638-7250

Nomura Research Institute Europe Limited
Nomura House,
1 St.Martin's-le-Grand,
London EC1A 4NP, England
Tel. +44(20)7521-2000

Nomura Research Institute (Beijing), Ltd.
608, Raycom Infotech Park Tower A,
2 Kexueyuan-Nanlu, Haidian District,
Beijing 100080, China
Tel. +86(10)8286-1555

Shanghai Branch
Unit B 24th Fl., Pufa Tower,
588 South Pudong Road,
Shanghai 200120, China
Tel. +86(21)5840-3500

Nomura Research Institute Shanghai Limited
Huaihai Plaza, 9th Floor,
No.1045 Huaihai Zhong Road,
Shanghai 200031, China
Tel. +86(21)5465-9980

Beijing Office
603 Raycom Infotech Park Tower A,
2 Kexueyuan-Nanlu, Haidian District,
Beijing 100080, China
Tel. +86(10)6250-9868

Nomura Research Institute Hong Kong Limited
30th Fl. Two International Finance Centre,
8 Finance Street,
Central, Hong Kong
Tel. +852(2536)1900

Nomura Research Institute (Singapore) Private Limited
6 Battery Rd. #36-01,
Singapore 049909, Singapore
Tel. +65(6225)8441

Corporate Data (As of 31st March, 2006)

Corporate Outline

Name
Nomura Research Institute, Ltd.

Head office address
Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan
Tel. +81(3)5533-2111

History
Apr. 1965: establishment of Nomura Research Institute, Ltd. (NRI)
Jan. 1966: establishment of Nomura Computing Center, Ltd. (NCC)
Jan. 1988: merger of NRI and NCC

Capital
JPY18,600,000,000

Number of employees
3,554 (5,013 in the entire NRI Group)

Breakdown of Shares by Shareholder Category



Companies incorporated in other countries: 22.0%
Private individuals and "other" shareholders: 7.9%
Financial institutions: 15.9%
NRI: 9.7%
Securities firms: 8.2%
Companies incorporated in Japan: 36.2%

Major Shareholders

Shareholders	Number of shares owned (thousands)	Ratio of voting rights (%)
Nomura Asset Management Co., Ltd.	8,677	21.36
Nomura Facilities, Inc.	3,720	9.16
JAFCO Co., Ltd.	3,180	7.83
Nomura Holdings, Inc.	2,600	6.40
Japan Trustee Services Bank, Ltd. (Trust Account)	2,215	5.45
The Master Trust Bank of Japan, Ltd. (Trust Account)	1,906	4.69
NRI Group Employee Stock Ownership Association	1,070	2.64
TAKAGI SECURITIES CO., LTD.	550	1.35
The Goldman Sacks International	504	1.24
Bank of New York GCM Client Accounts EISG	495	1.22

Note: There were 4,380 thousands shares of treasury stock except shares above mentioned

Stock Data

Total number of issuable shares	150,000,000
Total number of shares issued	45,000,000
Number of shareholders	12,099

Inquiries IR Department
Nomura Research Institute, Ltd.
E-mail: ir@nri.co.jp

Shareholder Memo

Fiscal year	1st April to 31st March of the following year
Ordinary general meeting of shareholders	Every June
Custodian of shareholder register	Mitsubishi UFJ Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-ku, Tokyo, Japan
Transfer agent (address for inquiries and posts)	Securities Agent Department, Mitsubishi UFJ Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-ku, Tokyo, Japan Securities Agent Department, Mitsubishi UFJ Trust and Banking Corporation 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081 Tel: 0120-232-711 (toll-free)
Transfer agent's handling office	All branch offices of Mitsubishi UFJ Trust and Banking and all offices (head and branch) of Nomura Securities, nationwide To request forms concerning shares, please contact the custodian of the shareholder register toll free in Japan or go to the website. Toll-free: 0120-244-479 (Securities Agent Department in head office) 0120-684-479 (Securities Agent Department in Osaka office) Website: http://www.tr.mufg.jp/daikou/
Unit of share sales	100 shares
Method of public notice	Electronic notification (However, if electronic notification is not possible due to an accident or other unavoidable circumstances, notice will be published in the Nihon Keizai Shimbun newspaper.) The Company's website: http://www.nri.co.jp/

Stock Performance



Share Prices (yen)
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
2005.4
2005.5
2005.6
2005.7
2005.8
2005.9
2005.10
2005.11
2005.12
2006.1
2006.2
2006.3
Trading Volume (thousands)
3,000
2,000
1,000
0

Nomura Research Institute, Ltd.

Marunouchi Kitaguchi Building,
1-6-5 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Tel. +81(3)5533-2111
http://www.nri.co.jp/

Printed in Japan

File No. 82-34673

For Fiscal Year 2006

QUARTERLY BUSINESS REPORT
FOR THE FIRST QUARTER

April 1, 2006 through June 30, 2006

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

NRI IN FIGURES

(100 Millions of yen, except for per share data)

	For the three months ended June 30, 2004	For the three months ended June 30, 2005	For the three months ended June 30, 2006
Sales	532	606	683
Operating Profit	53	62	82
Current Profit	57	68	93
Net Profit	34	39	56
EPS (Net Profit per Share) (yen)	76	88	139

RESULTS OF OPERATION BY INDUSTRY GROUP AND BUSINESS SEGMENTS

Sales by Industry Group

Breakdown and the amounts of sales for the three months in the Company's business by industry group are shown in the form of graph.

Sales by Business Segments

A brief description of the Systems Solution Services and the Consulting & Knowledge Services is provided. Sales of the Systems Solution Services increased by 12.5% to 57.1 billion yen. Sales of the Consulting & Knowledge Services increased by 13.9% to 11.1 billion yen.

Breakdown and the amounts of sales for the year in the Company's business by category of service, and changes in sales of each of Systems Solution Services and Consulting & Knowledge Services are shown in the form of graphs.

CONSOLIDATED FINANCIAL STATEMENTS

Summary Consolidated Statement of Income (Unaudited)

(Millions of yen)

	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)	Three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)	Changes
Sales	60,664	68,383	+7,718
Cost of sales	45,565	50,420	+4,855
Gross profit	15,099	17,962	+2,863
Selling, general and administrative expenses	8,831	9,741	+910
Operating profit	6,267	8,220	+1,953
Non-operating profit and loss	536	1,156	+619
Current profit	6,804	9,376	+2,572
Extraordinary profit and loss	-243	6	+249
Net profit before adjustment of taxes, etc.	6,560	9,383	+2,822
Income taxes, etc.	2,599	3,735	+1,136
Net profit for the current period	3,961	5,647	+1,686

Summary Consolidated Balance Sheet (Unaudited)

(Millions of yen)

	Three months ended June 30, 2005 (As of June 30, 2005)	Three months ended June 30, 2006 (As of June 30, 2006)
Assets		
Current assets	119,080	120,504
Fixed assets		
Tangible fixed assets	37,291	39,392
Intangible fixed assets	22,626	20,238
Investment and other assets	118,230	93,069
Total fixed assets	178,148	152,700
Total Assets	297,229	273,204
Liabilities		
Current liabilities	37,238	43,645
Fixed liabilities	31,780	28,580
Total Liabilities	69,019	72,225
Shareholders' equity		
Common stock	18,600	-
Capital surplus	14,800	-
Earned surplus	170,379	-
Unrealized gains on securities	25,932	-
Equity adjustment from foreign currency translation	-495	-
Treasury stock	-1,006	-
Total Shareholders' Equity	228,210	-
Total Liabilities and Shareholders' Equity	297,229	-

Net assets		
Equity Capital		
Common stock	-	18,600
Capital surplus	-	14,800
Earned surplus	-	188,657
Treasury stock	-	-48,075
Total Equity Capital	-	173,981
Estimate and Translation Difference, etc.		
Unrealized gains on securities	-	27,038
Equity adjustment from foreign currency translation	-	-40
Total Estimate and Translation Difference, etc.	-	26,997
Total Net Assets	-	200,978
Total Liabilities and Net Assets	-	273,204

Summary Consolidated Statement of Cash Flows (Unaudited)

(Millions of yen)

	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)	Three months ended June 30, 2006 (From April 1, 2006 to June 30, 2006)	Changes
Cash flow from operating activities	3,575	-1,719	-5,294
Cash flow from investing activities	-8,826	4,083	+12,910
Cash flow from financing activities	-4,532	-3,523	+1,009
Effect of exchange rate changes on cash and cash equivalents	43	-27	-70
Net increase (decrease) in cash and cash equivalents	-9,740	-1,186	+8,553
Cash and cash equivalents at beginning of the period	38,677	50,752	+12,075
Cash and cash equivalents at end of the period	28,937	49,566	+20,629

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- merger with NRI Data Services, a wholly-owned subsidiary (merged on April 1, 2006);

- introduction of new support plan for child caring, meeting the diverse needs (implemented on April 1, 2006);

- selection as the 'Excellent Partner Company' and 'Excellent System' for the year of 2005 by Tokio Marine & Nichido Fire Insurance Co., Ltd. and Tokio Marine Nichido Systems Co., Ltd. (selected on June 15, 2006);

- commencement of delivery of NRI Podcast (announced on June 22, 2006);

- "Finance in 2010" and "Business for online trade finance companies" were presented at the management briefing session after the Ordinary General Meeting of Shareholders (held on June 23, 2006); and

- achievement of Level 5 of CMMI® of the IT solution division for public insurance (announced on June 29, 2006).

Outline of the Company (as of March 31, 2006)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Memorandum for Shareholders

The fiscal year, timing of the ordinary general meeting of shareholders, record dates, name and address of the share registrar, number of shares constituting a unit, and method of public notices are mentioned.

NRI Future Map

Excerpt from "NRI Future Map", a chronological table describing the events of politics/society, industry/management and NRI forecast, is provided.

File No. 82-34673

RECEIVED [Translation]

August 25, 2006

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Issuance of Stock Options (Stock Acquisition Rights)

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved the issuance of stock acquisition rights as stock options, the details of which is as described below.

Contents

1. Reasons for Issuance of Stock Acquisition Rights as Stock Options

In order to strengthen the motivation and morale to improve business results as well as to promote the positions of talented personnel, stock acquisition rights as stock options will be issued to the Directors, Executive Officers, Executive Fellows and Participant of the Company as well as the Directors of the Company's domestic subsidiaries.

The details of the stock options are "Nomura Research Institute, Ltd. Stock Acquisition Rights - 6th Series (in which the amount to be paid upon exercise of stock acquisition rights is based on the market price)" and "Nomura Research Institute, Ltd. Stock Acquisition Rights - 7th Series (in which the amount to be paid upon exercise of stock acquisition rights is set at one yen per share)" as described below.

2. Details of Nomura Research Institute, Ltd. Stock Acquisition Rights - 6th Series (in which the amount to be paid upon exercise of stock acquisition rights is based on the market price)

(1) Total Number of Stock Acquisition Rights

800.

The total number mentioned above is the number of shares expected to be allocated, and in the event that the total number of stock acquisition rights is reduced, such as there being no application for subscription thereof, then the total number of stock acquisition rights to be allocated shall be the total number of stock acquisition rights to be issued.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right (hereinafter the "Number of Subject Shares") shall be 100 shares of common stock of the Company.

Provided, however, that in the event that the Company undertakes a stock split or a reverse stock split of its shares of common stock, the Number of Subject Shares will be adjusted in accordance with the following formula and any fractions less than one share resulting from such adjustment will be disregarded.

Number of Subject Shares After Adjustment	=	Number of Subject Shares Before Adjustment	×	the Split (or Reverse Split) Ratio

In addition to the above, in the event that the Company undertakes a gratis issue of shares or stock acquisition rights or otherwise, where an adjustment of the Number of Subject Shares shall be required, the Company shall undertake such adjustment as it deems necessary.

(3) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights or Method of Calculation Thereof

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid per share (hereinafter the "Exercise Price") by the Number of Subject Shares.

The Exercise Price will be the higher of either the average of the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) on each day (but excluding days on which there was no closing price) of the month immediately preceding the month in which the stock acquisition rights were allotted (hereinafter the "Allocation Date"), multiplied by 1.05, with fractions of one yen rounded upward; or the closing price on the

Allocation Date (if there is no closing price on said day, then the closing price on the nearest preceding day).

In the event that the Company undertakes a stock split or a reverse stock split of its shares of common stock, the Exercise Price will be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

$$\text{Exercise Price After Adjustment} = \text{Exercise Price Before Adjustment} \times \frac{1}{\text{the Split (or Reverse Split) Ratio}}$$

In the event that the Company offers its shares of common stock which it issues or its own shares of common stock which it disposes to any subscriber at a favorable amount paid per share, the Exercise Price shall be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

$$\text{Exercise Price After Adjustment} = \text{Exercise Price Before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares} \times \text{Amount paid per share}}{\text{Market price per share}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

In the above formula, the "Number of Issued Shares" means the total number of shares of common stock of the Company already issued excluding those held by the Company and, in case of disposal of treasury stock, "Number of Newly-issued Shares" shall be read as "Number of Treasury Stock Disposed".

In addition to the above, in the event that the Company undertakes a gratis issue of shares or stock acquisition rights or otherwise, where an adjustment of the Exercise Price shall be required, the Company shall undertake such adjustment as it deems necessary.

(4) Period for Exercise of Stock Acquisition Rights

From July 1, 2009 to June 30, 2013.

(5) Matters Concerning Increase in Capital and Capital Reserve in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

(a) The amount of increase in capital in the event of issuance of shares upon exercise of stock acquisition rights shall be one-half of the maximum amount of increase in capital calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction less than one yen being rounded up to the nearest yen.

(b) The amount of increase in capital reserve in the event of issuance of shares upon exercise of stock acquisition rights shall be the amount obtained by deducting the amount of increase in capital set forth in (a) above from the maximum amount of increase in capital set forth in (a) above.

(6) Restriction on Acquisition of Stock Acquisition Rights by Transfer

Any acquisition of stock acquisition rights by transfer requires the approval of the Board of Directors of the Company.

(7) Terms and Conditions of Exercise of Stock Acquisition Rights

(a) Persons who received allocation of stock acquisition rights (hereinafter the "Option Holder") must, at the time of the exercise of stock acquisition rights, be Directors, Corporate Vice Presidents, Auditors, Executive Officers, Executive Fellows, Senior Advisor, Counsel, Chief Counselor, Participant (or any other equivalent positions thereto) or Employees of the Company or its domestic subsidiaries (hereinafter collectively the "Prerequisite Position").

(b) Notwithstanding (a) above, in the event that the Option Holder loses its Prerequisite Position, the Option Holder may exercise its stock acquisition rights only for the period of one year from the date on which the Option holder lost its Prerequisite Position or the commencement date of the period for exercise of stock acquisition rights set forth in (4) above (hereinafter the "Exercise Period"), whichever is later, but not after the expiration of the Exercise Period.

(c) No stock acquisition rights may be exercised until the closing prices of the shares of common stock of the Company on the Tokyo Stock Exchange (regular way) are equal to or exceed the Exercise Price at that time, multiplied by 1.1, with fractions of one hundred yen rounded upward, for five consecutive trading days (but excluding days on which there was no closing price) from the Allocation Date to the exercise date of stock acquisition rights.

(d) In the event of death of an Option Holder, if the Option Holder had satisfied the condition set forth in (a) above or if the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above immediately prior to its death, its legal successor will succeed to the stock acquisition rights and be entitled to exercise such stock acquisition rights (such person shall hereinafter be referred to as the "Successor"); provided, however, that the Successor may exercise such stock acquisition rights (in case of (a)) for the period of one year from the date on which the Option holder passed away or the commencement date of the Exercise Period, whichever is later, but not after the expiration of the Exercise Period, or (in case of (b)) for the same period as for which the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above.

(e) In the event of death of a Successor, such Successor's legal successor may not exercise the stock acquisition rights.

(f) The stock acquisition rights may not be exercised in more than three installments.

(8) Acquisition Clause for Stock Acquisition Rights

(a) In the event that the Board of Directors of the Company resolves to convene the General Meeting of Shareholders for resolution of the matters set forth in (i) through (v) below, or in the event that convocation of such General Meeting of Shareholders is requested by a shareholder (if a resolution at the General Meeting of Shareholders is not required, in the event that the Board of Directors resolves such matters), when the Board of Directors of the

Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights for no consideration on such date.

(i) proposal for merger agreements in which the Company becomes the extinct company;

(ii) proposal for agreement or plan on a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*) in which the Company becomes the split company;

(iii) proposal for agreement or plan on a share exchange or a share transfer pursuant to which the Company becomes a wholly-owned subsidiary of another company;

(iv) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer in respect of all shares to be issued by the Company; or

(v) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer or that the Company may acquire class of shares in whole by a resolution of the General Meeting of Shareholders in respect of shares to be issued upon exercise of stock acquisition rights.

(b) In the event that a holder of stock acquisition rights becomes unable to exercise the stock acquisition rights as set forth in (7) above, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(c) In the event that a holder of stock acquisition rights waives all or part of the stock acquisition rights, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(d) In the event that an Option Holder loses its Prerequisite Position, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(e) When the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(9) Delivery of Stock Acquisition Rights in Corporate Reorganization and Conditions Thereof

In the event of a merger (limited to the case in which the Company becomes extinct), a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), a share exchange or a share transfer of the Company (hereinafter collectively the "Corporate Reorganization Event"), stock acquisition rights of a company surviving after a merger, a company to be established upon merger, a company which succeeds all or part of the rights and obligations that a company subject to corporate split (*kyushu bunkatsu*) owes in respect of its business, a company to be established upon a corporate split (*shinsetsu bunkatsu*), a company to acquire all of the issued shares of a company making a share exchange or a company to be established by a share transfer (hereinafter collectively the "Reorganizing Companies") shall be delivered to each holder of the stock acquisition rights outstanding at the time the Corporate Reorganization Event becomes effective (hereinafter the "Outstanding Stock Acquisition Rights") in accordance with the conditions set forth below. In such event, the Outstanding Stock Acquisition Rights shall become null and void, and the Reorganizing Companies shall deliver new stock acquisition rights, only if and when the delivery of stock acquisition rights of the Reorganizing Companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of corporate split, plan for corporate split, share exchange agreement or share transfer plan in line with the following conditions.

(a) Number of stock acquisition rights of the Reorganizing Companies to be delivered:

The number of stock acquisition rights of the Reorganizing Companies shall be the same as that of Outstanding Stock Acquisition Rights.

(11) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights.

(12) Allocation Date of Stock Acquisition Rights

September 11, 2006

(13) Number and breakdown of the parties to whom the solicitation of subscription was made

8 Directors of the Company, 32 Executive Officers, Executive Fellows and Participant of the Company and 6 Directors of the Company's domestic subsidiaries.

(14) Others

Other matters regarding the allocation of stock acquisition rights and exercise thereof shall be determined by a resolution of the Board of Directors of the Company.

(Note) Regarding "(3) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights or Method of Calculation Thereof" for Nomura Research Institute, Ltd. Stock Acquisition Rights - 6th Series, the amount of assets, etc. to be invested upon exercise of stock acquisition rights is scheduled to be determined on September 11, 2006.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

File No. 82-34673

[Translation]

September 11, 2006

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Determination of Terms such as
Exercise Price of Stock Options (Stock Acquisition Rights)

Notice is hereby provided that, regarding the issuance of stock acquisition rights as stock options resolved at the meeting of the Board of Directors of the Company held on August 25, 2006, terms such as the Exercise Price of stock acquisition rights have been determined, the details of which is as described below.

Contents

1. Nomura Research Institute, Ltd. Stock Acquisition Rights - 6th Series

(1) Total Number of Stock Acquisition Rights

800.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

80,000 shares of common stock of the Company.
(The number of shares to be issued upon exercise of one stock acquisition right shall be 100 shares of common stock of the Company.)

(3) Persons who will Receive Allocations of Stock Acquisition Rights

8 Directors of the Company, 28 Executive Officers of the Company and 6 Directors of the Company's domestic subsidiaries.

(4) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights

(a) Amount of assets to be invested upon exercise of stock acquisition rights (per stock acquisition right)

1,640,900 yen

(b) Exercise price of stock acquisition right (per share)

16,409 yen

(5) Aggregate Issue Price in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

1,312,720,000 yen

(6) Amount of Increase in Capital in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

10,366 yen per share

(7) Stock Price Per Share at the Time of Exercise of Stock Acquisition Rights

No stock acquisition rights may be exercised until the closing prices of the shares of common stock of the Company on the Tokyo Stock Exchange (regular way) are equal to or exceed 18,100 yen, for five consecutive trading days (but excluding days on which there was no closing price) from the Allocation Date to the exercise date of stock acquisition rights.

2. Nomura Research Institute, Ltd. Stock Acquisition Rights - 7th Series

(1) Total Number of Stock Acquisition Rights

189.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

18,900 shares of common stock of the Company.
(The number of shares to be issued upon exercise of one stock acquisition right shall be 100 shares of common stock of the Company.)

(3) Persons who will Receive Allocations of Stock Acquisition Rights

8 Directors of the Company, 32 Executive Officers, Executive Fellows and Participant of the Company and 6 Directors of the Company's domestic subsidiaries.

(4) Amount of Increase in Capital in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

7,867 yen per share

(Note) The particulars of the issuance of stock acquisition rights, other than those mentioned above, have been released on May 16, 2006 and August 25, 2006. The allocation mentioned above is not specifically favorable to persons who will receive allocations.

(For Reference)

Allocation Date of Stock Acquisition Rights

September 11, 2006

Period for Exercise of Stock Acquisition Rights

For Nomura Research Institute, Ltd. Stock Acquisition Rights - 6th Series, from July 1, 2009 to June 30, 2013.

For Nomura Research Institute, Ltd. Stock Acquisition Rights - 7th Series, from July 1, 2007 to June 30, 2008.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

[Summary Translation]

September 15, 2006

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization and Changes in Officers and Employees

1. Modification of Organization (effective as of October 1, 2006)

Major points of modification are as follows:

(1) IT Infrastructure Division will be established in IT Infrastructure Solution Division, which will be composed of five divisions and two offices.

(2) Securities Infrastructure & Management Division will be established in Securities Systems Division, which will be composed of nine divisions and two offices.

(3) Financial Project Department will be established in Financial Systems Division, which will be composed of twelve divisions and two offices.

(4) Healthcare Systems Division will be established in Services & Industrial Systems Division, which will be composed on nine divisions and one office.

(5) Systems Infrastructure Management Divisions I, II, III and IV and Network Infrastructure Divisions I, II and III will be established in IT Platform Services Division, which will be composed of eight divisions and one office.

2. Relocation of Officers (as of October 1, 2006)

The names of 2 Corporate Vice Presidents and their new and former posts are listed.

3. Relocation of Employees (as of October 1, 2006)

The names of 36 Employees and their new and former posts are listed.

[Contact]
Mr. Nomura, Mr. Obara
Public Relations Division
Tel: 03-5533-3210
E-mail: kouhou@nri.co.jp

[Summary Translation]

Semi-Annual Report Release for the Six Months Ended September 30, 2006 (Consolidated)

October 26, 2006

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer
Tel.: (045) 333-8100
Board Meeting Date: October 26, 2006
Parent Company, etc.: Nomura Holdings, Inc. (Code Number: 8604) plus one other company
Ratio of Voting Rights held by the Parent Company: 36.9%
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2006 through September 30, 2006)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2006	¥146,452 million (10.5%)	¥20,840 million (26.6%)	¥22,495 million (29.4%)
Six months ended September 30, 2005	¥132,502 million (15.1%)	¥16,460 million (33.6%)	¥17,383 million (34.5%)
Year ended March 31, 2006	¥285,585 million	¥36,469 million	¥38,252 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2006	¥13,486 million (30.0%)	¥331.94	¥331.43
Six months ended September 30, 2005	¥10,370 million (50.7%)	¥230.86	¥230.78
Year ended March 31, 2006	¥22,518 million	¥519.72	¥519.31

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2006: 467 million yen
   Six months ended September 30, 2005: 194 million yen
   Year ended March 31, 2006: 562 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2006: 40,628,950 shares
   Six months ended September 30, 2005: 44,922,612 shares
   Year ended March 31, 2006: 43,327,189 shares
3. *Changes in accounting treatment: Applicable (Change in Segmentation)*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2006	¥295,373 million	¥205,876 million	69.7%	¥5,063.17
Six months ended September 30, 2005	¥321,040 million	¥239,255 million	74.5%	¥5,327.97
Year ended March 31, 2006	¥311,786 million	¥209,301 million	67.1%	¥5,152.73

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2006: 40,641,397 shares
Six months ended September 30, 2005: 44,905,646 shares
Year ended March 31, 2006: 40,619,520 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Period End
Six months ended September 30, 2006	¥9,159 million	-¥4,361 million	-¥3,641 million	¥51,936 million
Six months ended September 30, 2005	¥11,473 million	-¥16,521 million	-¥4,684 million	¥29,035 million
Year ended March 31, 2006	¥48,875 million	¥17,853 million	-¥54,828 million	¥50,752 million

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 18

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 2

(5) Changes in Scope of Consolidation and Application of Equity Method:

Consolidated (New): – (Exception): 1
Equity Method (New): – (Exception): –

2. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Sales	Operating Profit	Current Profit	Net Profit
Annual	¥305,000 million	¥42,000 million	¥44,500 million	¥26,500 million

(Reference)
Estimated net profit per share (annual): 652.04 yen

File No. 82-34673

[Summary Translation]

Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2006

October 26, 2006

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Akihisa Fujinuma
President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer
Tel.: (045) 333-8100

Board Meeting Date: October 26, 2006
Dividend Payment Date: November 29, 2006

Unit Shares: applicable
(100 shares per Unit)

1. Business Results (April 1, 2006 through September 30, 2006)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit
Six months ended September 30, 2006	¥140,695 million (16.3%)	¥18,765 million (78.6%)	¥19,783 million (78.3%)
Six months ended September 30, 2005	¥120,951 million (16.0%)	¥10,507 million (53.6%)	¥11,095 million (52.5%)
Year ended March 31, 2006	¥258,904 million	¥23,613 million	¥24,493 million

	Net Profit	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2006	¥37,562 million (470.7%)	¥924.54	¥923.13
Six months ended September 30, 2005	¥6,581 million (90.9%)	¥146.51	¥146.46
Year ended March 31, 2006	¥14,088 million	¥325.17	¥324.92

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2006: 40,628,950 shares
   Six months ended September 30, 2005: 44,922,612 shares
   Year ended March 31, 2006: 43,327,189 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to the same period of the prior year.*
4. *Extraordinary profit from merger with a subsidiary is reported for the six months ended September 30, 2006.*

(2) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2006	¥283,422 million	¥189,059 million	66.7%	¥4,649.38
Six months ended September 30, 2005	¥295,498 million	¥203,647 million	68.9%	¥4,535.00
Year ended March 31, 2006	¥284,169 million	¥168,703 million	59.4%	¥4,153.26

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2006: 40,641,397 shares
   Six months ended September 30, 2005: 44,905,646 shares
   Year ended March 31, 2006: 40,619,520 shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2006: 4,358,603 shares
   Six months ended September 30, 2005: 94,354 shares
   Year ended March 31, 2006: 4,380,480 shares

2. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Sales	Operating Profit	Current Profit	Net Profit
Annual	¥291,000 million	¥38,400 million	¥39,600 million	¥49,400 million

(Reference)
Estimated net profit per share (annual): 1,215.51yen

3. Dividends

<table>
<tr><td>Cash Dividends</td><td colspan="3">Dividends per Share (yen)</td></tr>
<tr><td></td><td>Interim</td><td>Year-end</td><td>Annual</td></tr>
<tr><td>Year ended March 31, 2006</td><td>¥50.00</td><td>¥90.00</td><td>¥140.00</td></tr>
<tr><td>Six months ended March 31, 2007 (Result)</td><td>¥70.00</td><td>–</td><td rowspan="2">¥170.00</td></tr>
<tr><td>Six months ended March 31, 2007 (Forecast)</td><td>–</td><td>¥100.00</td></tr>
</table>



1st Half FY March 2007
Financial Results

I. 1st Half FY March 2007 Financial Results (Consolidated) 1

II. FY March 2007 Financial Results Forecasts (Consolidated) 10

Nomura Research Institute, Ltd.

October 26, 2006

I. 1st Half FY March 2007 Financial Results(Consolidated)

(1) Highlights

(Unit: JPY million)

	1H FY Mar.2006 Apr.2005-Sep.2005	1H FY Mar.2007 Apr.2006-Sep.2006	YoY		FY Mar.2006 Apr.2005-Mar.2006
	Amount	Amount	Diff.	Change (%)	Amount
Sales	132,502	146,452 * 142,000	13,949	10.5 * 3.1	285,585
Operating Profit	16,460	20,840 * 19,000	4,380	26.6 * 9.7	36,469
Net Income	10,370	13,486 * 12,300	3,115	30.0 * 9.6	22,518
Operating Profit Margin	12.4%	14.2%	1.8P		12.8%
Earnings per share	230.86	331.94	101.08	43.8	519.72
Dividends per share	50.00	70.00	20.00	40.0	140.00

Note: Figures * indicate earnings estimates announced on Jul.26, 2006.

[1st Quarter]

	1Q FY Mar.2006 Apr.2005-Jun.2005	1Q FY Mar.2007 Apr.2006-Jun.2006	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	60,664	68,383	7,718	12.7
Operating Profit	6,267	8,220	1,953	31.2
Net Income	3,961	5,647	1,686	42.6
Operating Profit Margin	10.3%	12.0%	1.7P	

[2nd Quarter]

	2Q FY Mar.2006 (Jul.2005-Sep.2005)	2Q FY Mar.2007 (Jul.2006-Sep.2006)	YoY	
	Amount	Amount	Diff.	Change (%)
Sales	71,838	78,068	6,230	8.7
Operating Profit	10,192	12,619	2,426	23.8
Net Income	6,409	7,838	1,429	22.3
Operating Profit Margin	14.2%	16.2%	2.0P	

*Amounts of less than JPY million were rounded down.

These materials were prepared for the sole purpose of providing information to use as reference in making investment decisions, and are not intended as a solicitation for investment.

(2)Sales by sector

(Unit: JPY million)

	1H FY Mar.2006 Apr.2005-Sep.2005		1H FY Mar.2007 Apr.2006-Sep.2006		YoY		FY March 2006	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Financial sector	79,880	60.3	94,097	64.3	14,217	17.8	178,168	62.4
Distribution sector	24,613	18.6	23,669	16.2	(944)	(3.8)	49,681	17.4
Other private sector	18,845	14.2	16,578	11.3	(2,266)	(12.0)	36,720	12.9
Public sector	9,163	6.9	12,105	8.3	2,942	32.1	21,014	7.4
Total	132,502	100.0	146,452	100.0	13,949	10.5	285,585	100.0
*Sales by major counterparties within the foregoing amounts								
Nomura Holdings	36,525	27.6	44,388	30.3	7,863	21.5	88,725	31.1
SEVEN & i HOLDINGS	17,638	13.3	17,703	12.1	64	0.4	34,907	12.2

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products. These figures were calculated starting in the FY March 2006, but figures in the 1H FY March 2006 were also calculated retroactively.

[1st Quarter]

	1Q FY Mar.2006 Apr.2005-Jun.2005		1Q FY Mar.2007 Apr.2006-Jun.2006		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	35,771	59.0	42,878	62.7	7,106	19.9
Distribution sector	11,776	19.4	11,659	17.1	(116)	(1.0)
Other private sector	9,159	15.1	7,935	11.6	(1,223)	(13.4)
Public sector	3,957	6.5	5,909	8.6	1,952	49.3
Total	60,664	100.0	68,383	100.0	7,718	12.7
Nomura Holdings	14,632	24.1	19,926	29.1	5,293	36.2
SEVEN & i HOLDINGS	8,658	14.3	8,013	11.7	(644)	(7.4)

[2nd Quarter]

	2Q FY Mar.2006 Jul.2005-Sep.2005		2Q FY Mar.2007 Jul.2006-Sep.2006		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial sector	44,109	61.4	51,219	65.6	7,110	16.1
Distribution sector	12,837	17.9	12,009	15.4	(827)	(6.4)
Other private sector	9,686	13.5	8,643	11.1	(1,042)	(10.8)
Public sector	5,205	7.2	6,195	7.9	990	19.0
Total	71,838	100.0	78,068	100.0	6,230	8.7
Nomura Holdings	21,892	30.5	24,461	31.3	2,569	11.7
SEVEN & i HOLDINGS	8,980	12.5	9,689	12.4	709	7.9

*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

From the six months ended 30th September, 2006, the Company has changed the classification of its business segment, to Consulting Services and IT Solution Services, (which were formerly classified as Consulting & Knowledge Services and System Solution Services, in order to better reflect its business operation). Accordingly, information as of 31st March, 2006, has been reclassified to conform with the current classification.

Consulting Services

(Unit: JPY million)

	1H FY Mar.2006 Apr.2005-Sep.2005		1H FY Mar.2007 Apr.2006-Sep.2006		YoY		FY Mar.2006 Apr.2005 - Mar.2006	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Sales	11,770	8.9	13,331	9.1	1,560	13.3	26,293	9.2
Operating Profit	1,687		2,101		413	24.5	3,792	
Operating Profit Margin	14.3%		15.8%		1.5P		14.4%	

[1st Quarter]

	1Q FY Mar.2006 Apr.2005-Jun.2005		1Q FY Mar.2007 Apr.2006-Jun.2006		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	5,151	8.5	6,079	8.9	928	18.0
Operating Profit	366		829		462	126.0
Operating Profit Margin	7.1%		13.6%		6.5P	

[2nd Quarter]

	2Q FY Mar.2006 Jul.2005-Sep.2006		2Q FY Mar.2007 Jul.2006-Sep.2007		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	6,619	9.2	7,251	9.3	632	9.6
Operating Profit	1,320		1,271		(48)	(3.7)
Operating Profit Margin	20.0%		17.5%		(2.5P)	

*Amounts of less than JPY million were rounded down.

IT Solution Services

(Unit: JPY million)

	1H FY Mar.2006 Apr.2005-Sep.2005		1H FY Mar.2007 Apr.2006-Sep.2006		YoY		FY Mar.2006 Apr.2005 - Mar.2006	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
System Development & System Application Sales	53,475	40.4	59,134	40.4	5,658	10.6	111,776	39.1
System Management & Operation Services	56,395	42.6	61,388	41.9	4,993	8.9	116,559	40.8
Product Sales	10,860	8.2	12,596	8.6	1,736	16.0	30,956	10.8
Sales	120,731	91.1	133,120	90.9	12,388	10.3	259,292	90.8
Operating Profit	14,772		18,738		3,966	26.9	32,676	
Operating Profit Margin	12.2%		14.1%		1.9P		12.6%	

[1st Quarter]

	1Q FY Mar.2006 Apr.2005-Jun.2005		1Q FY Mar.2007 Apr.2006-Jun.2006		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	24,552	40.5	26,698	39.0	2,146	8.7
System Management & Operation Services	27,646	45.6	30,389	44.4	2,742	9.9
Product Sales	3,314	5.5	5,215	7.6	1,901	57.4
Sales	55,512	91.5	62,303	91.1	6,790	12.2
Operating Profit	5,900		7,391		1,490	25.3
Operating Profit Margin	10.6%		11.9%		1.3P	

[2nd Quarter]

	2Q FY Mar.2006 Jul.2005-Sep.2006		2Q FY Mar.2007 Jul.2006-Sep.2007		YoY	
	Amount	Share (%)	Amount	Amount	Share (%)	Amount
System Development & System Application Sales	28,923	40.3	32,436	41.5	3,512	12.1
System Management & Operation Services	28,749	40.0	30,999	39.7	2,250	7.8
Product Sales	7,546	10.5	7,381	9.5	(165)	(2.2)
Sales	65,218	90.8	70,816	90.7	5,598	8.6
Operating Profit	8,871		11,347		2,475	27.9
Operating Profit Margin	13.6%		16.0%		2.4P	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	1H FY Mar.2006 Apr.2005-Sep.2005	1H FY Mar.2007 Apr.2006-Sep.2006	YoY	
	Amount	Amount	Diff.	Amount
Consulting Services	14,114	16,954	2,840	20.1
System Development & System Application Sales	59,092	72,684	13,592	23.0
System Management & Operation Services	8,102	12,359	4,257	52.5
Product Sales	11,905	11,567	(338)	(2.8)
IT Solution Services	79,100	96,611	17,511	22.1
Total	93,214	113,566	20,351	21.8

Order Backlog

(Unit: JPY million)

	At end of 1H FY Mar.2006 (Sep.30, 2005)	At end of 1H FY Mar.2007 (Sep.30, 2006)	YoY	
	Amount	Amount	Diff.	Amount
Consulting Services	5,672	6,913	1,240	21.9
System Development & System Application Sales	20,449	36,430	15,981	78.2
System Management & Operation Services	51,441	55,880	4,439	8.6
Product Sales	1,052	-	(1,052)	(100.0)
IT Solution Services	72,943	92,310	19,367	26.6
Total	78,615	99,224	20,608	26.2

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	FY Mar.2006 Apr.2005-Sep.2005		FY Mar.2007 Apr.2006-Sep.2006		YoY		FY Mar.2006 (Apr.2005-Mar.2006)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Consulting Services	1,826	27.2	2,083	28.7	256	14.1	4,740	31.9
System Development & System Application Sales	27,949	61.7	31,067	66.1	3,118	11.2	57,755	62.1
System Management & Operation Services	11,258	30.0	13,100	31.5	1,842	16.4	24,839	31.9
IT Solution Services	39,207	47.3	44,167	49.8	4,960	12.7	82,595	48.4
Total	41,034	45.8	46,251	48.2	5,217	12.7	87,335	47.1
(Subcontracting Costs to China) *	4,775	11.6	5,331	11.5	556	11.6	10,019	11.5

* Subcontracting costs to China & Percentage in total subcontracting cost.

[1st Quarter]

	1Q FY Mar.2006 Apr.2005-Jun.2005		1Q FY Mar.2007 Apr.2006-Jun.2006		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Consulting Services	773	25.7	834	25.9	61	7.9
System Development & System Application Sales	12,917	59.8	14,062	64.6	1,144	8.9
System Management & Operation Services	5,284	28.6	6,581	31.5	1,296	24.5
IT Solution Services	18,202	45.4	20,643	48.4	2,441	13.4
Total	18,976	44.0	21,478	46.8	2,502	13.2
(Subcontracting Costs to China) *	2,062	10.9	2,440	11.4	377	18.3

[2nd Quarter]

	2Q FY Mar.2006 Jul.2005-Sep.2005		2Q FY Mar.2007 Jul.2006-Sep.2006		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Consulting Services	1,053	28.3	1,249	31.0	195	18.6
System Development & System Application Sales	15,031	63.4	17,004	67.4	1,973	13.1
System Management & Operation Services	5,973	31.4	6,519	31.5	546	9.1
IT Solution Services	21,004	49.1	23,523	51.2	2,519	12.0
Total	22,057	47.5	24,772	49.6	2,715	12.3
(Subcontracting Costs to China) *	2,712	12.3	2,891	11.7	178	6.6

*Amounts of less than JPY million were rounded down.

(6)Cash Flow

(Unit: JPY million)

	1H FY Mar.2006 (Apr.2005-Sep.2005)	1H FYMar.2007 (Apr.2006-Sep.2006)	YoY		FY Mar.2006 (Apr.2005-Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
Income before income taxes	17,085	22,487	5,402	31.6	37,535
Gain/Loss from non-operating activities	(870)	(1,583)	(713)	82.0	(1,706)
Extraordinary gain/loss	298	7	(290)	(97.5)	717
Depreciation and amortization	7,714	7,909	195	2.5	16,574
Accounts receivable and other receivable, net of advance payments received	(1,535)	(6,156)	(4,621)	301.0	10,511
Allowance	108	684	575	530.5	928
Other	(482)	(2,782)	(2,299)	476.6	1,505
Subtotal	**22,318**	**20,566**	**(1,751)**	**(7.8)**	**66,066**
Interest and dividends received	881	1,271	390	44.3	1,180
Income taxes paid	(11,726)	(12,679)	(953)	8.1	(18,371)
Operating Activities	**11,473**	**9,159**	**(2,314)**	**(20.2)**	**48,875**
Acquisition of property and equipment	(3,414)	(3,922)	(508)	14.9	(9,799)
Increase in software and other intangibles	(4,366)	(5,533)	(1,166)	26.7	(8,211)
Subtotal: Capital expenditure	(7,781)	(9,456)	(1,674)	21.5	(18,011)
Increase in time deposits	(6,533)	(7,288)	(755)	11.6	(6,778)
Proceeds from time deposits	6,293	7,029	735	11.7	6,523
Increase in investment securities	(20,321)	(11,019)	9,301	(45.8)	(30,300)
Proceeds from sales and redemption of investment securities	11,695	16,319	4,623	39.5	65,812
Other	125	54	(71)	(56.7)	608
Investing Activities	**(16,521)**	**(4,361)**	**12,160**	**(73.6)**	**17,853**
Free Cash Flow	**(5,048)**	**4,798**	**9,846**	**-**	**66,729**
(Free Cash Flow except Cash management purpose investment)	3,605	129	(3,475)	(96.4)	22,672
Net repayment of long-term debt	(120)	(120)	-	-	(840)
Purchase of treasury stock	(968)	130	1,098	-	(48,147)
Cash dividends paid	(3,595)	(3,652)	(56)	1.6	(5,840)
Financing Activities	**(4,684)**	**(3,641)**	**1,042**	**(22.3)**	**(54,828)**
Effect of exchange rate changes on Cash and cash equivalents	**90**	**27**	**(63)**	**(69.7)**	**174**
Net increase in Cash and cash equivalents	**(9,641)**	**1,183**	**10,825**	**-**	**12,075**
Cash and cash equivalents at beginning of year	**38,677**	**50,752**	**12,075**	**31.2**	**38,677**
Cash and cash equivalents at end of year	**29,035**	**51,936**	**22,901**	**78.9**	**50,752**
Cash and cash equivalents + Cash Management purpose investment	**107,266**	**73,213**	**(34,263)**	**(31.7)**	**76,432**

*Amounts of less than JPY million were rounded down.

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

Increase in time deposits	(6,533)	(7,288)	(755)	11.6	(6,778)
Proceeds from time deposits	6,293	7,029	735	11.7	6,523
Increase in investment securities	(19,870)	(10,982)	8,887	(44.7)	(20,270)
Proceeds from sales and redemption of investment securities	11,456	15,910	4,453	38.9	64,582
(Total) Cash management purpose investment	(8,653)	4,668	13,322	-	44,056

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	1H FY Mar.2006 (Apr.2005 - Sep.2005)	1H FY Mar.2007 (Apr.2006 - Sep.2006)	YoY		FY Mar.2006 (Apr.2005 - Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
Tangible	3,486	4,450	964	27.7	10,038
Intangible	4,350	5,474	1,123	25.8	8,305
Total	7,836	9,924	2,088	26.6	18,343

(8) Depreciation and Amortization

(Unit: JPY million)

	1H FY Mar.2006 (Apr.2005-Sep.2005)	1H FY Mar.2007 (Apr.2006-Sep.2006)	YoY		FY Mar.2006 (Apr.2005 - Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
Tangible	2,864	3,122	257	9.0	6,278
Intangible	4,849	4,787	(62)	(1.3)	10,295
Total	7,714	7,909	195	2.5	16,574

(9) R&D Expenditure

(Unit: JPY million)

	1H FY Mar.2006 (Apr.2005-Sep.2005)	1H FY Mar.2007 (Apr.2006-Sep.2006)	YoY		FY Mar.2006 (Apr.2005 - Mar.2006)
	Amount	Amount	Diff.	Change (%)	Amount
Consulting Services	205	228	22	11.1	541
IT Solution Services	873	944	71	8.2	1,960
Total	1,078	1,172	94	8.7	2,501

*Amounts of less than JPY million were *rounded down*.

II. FY March 2007 Financial Results Forecasts (Consolidated)

* Nomura Research Institute, Ltd. revised the financial results forecast for the fiscal year ended March 31, 2007 on October 26, 2006.

(1)Highlights

(Unit: JPY billion)

	FY Mar.2006 (Results)	FY Mar.2007 (Forecasts Oct.26)	YoY		FY Mar.2007 (Forecasts Jul.26)	Diff. from Previous Forecasts(Jul.26)	
	Amount	Amount	Diff.	Change (%)	Amount	Diff.	Change (%)
Sales	285.5	305.0	19.4	6.8	300.0	5.0	1.7
Operating Profit	36.4	42.0	5.5	15.2	40.0	2.0	5.0
Net Income	22.5	26.5	3.9	17.7	25.5	1.0	3.9
Operating Profit Margin	12.8%	13.8%	1.0P		13.3%	0.5P	
Earnings per share	519.72	652.04	132.32	25.5	627.70	24.34	3.9

(2)Sales by sector

(Unit: JPY billion)

	FY Mar.2006 (Results)		FY Mar.2007 (Forecasts)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Financial	178.1	62.4	196.0	64.3	17.8	10.0
Distribution	49.6	17.4	49.0	16.1	(0.6)	(1.4)
Other private	36.7	12.9	34.0	11.1	(2.7)	(7.4)
Public	21.0	7.4	26.0	8.5	4.9	23.7
Total	285.5	100.0	305.0	100.0	19.4	6.8

(3)Sales by segment

From the six months ended 30th September, 2006, the Company has changed the classification of its business segment, to Consulting Services and IT Solution Services, (which were formerly classified as Consulting & Knowledge Services and System Solution Services, in order to better reflect its business operation). Accordingly, information as of 31st March, 2006, has been reclassified to conform with the current classification.

(Unit: JPY billion)

	FY Mar.2006 (Results)		FY Mar.2007 (Forecasts)		YoY	
	Amount	Share(%)	Amount	Share(%)	Diff.	Change(%)
Consulting Services	26.2	9.2	28.0	9.2	1.7	6.5
System Development & System Application Sales	111.7	39.1	124.0	40.7	12.2	10.9
System Management & Operation Services	116.5	40.8	125.0	41.0	8.4	7.2
Product Sales	30.9	10.8	28.0	9.2	(2.9)	(9.6)
IT Solution Services	259.2	90.8	277.0	90.8	17.7	6.8
Total	285.5	100.0	305.0	100.0	19.4	6.8

(4) Capital Expenditure

(Unit: JPY billion)

	FY Mar.2006 (Results)	FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Tangible	10.0	21.0	10.9	109.2
Intangible	8.3	15.0	6.6	80.6
Total	18.3	36.0	17.6	96.3

(5) Depreciation & Amortization

(Unit: JPY billion)

	FY Mar.2006 (Results)	FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	16.5	17.5	0.9	5.6

(6) R&D Expenditure

(Unit: JPY billion)

	FY Mar.2006 (Results)	FY Mar.2007 (Forecasts)	YoY	
	Amount	Amount	Diff.	Change (%)
Total	2.5	3.4	0.8	35.9

NEWS RELEASE

Announcement for the Distribution of Retained Earnings

October 26, 2006
Nomura Research Institute, Ltd.

The board of directors of Nomura Research Institute, Ltd. (NRI) resolved today that the distribution will be conducted with September 30 as the record date as detailed below.

1. Details of dividend distribution

	Dividends decided upon	Most recent forecast of dividends (announced April 27, 2006)	Previous distribution (Interim dividends at 1st half of the fiscal year ended March 31, 2006)
Record date	September 30, 2006	Same as at left	September 30, 2005
Dividend per share	70 Yen	Same as at left	50 Yen
Total amount of distribution	2,844 million Yen	-	2,245 million Yen
Effective date	November 29, 2006	-	November 30, 2005
Source of distribution	Retained earnings	-	Retained earnings

2. Forecast of dividends for the year (Unit:Yen)

	Dividend per share		
Record date	1st Half	Fiscal Year	Annual Total
Forecast of dividends		100	170
Performance for the fiscal year	70		
Performance for the previous fiscal year (ended March 31, 2006)	50	90	140

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-5533-3277
E-mail: ir@nri.co.jp

To List of Press Releases

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Extraordinary Report

An Extraordinary Report dated August 25, 2006 regarding the issuance of stock acquisition rights as stock options, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-2-2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., and an amendment to such Extraordinary Report dated September 11, 2006 regarding the determination of undetermined terms of the issuance, prepared in accordance with paragraph 5 of Article 24-5 of the Securities and Exchange Law, have been submitted to the Director of the Kanto Local Finance Bureau through EDINET. The extraordinary report and amendment thereto are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

(b) Type of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

Shares of common stock of the Reorganizing Companies.

(c) Number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

The number of shares of Reorganizing Companies to be issued upon exercise of one stock acquisition right shall be determined pursuant to (2) above, taking into account the conditions of the Corporate Reorganization Event.

(d) Amount of assets to be invested upon exercise of stock acquisition rights or method of calculation thereof:

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount determined pursuant to (3) above, taking into account the conditions of the Corporate Reorganization Event, by the number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition right determined in accordance with (c) above.

(e) Period for exercise of stock acquisition rights:

From the later of either the commencement date of the Exercise Period or the effective date of the Corporate Reorganization Event, up to the expiration of the Exercise Period.

(f) Matters concerning increase in capital and capital reserve in the event of issuance of shares upon exercise of stock acquisition rights:

To be determined pursuant to (5) above.

(g) Restriction on acquisition of stock acquisition rights by transfer:

Any transfer of stock acquisition rights requires the approval of the Reorganizing Companies.

(h) Terms and conditions of exercise of stock acquisition rights:

To be determined pursuant to (7) above.

(i) Acquisition clause for stock acquisition rights:

To be determined pursuant to (8) above.

(j) Arrangement for fractions of less than one share resulting from exercise of stock acquisition rights:

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(10) Arrangement for Fractions of Less than One Share Resulting from Exercise of Stock Acquisition Rights

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(11) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights.

(12) Allocation Date of Stock Acquisition Rights

September 11, 2006

(13) Number and breakdown of the parties to whom the solicitation of subscription was made

8 Directors of the Company, 28 Executive Officers of the Company and 6 Directors of the Company's domestic subsidiaries.

(14) Others

Other matters regarding the allocation of stock acquisition rights and exercise thereof shall be determined by a resolution of the Board of Directors of the Company.

3. Details of Nomura Research Institute, Ltd. Stock Acquisition Rights - 7th Series (in which the amount to be paid upon exercise of stock acquisition rights is set at one yen per share)

(1) Total Number of Stock Acquisition Rights

189.

The total number mentioned above is the number of shares expected to be allocated, and in the event that the total number of stock acquisition rights is reduced, such as there being no application for subscription thereof, then the total number of stock acquisition rights to be allocated shall be the total number of stock acquisition rights.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right (hereinafter the "Number of Subject Shares") shall be 100 shares of common stock of the Company.

Provided, however, that in the event that the Company undertakes a stock split or a reverse stock split of the shares of common stock, the Number of Subject Shares will be adjusted in accordance with the following formula and any fractions less than one share resulting from such adjustment will be disregarded.

$$\text{Number of Subject Shares After Adjustment} = \text{Number of Subject Shares Before Adjustment} \times \text{the Split (or Reverse Split) Ratio}$$

In addition to the above, in the event that the Company undertakes a gratis issue of shares or stock acquisition rights or otherwise, where an adjustment of the Number of Subject Shares shall be required, the Company shall undertake such adjustment as it deems necessary.

(3) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights or Method of Calculation Thereof

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid per share, which is set at one yen, by the Number of Subject Shares.

(4) Period for Exercise of Stock Acquisition Rights

From July 1, 2007 to June 30, 2008.

(5) Matters Concerning Increase in Capital and Capital Reserve in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

(a) The amount of increase in capital in the event of issuance of shares upon exercise of stock acquisition rights shall be one-half of the maximum amount of increase in capital calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction less than one yen being rounded up to the nearest yen.

(b) The amount of increase in capital reserve in the event of issuance of shares upon exercise of stock acquisition rights shall be the amount obtained by deducting the amount of increase in capital set forth in (a) above from the maximum amount of increase in capital set forth in (a) above.

(6) Restriction on Acquisition of Stock Acquisition Rights by Transfer

Any acquisition of stock acquisition rights by transfer requires the approval of the Board of Directors of the Company.

(7) Terms and Conditions of Exercise of Stock Acquisition Rights

(a) Persons who received allocation of stock acquisition rights (hereinafter the "Option Holder") must, at the time of the exercise of stock acquisition rights, be Directors, Corporate Vice Presidents, Auditors, Executive Officers, Executive Fellows, Senior Advisor, Counsel, Chief Counselor, Participant (or any other equivalent positions thereto) or Employees of the Company or its domestic subsidiaries (hereinafter collectively the "Prerequisite Position").

(b) Notwithstanding (a) above, in the event that the Option Holder loses its Prerequisite Position, the Option Holder may exercise its stock acquisition rights only for the period of one year from the date on which the Option holder lost its Prerequisite Position or the commencement date of the period for exercise of stock acquisition rights set forth in (4) above (hereinafter the "Exercise Period"), whichever is later, but not after the expiration of the Exercise Period.

(c) In the event of death of an Option Holder, if the Option Holder had satisfied the condition set forth in (a) above or if the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above immediately prior to its death, its legal successor will succeed to the stock acquisition rights and be entitled to exercise such stock acquisition rights (such person shall hereinafter be referred to as the "Successor"); provided, however, that the Successor may exercise such stock acquisition rights (in case of (a)) for the period of one year from the date on which the Option holder passed away or the commencement date of the Exercise Period, whichever is later, but not after the expiration of the Exercise Period, or (in case of (b)) for the same period as for which the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above.

(d) In the event of death of a Successor, such Successor's legal successor may not exercise the stock acquisition rights.

(e) The stock acquisition rights may be exercised only once.

(8) Acquisition Clause for Stock Acquisition Rights

(a) In the event that the Board of Directors of the Company resolves to convene the General Meeting of Shareholders for resolution of the matters set forth in (i) through (v) below, or in the event that convocation of such General Meeting of Shareholders is requested by a shareholder (if a resolution at the General Meeting of Shareholders is not required, in the event that the Board of Directors resolves such matters), when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights for no consideration on such date.

(i) proposal for merger agreements in which the Company becomes the extinct company;

(ii) proposal for agreement or plan on a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*) in which the Company becomes the split company;

(iii) proposal for agreement or plan on a share exchange or a share transfer pursuant to which the Company becomes a wholly-owned subsidiary of another company;

(iv) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer in respect of all shares to be issued by the Company; or

(v) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer or that the Company may acquire class of shares in whole by a resolution of the General Meeting of

Shareholders in respect of shares to be issued upon exercise of stock acquisition rights.

(b) In the event that a holder of stock acquisition rights becomes unable to exercise the stock acquisition rights as set forth in (7) above, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(c) In the event that a holder of stock acquisition rights waives all or part of the stock acquisition rights, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(d) In the event that an Option Holder loses its Prerequisite Position, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(e) When the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(9) Delivery of Stock Acquisition Rights in Corporate Reorganization and Conditions Thereof

In the event of a merger (limited to the case in which the Company becomes extinct), a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), a share exchange or a share transfer of the Company (hereinafter collectively the "Corporate Reorganization Event"), stock acquisition rights of a company surviving after a merger, a company to be established upon merger, a company which succeeds all or part of the rights and obligations that a company subject to corporate split (*kyushu bunkatsu*) owes in respect of its business, a company to be established upon a corporate split (*shinsetsu bunkatsu*), a company to acquire all of the issued shares of a company making a share exchange or a company to be established by a share transfer (hereinafter collectively the "Reorganizing Companies") shall be delivered to each holder of the stock acquisition rights outstanding at the time the Corporate Reorganization

Event becomes effective (hereinafter the "Outstanding Stock Acquisition Rights") in accordance with the conditions set forth below. In such event, the Outstanding Stock Acquisition Rights shall become null and void, and the Reorganizing Companies shall deliver new stock acquisition rights, only if and when the delivery of stock acquisition rights of the Reorganizing Companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of corporate split, plan for corporate split, share exchange agreement or share transfer plan in line with the following conditions.

(a) Number of stock acquisition rights of the Reorganizing Companies to be delivered:

The number of stock acquisition rights of the Reorganizing Companies shall be the same as that of Outstanding Stock Acquisition Rights.

(b) Type of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

Shares of common stock of the Reorganizing Companies.

(c) Number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

The number of shares of Reorganizing Companies to be issued upon exercise of one stock acquisition right shall be determined pursuant to (2) above, taking into account the conditions of the Corporate Reorganization Event.

(d) Amount of assets to be invested upon exercise of stock acquisition rights or method of calculation thereof:

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid per share, which is set at one yen, by the number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition right determined in accordance with (c) above.

(e) Period for exercise of stock acquisition rights:

From the later of either the commencement date of the Exercise Period or the effective date of the Corporate Reorganization Event, up to the expiration of the Exercise Period.

(f) Matters concerning increase in capital and capital reserve in the event of issuance of shares upon exercise of stock acquisition rights:

To be determined pursuant to (5) above.

(g) Restriction on acquisition of stock acquisition rights by transfer:

Any transfer of stock acquisition rights requires the approval of the Reorganizing Companies.

(h) Terms and conditions of exercise of stock acquisition rights:

To be determined pursuant to (7) above.

(i) Acquisition clause for stock acquisition rights:

To be determined pursuant to (8) above.

(j) Arrangement for fractions of less than one share resulting from exercise of stock acquisition rights:

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(10) Arrangement for Fractions of Less than One Share Resulting from Exercise of Stock Acquisition Rights

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.